TRILOGY INTERNATIONAL PARTNERS INC.

Annual Information Form
For the Year Ended December 31, 2016

Dated March 27, 2017

ANNUAL INFORMATION FORM
TRILOGY INTERNATIONAL PARTNERS INC.

ANNUAL INFORMATION FORM
TRILOGY INTERNATIONAL PARTNERS INC.

GENERAL MATTERS

Information Contained in this Annual Information Form

Unless the context otherwise indicates, references to “TIP Inc.” in this Annual Information Form (“AIF”) mean Trilogy International Partners Inc. and its consolidated subsidiaries following the completion of the Arrangement (as defined under the heading “Corporate Structure”). References to “Trilogy” mean Trilogy International Partners LLC, which became a subsidiary of TIP Inc. upon completion of the Arrangement.

Unless otherwise indicated, all information in this AIF is presented as at March 27, 2017, and references to specific years are references to the fiscal years of Trilogy ended December 31.

On February 7, 2017, Trilogy and Alignvest Acquisition Corporation (“Alignvest”) completed the Arrangement, as a result of which Alignvest changed its name to “Trilogy International Partners Inc.” and adopted the financial year-end of Trilogy, being December 31. See “Corporate Structure – The Arrangement”. This AIF should be read in conjunction with Trilogy’s 2016 audited consolidated financial statements and notes and Trilogy’s 2016 Management’s Discussion and Analysis (the “2016 MD&A”). These documents are not, however, incorporated by reference herein. Trilogy’s 2016 audited consolidated financial statements and the 2016 MD&A were filed by TIP Inc. pursuant to Section 4.10 of National Instrument 51-102 – Continuous Disclosure Obligations and are available on TIP Inc.’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Presentation of Financial Information

TIP Inc. has prepared Trilogy's consolidated financial statements in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). Shareholders of TIP Inc. who are resident in Canada should be aware that U.S. GAAP is different from International Financial Reporting Standards generally applicable to Canadian-incorporated companies.

This AIF makes reference to certain measures and wireless telecommunication industry metrics that are not recognized measures under U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP. They are, therefore, unlikely to be comparable to similar measures presented by other companies. Rather, these non U.S. GAAP measures complement U.S. GAAP measures by providing further understanding of TIP Inc.’s results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of TIP Inc.’s financial information reported under U.S. GAAP. Non-U.S. GAAP measures used to analyze the performance of TIP Inc. include “Adjusted EBITDA” and “Adjusted EBITDA margin”.

This AIF also makes reference to “data revenue”, “wireless service revenues”, “subscriber count”, “monthly average revenue per wireless user” or “ARPU”, “churn”, “cost of acquisition”, “equipment subsidy per gross addition”, and “capital intensity”, which are commonly used operating metrics in the wireless telecommunications industry, but may be calculated differently compared to other wireless telecommunication providers.

For a description of why non-U.S. GAAP measures are presented and a definition and reconciliation of each measure to their most directly comparable measures calculated in accordance with U.S. GAAP, see the heading “Definitions and Reconciliations of Non-GAAP Measures” in the 2016 MD&A.

Currency

Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to “$” or “U.S.$” are to United States dollars. References to “C$” are to Canadian dollars and references to “NZD$” are to New Zealand dollars.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon spot rates of exchange for the U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada.

Year Ended December 31
	2016	2015	2014

Noon rate at end of period	C$1.3427	C$1.3840	C$1.1601

Average noon rate during period	C$1.3248	C$1.2787	C$1.1045

High noon rate for period	C$1.4589	C$1.3990	C$1.1643

Low noon rate for period	C$1.2544	C$1.1728	C$1.0614

The following table sets forth, for the periods indicated, the high, low, average and period-end spot rates of exchange for the New Zealand dollar, expressed in U.S. dollars, published by Oanda (www.oanda.com).

Year Ended December 31
	2016	2015	2014

Rate at end of period	U.S.$0.6918	U.S.$0.6844	U.S.$0.7823

Average rate during period	U.S.$0.6969	U.S.$0.6999	U.S.$0.8300

High rate for period	U.S.$0.7442	U.S.$0.7825	U.S.$0.8815

Low rate for period	U.S.$0.6386	U.S.$0.6265	U.S.$0.7659

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this AIF are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”), including TIP Inc.’s business outlook for the short and longer term and statements regarding TIP Inc.’s strategy, plans and future operating performance. Forward-looking statements are provided to help you understand TIP Inc.’s views of its short and longer term plans, expectations and prospects. TIP Inc. cautions you that forward-looking statements may not be appropriate for other purposes.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance, they represent TIP Inc.’s current views and may change significantly. Forward-looking statements are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

  the absence of unforeseen changes in the legislative and operating frameworks for TIP Inc.;
  TIP Inc. meeting its future objectives and priorities;
  TIP Inc. having access to adequate capital to fund its future projects and plans;
  TIP Inc.’s future projects and plans proceeding as anticipated;
  taxes payable;
  subscriber growth, pricing, usage and churn rates;
  technology deployment;
  data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources;
  assumptions concerning general economic and industry growth rates; and

  commodity prices, currency exchange and interest rates and competitive intensity.

Forward-looking statements are statements about the future and are inherently uncertain, and TIP Inc.’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of known and unknown risks, uncertainties and other factors, including, without limitation, those referred to below under “Risk Factors” and those referred to in TIP Inc.’s other regulatory filings with the U.S. Securities and Exchange Commission (the “SEC”) in the United States and the provincial securities commissions in Canada. These risks, uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in TIP Inc.’s forward-looking statements include, without limitation:

  Trilogy has incurred losses in the past and TIP Inc. may incur losses in the future;
  TIP Inc.’s ability to refinance its indebtedness;
  TIP Inc.’s and Trilogy’s status as holding companies;
  TIP Inc.’s significant level of indebtedness and the refinancing, default and other risks, as well as the limits, restrictive covenants and restrictions resulting therefrom;
  TIP Inc.’s ability to incur additional debt despite its indebtedness level;
  the risk that TIP Inc.’s credit ratings could be downgraded;
  TIP Inc. having insufficient financial resources to achieve its objectives;
  risks associated with any potential acquisition, investment or merger;
  the significant political, social, economic and legal risks of operating in Bolivia;
  the regulated nature of the industry in which TIP Inc. participates;
  TIP Inc.’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights;
  the need for spectrum access;
  the use of “conflict minerals” and the effect thereof on manufacturing of certain products, including handsets;
  anti-corruption compliance;
  intense competition;
  lack of control over network termination, roaming and international long distance revenues;
  rapid technological change and associated costs;
  reliance on equipment suppliers;
  subscriber “churn” risks, including those associated with prepaid accounts;
  the need to maintain distributor relationships;
  TIP Inc.’s future growth being dependent on innovation and development of new products;
  security threats and other material disruptions to TIP Inc.’s wireless network;
  the ability of TIP Inc. to protect subscriber information;
  health risks associated with handsets;
  litigation, including class actions and regulatory matters;
  fraud, including device financing, customer credit card, subscription and dealer fraud;
  reliance on management;
  risks associated with the minority shareholders of TIP Inc.’s subsidiaries;
  general economic risks;
  natural disasters including earthquakes;
  foreign exchange and interest rate changes;
  currency controls;
  interest rate risk;
  Trilogy’s ability to utilize carried forward tax losses;
  TIP Inc.’s payment of dividends;
  tax related risks;
  TIP Inc.’s dependence on Trilogy to pay taxes and other expenses;
  Trilogy may be required to make distributions to TIP Inc. and the other owners of Trilogy;
  differing interests among TIP Inc.’s and Trilogy’s equity owners;
  volatility of the Common Share (as defined below under “Corporate Structure- The Arrangement”) price;

  dilution of the Common Shares;
  market coverage;
  TIP Inc.’s internal controls over financial reporting;
  new laws and regulations; and
  risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (“SOX”) (to the extent applicable).

This list is not exhaustive of the factors that may affect any of TIP Inc.’s forward-looking statements.

TIP Inc.’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and TIP Inc. does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

MARKET AND INDUSTRY DATA

This AIF relies on and refers to information regarding various companies and certain market and industry data. TIP Inc. has obtained this information and industry data from independent market research reports and information made publicly available by such companies. Such reports generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy or completeness of such information is not guaranteed. Although TIP Inc. believes the market research and publicly available information is reliable, TIP Inc. has not independently verified and cannot guarantee the accuracy or completeness of that information and investors should use caution in placing reliance on such information.

CORPORATE STRUCTURE

Incorporation

TIP Inc. was incorporated under the name “Alignvest Acquisition Corporation” under the Business Corporations Act (Ontario) (“OBCA”) on May 11, 2015. Alignvest was a special purpose acquisition corporation, or “SPAC”, formed for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving Alignvest, referred to as its “qualifying acquisition”.

The Arrangement

On November 1, 2016, Alignvest and Trilogy entered into an arrangement agreement (as amended December 20, 2016, the “Arrangement Agreement”). On February 7, 2017, pursuant to the terms of the Arrangement Agreement, Alignvest completed its qualifying acquisition under which it effected a business combination with Trilogy by way of a court approved plan of arrangement (the “Arrangement”).

Under the Arrangement, Alignvest acquired, directly or indirectly, all of the voting interest, and a significant economic equity interest, in Trilogy. As consideration, Trilogy received payments from Alignvest totaling approximately $199.3 million (net of $3.0 million in cash retained by TIP Inc.), representing the proceeds of Alignvest’s initial public offering and private placements that closed concurrently with the Arrangement, less redemptions from such proceeds of a portion of Alignvest’s then outstanding class A restricted voting shares (the “Alignvest Class A Restricted Voting Shares”) and certain expenses.

At the effective time of the Arrangement, Alignvest’s name was changed to “Trilogy International Partners Inc.” and Alignvest’s authorized capital was amended to create one special voting share (the “Special Voting Share”) and an unlimited number of common shares (the “Common Shares”). In addition, the existing share purchase warrants of Alignvest (the “Alignvest Warrants”) were deemed to be amended to be share purchase warrants (the “TIP Inc. Warrants”) to acquire Common Shares following 30 days after the effective date of the Arrangement, at an exercise price of C$11.50 per share, but otherwise unamended. The TIP Inc. Warrants are governed by the terms of a warrant agreement dated June 24, 2015 (as amended February 7, 2017, the “Warrant Agreement”) between TIP Inc. and TSX Trust Company (the “Warrant Agent”).

Immediately following the effective time of the Arrangement, TIP Inc. continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the Business Corporations Act (British Columbia) (“BCBCA”). As a result of this continuation, TIP Inc. adopted new Articles that included an advance notice policy, as well as certain ownership and voting restrictions that were implemented in order for TIP Inc. to comply with the Overseas Investment Act 2005 of New Zealand. See “Description of Capital Structure”.

For more information on the Arrangement, see the management information circular of Alignvest dated December 22, 2016 (including the prospectus set out at Appendix “F” thereto), as amended January 12, 2017, which is available on TIP Inc.’s SEDAR profile at www.sedar.com.

TIP Inc.

The head office of TIP Inc. is located at Suite 400, 155 108th Avenue NE, Bellevue, Washington, 98004 and the registered and records office of TIP Inc. is located at Suite 2600, 595 Burrard Street, P.O. Box 49314, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3.

Inter-corporate Relationships

The organizational chart below indicates the inter-corporate relationships of TIP Inc. and its material subsidiaries, including their jurisdiction of incorporation in parentheses, as of the date hereof.

Notes:

(1)

TIP Inc. indirectly holds the class B units of Trilogy (the “Trilogy Class B Units”) through its wholly-owned subsidiary, Trilogy International Partners Intermediate Holdings LLC (“Trilogy Intermediate Holdings”). The Trilogy Class B Units provide TIP Inc. with an indirect 52.9% economic interest in Trilogy under the Trilogy LLC Agreement (as defined below under the heading “Corporate Structure – Trilogy LLC Agreement”). Holders of Trilogy Class C Units hold the balance of the economic interest in Trilogy. See note (2) below for a description of the voting rights of holders of Trilogy Class C Units. Except under limited circumstances, only Trilogy International Partners Holdings (U.S.) Inc. (“Trilogy Holdings”), as the Managing Member (as defined below under the heading “Corporate Structure – Trilogy LLC Agreement”) holding Class A units of Trilogy (the “Trilogy Class A Units”), has any voting rights under the Trilogy LLC Agreement. See “Corporate Structure – Trilogy LLC Agreement – Management”.

(2)

Holders of Trilogy Class C Units (the “Trilogy Class C Units”) are entitled to exercise voting rights in TIP Inc. through the Special Voting Share held by TSX Trust Company (the “Trustee”) on the basis of one vote per Trilogy Class C Unit held, under the terms of a voting trust agreement among TIP Inc., Trilogy and the Trustee dated February 7, 2017 (the “Voting Trust Agreement”). See “Description of Capital Structure - Special Voting Share of TIP Inc.” and “Description of Capital Structure - Voting Trust Agreement”. At such time as there are no Trilogy Class C Units outstanding, the Special Voting Share shall automatically be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

(3)

Trilogy Holdings holds the Trilogy Class A Units and is the Managing Member of Trilogy. See “Corporate Structure – Trilogy LLC Agreement – Management”. The Managing Member has full and complete authority, power and discretion to manage and control the business, affairs and properties of Trilogy, subject to applicable law and the restrictions on Trilogy described under the heading “Corporate Structure – Trilogy LLC Agreement”. The Trilogy Class A Units have nominal economic value and no rights to participate in the appreciation of the economic value of Trilogy.

(4)	The Trilogy LLC Agreement governs, among other things, the business and affairs of Trilogy. See “Corporate Structure – Trilogy LLC Agreement”.
(5)

Certain matters relating to TIP Inc.’s ownership, transfer and sale of shares (the “NuevaTel Shares”) of Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia) S.A (“NuevaTel”) are subject to the NuevaTel Shareholders Agreement (as defined below). See “Description of the Business of TIP Inc. – Bolivia (NuevaTel) – NuevaTel Shareholders Agreement”.

(6)

Certain matters relating to TIP Inc.’s ownership, transfer and sale of shares (the “2degrees Shares”) of Two Degrees Mobile Limited (“2degrees”) as well as the governance of 2degrees are subject to the 2degrees Shareholders Agreement (as defined below). See “Description of the Business of TIP Inc. – New Zealand (2degrees) – 2degrees Shareholders Agreement”.

(7)	The minority holders of 2degrees consist of Tesbrit B.V. (“Tesbrit”) and NZ Communications Trustee Limited. Certain individuals also hold options to purchase 2degrees Shares.
(8)

2degrees had three separate loans from Trilogy totaling approximately $37.5 million as of December 31, 2016. Loans in the aggregate amount of $13.9 million are convertible into 2degrees shares at a per share price of $1.27 (the “Fixed Rate Loan”) and loans in the aggregate amount of $23.7 million are convertible at fair market value at the time of conversion (the “Floating Rate Loan”). In January 2017, Trilogy converted the outstanding balance of the Fixed Rate Loan into ordinary shares of 2degrees. 10,920,280 2degrees Shares were issued to Trilogy in full repayment of the Fixed Rate Loan. Further, in connection with the completion of the Arrangement on February 7, 2017, TIP Inc. indirectly acquired the interests of the 2degrees Participating Minority Shareholders (as defined below). In March 2017, Trilogy, on behalf of TIRS, paid the government of New Zealand the deferred installment of the 2degrees license obligation, increasing the Floating Rate Loan by $7.3 million. If all conversion rights under such indebtedness were exercised at December 31, 2016 and adjusted for: (i) the conversion of the Fixed Rate Loan; (ii) the transfer of shares from the 2degress Participating Minority Shareholders to TIP Inc., and; (iii) the payment to the New Zealand government, the impact would be an increase in TIP Inc.’s current 73.3% ownership interest in 2degrees by approximately 1.3%, subject to certain pre-emptive rights held by Tesbrit under the 2degrees Shareholder Agreement (see “Description of the Business of TIP Inc. – New Zealand (2degrees) – 2degrees Shareholders Agreement”).

The assets and revenues of each of the unnamed subsidiaries of TIP Inc. did not exceed 10% of Trilogy’s assets or have revenues exceeding 10% of the total consolidated revenues attributable to Trilogy’s assets of and for the year ended December 31, 2016. In the aggregate, such subsidiaries did not account for 20% of Trilogy’s assets or total consolidated revenues attributable to Trilogy’s assets as of and for the year ended December 31, 2016.

Trilogy LLC Agreement

At the effective time of the Arrangement, Trilogy, TIP Inc. and all of the Trilogy Members (as defined below), other than Trilogy Intermediate Holdings, entered into the Sixth Amended and Restated Limited Liability Company Agreement. Immediately after the effective time of the Arrangement, Trilogy, TIP Inc., Trilogy Holdings and Trilogy Intermediate Holdings entered into the Seventh Amended and Restated Limited Liability Company Agreement (the “Trilogy LLC Agreement”) to effect the transfer of Trilogy Class B Units from TIP Inc. to Trilogy Intermediate Holdings.

The following is a summary of the Trilogy LLC Agreement, which is binding on all Trilogy Members. This summary is qualified in its entirety by reference to that agreement, which is available on TIP Inc.’s SEDAR profile at www.SEDAR.com.

Description of Units

The interests in Trilogy are divided into and represented by an unlimited number of each of three classes of units (the “Trilogy Units”) as follows: (i) Trilogy Class A Units, all of which are held by (and only by) the Managing Member (as defined below), (ii) Trilogy Class B Units, all of which are held by Trilogy Intermediate Holdings, a 100% owned subsidiary of TIP Inc., and (iii) Trilogy Class C Units, all of which are held by the other Trilogy members (all of whom were members of Trilogy as of immediately prior to consummation of the Arrangement) (collectively, with Trilogy Intermediate Holdings and the Managing Member, the “Trilogy Members”).

As of February 7, 2017, the effective date of the Arrangement, there were 157,339,668 Trilogy Class A Units, 44,177,149 Trilogy Class B Units and 39,334,917 Trilogy Class C Units outstanding. The Trilogy Class C Units are subdivided into Class C-1 Units, Class C-2 Units, and Class C-3 Units.

The economic interests of the Trilogy Class C Units are pro rata to those of the Trilogy Class B Units, which are held by TIP Inc. through its 100% owned subsidiary, Trilogy Intermediate Holdings. The number of Trilogy Class B Units is equal, and at all times will be equal, to the number of Common Shares.

Except under limited circumstances, only Trilogy Members holding Trilogy Class A Units (currently, Trilogy Holdings) have any voting rights under the Trilogy LLC Agreement. Except for the nominal economic rights possessed by the holders of Trilogy Class A Units, only Trilogy Members holding Trilogy Class B Units or Trilogy Class C Units have economic rights under the Trilogy LLC Agreement.

Reciprocal Changes

TIP Inc. may not issue or distribute additional Common Shares, or issue or distribute rights, options or warrants to acquire additional Common Shares, or issue or distribute any cash or property to holders of all or substantially all Common Shares (on a ratable basis), unless a corresponding issuance or distribution is made on an economically equivalent basis to all holders of Trilogy Class C Units. TIP Inc. also may not subdivide, reduce, combine, consolidate, reclassify or otherwise change Common Shares, unless a corresponding change is made with respect to the Trilogy Class C Units.

No action in respect of the Trilogy Class C Units contemplated by the preceding paragraph shall be made without the corresponding action having been made in respect of Common Shares.

If TIP Inc. issues or redeems Common Shares, Trilogy is obligated to issue or redeem a corresponding number of Trilogy Class B Units to or from Trilogy Intermediate Holdings, such that the number of issued and outstanding Trilogy Class B Units at any time will correspond and be equivalent to the then number of issued and outstanding Common Shares.

Income Allocations; Distributions

Income shall be allocated among the Trilogy Members in proportion to the number of Trilogy Class B Units and Trilogy Class C Units held by such members, except that, under Section 704(c) of the U.S. Internal Revenue Code (the “Code”), gain or loss realized from the disposition of NuevaTel or 2degrees shall be allocated taking into account the “built-in gain” associated with such assets as of February 7, 2017, the effective date of the Arrangement, first allocating such built-in gain to the holders of Trilogy Class C Units, and then, unless otherwise determined by the Independent Directors (as defined in the Trilogy LLC Agreement), allocating gain in excess of such built-in gain, and loss, pro rata among the Trilogy Members in proportion to the number of Trilogy Class B Units and Trilogy Class C Units held by such members. Distributions (except in liquidation) shall be made at the times and in the amounts determined by the Managing Member, except that Trilogy is required to make, on a periodic basis, tax distributions to the Trilogy Members in proportion to the number of Trilogy Class B Units and Trilogy Class C Units held by such members, based on an assumed forty percent (40%) tax rate multiplied by Trilogy’s positive taxable income (if any) for the period. All distributions of cash flow from operations shall be made among the Trilogy Members in proportion to the number of Trilogy Class B Units and Trilogy Class C Units held by such members.

Redemption Rights of Holders of Trilogy Class C Units

From and after the expiration of the Lock-Up Period (as defined below) applicable to any Trilogy Class C Units, a holder of such Trilogy Class C Units shall have the right to require Trilogy to repurchase any or all of such Trilogy Class C Units held by such holder for either (i) a number of Common Shares equal to the number of Trilogy Class C Units to be repurchased or (ii) a cash amount equal to the fair market value of such Common Shares at such time (based on the weighted average market price of a Common Share during the preceding twenty (20) consecutive trading days), the form of consideration to be determined by Trilogy. The repurchase shall occur on the date specified in the notice provided by the holder notifying Trilogy of its exercise of such redemption right, which shall be no less than fifteen (15) business days from the date of such notice. In addition, Trilogy is required to cause a mandatory redemption of all outstanding Trilogy Class C Units for the consideration described above upon the earliest to occur of (A) the seven-year anniversary of consummation of the Arrangement, (B) there remaining outstanding fewer than five percent (5%) of the issued and outstanding Trilogy Class C Units immediately after consummation of the Arrangement, (C) a change in control of TIP Inc. or of Trilogy Holdings and Trilogy Intermediate Holdings, or (D) the failure of the holders of Trilogy Class C Units to approve any transaction required to maintain the economic equivalence of a Trilogy Class C Unit and a Common Share.

Transfer Restrictions

No holder of Trilogy Class C Units may transfer Trilogy Units comprising any series of Trilogy Class C Units during the following periods, measured from the date of consummation of the Arrangement, being February 7, 2017 (each, a “Lock-Up Period”):

(i)	Class C-1 Units: 24 months;

(ii)	Class C-2 Units: 12 months; and

(iii)	Class C-3 Units: 180 days.

The foregoing restrictions do not apply to transfers by a holder of Trilogy Class C Units to an Affiliate (as defined in the Trilogy LLC Agreement), so long as such transferee remains an Affiliate. In the case of any such transfer to an Affiliate, such Affiliate will be bound by the foregoing transfer restrictions.

From and after the expiration of the Lock-Up Period applicable to any Trilogy Class C Units, the holder of such Trilogy Class C Units may freely transfer its Trilogy Class C Units after giving fifteen (15) business days prior written notice to Trilogy of its intention to do so; provided that if Trilogy receives from any holder of Trilogy Class C Units any such notice (“Proposed Transfer Notice”), then upon notice to such holder within five (5) business days of receipt of such Proposed Transfer Notice, Trilogy is required to, unless otherwise determined by all of the Independent Directors (as defined in the Trilogy LLC Agreement), cause a mandatory redemption of all of the outstanding Trilogy Class C Units of such holder proposed to be transferred in accordance with the procedures set forth under the heading “Redemption Rights of Holders of Trilogy Class C Units” above.

In addition to the foregoing, the Common Shares issuable on redemption of the Trilogy Class C Units held by a Locked-Up Shareholder (as defined below) are also be subject to restrictions on transfer following the consummation of the Arrangement. See “Escrowed Securities and Securities Subject to Contractual Restriction on Transfer”.

None of TIP Inc., Trilogy Holdings or Trilogy Intermediate Holdings is permitted to transfer their Trilogy Units, other than (i) pursuant to a change of control transaction involving TIP Inc. or involving Trilogy Holdings and Trilogy Intermediate Holdings, (ii) pursuant to a Drag-Along Sale (as defined below), or (iii) to any 100% owned direct or indirect subsidiary of TIP Inc.

Canadian securities regulatory authorities may intervene in the public interest (either on application by an interested party or by staff of a Canadian securities regulatory authority) to prevent an offer to holders of Trilogy Class C Units being made or completed where such offer is abusive of the holders of Common Shares who are not subject to that offer.

TIP Inc. is required to advise the Ontario Securities Commission in the event a holder of Trilogy Class C Units proposes to transfer to a third party, Trilogy Class C Units representing greater than 10% of the combined issued and outstanding Common Shares and Trilogy Class C Units for a price that is greater than 115% of the market price (as such term is defined in s.1.11 of National Instrument 62-104 – Take-Over Bids and Issuer Bids).

Change of Control; Drag-Along; Required Approvals for Sale Transactions

TIP Inc. may not, and may not permit Trilogy Holdings and Trilogy Intermediate Holdings or Trilogy to, consummate a change of control transaction, unless the consideration payable in respect of such transaction is comprised of cash or marketable securities having value sufficient to enable the recipient thereof to pay all tax liabilities arising under, or related to, such transaction (assuming the consideration payable to each recipient would be taxable at a forty percent (40%) tax rate).

If TIP Inc., Trilogy Holdings and Trilogy Intermediate Holdings determine to transfer in one or a series of related bona fide arm’s-length transactions all, but not less than all, of the Trilogy Class A Units and Trilogy Class B Units held by them (whether in connection with a merger, acquisition or similar transaction) and the consideration payable in respect of such transaction meets the consideration requirements described above, TIP Inc., Trilogy Holdings and Trilogy Intermediate Holdings are required to “drag-along” all other Trilogy Members as to all of their respective Trilogy Units, on the same terms and conditions (a “Drag-Along Sale”).

Under the Articles of TIP Inc., if any Trilogy Class C Units (as constituted on the close of business on the effective date of the Arrangement, being February 7, 2017) would be issued and outstanding on the effective date of any proposed Sale Transaction (as defined below in “Description of Capital Structure - Rights and Restrictions in Connection with a Proposed Sale Transaction”), such proposed Sale Transaction would, unless approved by all of the Independent Directors of TIP Inc. (as defined in the Articles of TIP Inc.), be subject to the approval of the holders of Common Shares and the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast.

Management

The management of the business and affairs of Trilogy is vested in the Trilogy Member designated by the holders of Trilogy Class A Units as the “Managing Member”. The initial Managing Member is Trilogy Holdings. The Managing Member can only be changed by the holders of a majority of the Trilogy Class A Units (i.e., the Managing Member acting through its TIP Inc.-appointed directors). Subject to applicable law and the restrictions on Trilogy described in this section of the AIF, the Managing Member generally has complete authority, power and discretion to manage and control the business, affairs and properties of Trilogy.

Restrictions on Activities of TIP Inc.

TIP Inc. and its wholly-owned subsidiaries are not permitted to, among other things, incur indebtedness (except as provided below), make acquisitions or investments, or engage in any trade or business, except through Trilogy and its subsidiaries (subject to limited exceptions).

If TIP Inc. issues any additional equity interests, the net proceeds of such issuance are required to be paid to Trilogy, in consideration of the issuance to Trilogy Intermediate Holdings of a corresponding amount of Trilogy Class B Units or other applicable additional equity in Trilogy. If TIP Inc. incurs any indebtedness, the net proceeds of such incurrence must be advanced to Trilogy as a loan, on terms corresponding to those governing the indebtedness incurred by TIP Inc.

Notwithstanding the foregoing, as more fully described below, a portion of the net proceeds of any such equity issuance or debt issuance may be used by TIP Inc. to pay obligations that are to be funded by Trilogy, but that Trilogy is unable to fund because of restrictions under the Existing Notes Indenture (as defined below in “Material Contracts – Existing Notes Indenture”) or other agreements by which Trilogy is bound.

TIP Inc. and Managing Member Expenses

Trilogy is required to make payments to TIP Inc. and Trilogy Holdings (and any 100% owned subsidiary of TIP Inc.) as required for each of them to pay expenses, costs, disbursements, fees and other obligations (other than income tax obligations, except for income tax obligations arising in respect of payments made by Trilogy to TIP Inc., Trilogy Holdings or any 100% owned subsidiary of TIP Inc. to pay expenses and other obligations) incurred in respect of any of their business or affairs related to their investment in Trilogy, in all cases to the extent that TIP Inc., Trilogy Holdings or such subsidiary does not have not have cash on hand to pay such amounts. Trilogy may be restricted under the Existing Notes Indenture or other agreements by which Trilogy is or may in the future be bound from making such payments as required, in which case, to the extent Trilogy is so restricted, TIP Inc. shall be permitted to issue equity, and TIP Inc., Trilogy Holdings or any 100% owned subsidiary of TIP Inc. shall be permitted to incur indebtedness, to finance the payment of such obligations.

Tax Matters Partner

For all taxable years of Trilogy ending before or including the effective date of the Arrangement, Theresa E. Gillespie or, if Theresa E. Gillespie is unable or declines to serve, another person selected by the holders of a majority of the Trilogy Class C Units, shall serve as the tax matters partner of Trilogy (the “Tax Matters Partner”); provided, however, that with respect to any matter to be acted upon or determined by such Tax Matters Partner (other than any act or determination as required by applicable law, or related to or arising out of any matter encompassed by the redemption rights of the holders of Trilogy Class C Units), the approval of all of the Independent Directors shall be required if the decision of the Tax Matters Partner would have a material or disproportionately adverse effect upon the holders of Trilogy Class B Units, in either case, as compared to the holders of Trilogy Class C Units. For all other taxable years of Trilogy, an individual selected by the Managing Member with the approval of a majority of the Independent Directors shall serve as the Tax Matters Partner.

Amendments

Amendments generally require approval by holders of Trilogy Units representing not less than fifty percent (50%) of each class of Trilogy Units, provided, that any amendment that materially adversely or disproportionately affects the economic benefits of any Trilogy Member requires the written consent of such member; provided, further, that any amendment that extends the duration of any Lock-Up Period of any series of Trilogy Class C Units requires approval by holders of Trilogy Class C Units representing not less than fifty percent (50%) of such series of Trilogy Class C Units.

DESCRIPTION OF THE BUSINESS OF TIP INC.

Following the Arrangement between Alignvest and Trilogy, TIP Inc. now holds a significant economic interest in Trilogy’s existing business of indirectly providing wireless communications services through its operating subsidiaries in New Zealand and Bolivia.

Overview

Trilogy Background

Trilogy, based in Bellevue, Washington, is an internationally focused privately held wireless telecommunications company. Trilogy was founded in 2005 by John W. Stanton, Bradley J. Horwitz, and Theresa E. Gillespie (collectively, the “Trilogy Founders”), who, together with a small group of other investors, bought assets including Bolivia (NuevaTel) from Western Wireless Corporation (“Western Wireless”), which had been founded by the Trilogy Founders and sold to Alltel Corporation for $6 billion in 2005.

Over the following 11 years, Trilogy completed a number of transactions that resulted in the portfolio of operations that are now owned by TIP Inc. In 2008, Trilogy acquired 26% of New Zealand Communications Limited, a greenfield mobile wireless operator in New Zealand, now known as 2degrees. Trilogy subsequently increased its stake in 2degrees and TIP Inc. now holds approximately 73.3% of 2degrees following the completion of the Arrangement. Focusing its efforts on growing 2degrees and NuevaTel, Trilogy sold its operating company in Haiti in 2012 and in the first quarter of 2016 it divested its ownership of a wireless system in the Dominican Republic (adjacent to Haiti), which it had acquired in 2007. Finally, in 2015 2degrees acquired Snap Limited (“Snap”), a New Zealand provider of fixed broadband communications services to enterprise and residential subscribers.

TIP Inc.

TIP Inc. owns and controls majority stakes in two operations that the Trilogy Founders grew from greenfield developments. 2degrees in New Zealand, with estimated wireless market share of approximately 23%, and NuevaTel in Bolivia, with estimated wireless market share of approximately 23%, provide communications services customized for each market, including local, international long distance, and roaming services for both customers and international visitors roaming on their networks. 2degrees also provides fixed voice and broadband services in New Zealand. Both companies provide mobile services on both a prepaid and postpaid basis.

2degrees and NuevaTel’s networks support several digital technologies including Global System for Mobile Communications (“GSM” or “2G”); Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (“3G”); and Long Term Evolution, a widely deployed fourth generation service (“4G”). 3G and 4G networks are important because they enable customers to use smartphones which enable greater consumption of data. 4G networks are particularly important as data speeds of up to 10 times faster than 3G enable customers to use more data-intensive applications, driving higher revenue. Both 2degrees and NuevaTel benefit from ample spectrum licenses, and have recently invested significant amounts of capital in their network infrastructure in 3G and 4G to benefit from growth in additional data consumption.

A summary overview of TIP Inc.’s operating subsidiaries is presented below as at December 31, 2016 unless otherwise noted.

	New Zealand (2degrees)	Bolivia (NuevaTel)
TIP Inc. Ownership Percentage	73.3%(1)	71.5%
Launch Date	August 2009	November 2000
Population (in millions)(2)	4.5	11.0
Wireless Penetration(3)	139%	86%
Wireless Subscribers (in thousands)	1,439	2,217
Market Share of Wireless Subscribers(3)	23%	23%

Notes:
	(1)	Approximate as of the date hereof. As of December 31, 2016, prior to the completion of the Arrangement, Trilogy held approximately 62.9% of 2degrees.
	(2)	Source: The U.S. Central Intelligence Agency’s World Factbook as of July 2016.
	(3)	Management estimates.

New Zealand (2degrees)

Background to market entry

2degrees successfully entered the New Zealand market in 2009 as a disruptive competitor. Prior to 2degrees’ entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Telecom New Zealand (now Spark New Zealand (“Spark”)), were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue, compared to 42% for the rest of its Organisation for Economic Co-operation and Development (OECD) peers. These two factors led Trilogy to believe that New Zealand presented a significant opportunity for a third competitor to enter the market successfully.

Consequently, 2degrees launched in the New Zealand wireless market in 2009 through innovative pricing, a customer-centric focus, and differentiated brand positioning. 2degrees introduced a novel, low-cost, pre-paid mobile product that cut the incumbents’ prices of prepaid voice calls and text messages in half. Since then, 2degrees has reinforced its reputation as the challenger brand by combining low-cost alternatives with excellent customer service. 2degrees rapidly gained market share: as of December 31, 2016, management estimates 2degrees’ wireless market subscriber share to be approximately 23%.

Additionally, with the acquisition of Snap on April 30, 2015, 2degrees began to provide fixed broadband communications services to new and existing subscribers.

As of December 31, 2016, Trilogy-controlled entities owned 62.9% of 2degrees, with the remaining interests owned primarily by Tesbrit (27.4%), a Dutch investment company, Hautaki Limited (7.2%), a Maori-owned entity (“Hautaki”), and KMCH Holdings Limited (2.5%), a New Zealand limited company (“KMHC” and together with Hautaki, the “2degrees Participating Minority Shareholders”). Upon completion of the Arrangement on February 7, 2017, TIP Inc.-controlled entities owned approximately 73.3% of 2degrees, with the remaining 26.7% interests owned primarily by Tesbrit. The majority of funding to the 2degrees business has been through equity contributions, totaling approximately $367 million through December 31, 2016, which were funded by Trilogy and the 2degrees minority partners.

Strategy

2degrees has grown rapidly since its launch in 2009. Since starting as a low-cost, prepaid-only challenger, 2degrees has transformed itself into a full-service provider. Management believes several key initiatives will enable 2degrees to continue its growth, including: (i) increasing market share in the consumer postpaid mobile market by providing 4G data services and optimizing video content delivery, (ii) capitalizing on the Snap acquisition to provide fixed broadband services and bundled product offerings, specifically to the previously underserved enterprise customers, (iii) cross-selling fixed solutions to the existing mobile consumer subscriber base, and (iv) continuing to invest in its network.

2degrees is in the process of transitioning its customer mix to add higher value, higher margin postpaid customers. Despite having an overall market share of all wireless customers of approximately 23%, 2degrees’ market share of higher-value postpaid customers was only approximately 26% as of December 31, 2016. As a result, management estimates that there is a significant opportunity to drive incremental Service Revenues and Adjusted EBITDA from both (i) converting prepaid customers into postpaid customers, and (ii) gaining greater market share in the postpaid space. The New Zealand Commerce Commission estimates that as of June 30, 2015, postpaid subscribers comprise approximately 40% of the nationwide wireless subscriber base, yet contribute over 70% of revenues. As 2degrees’ customer mix improves and it gains a greater share of the postpaid market, management anticipates that the blended ARPU will increase significantly. In the fourth quarter of 2016, 2degrees’ postpaid subscribers generated almost five times the ARPU of prepaid subscribers, at $36.95 compared to prepaid ARPU of $7.85 Management believes that there continues to be opportunities to grow data revenues in the postpaid market due to, among other reasons, (i) proliferating smartphone usage in New Zealand, (ii) the development of new distribution channels, and (iii) the introduction of new devices and other technologies.

Additionally, 2degrees is leveraging its acquisition of Snap, a broadband service provider, to improve its service offerings and gain a larger share of the overall NZD$5 billion telecommunications market. Given this addition to the service offerings, 2degrees started to bundle wireless and broadband product offerings to Small and Medium Enterprises (“SME”) customers to become a compelling and competitive option. SME is the market base with the single largest concentration of revenue in the New Zealand market and 2degrees estimates that it has only single-digit penetration of the SME market. To better enable 2degrees to target SME customers, the acquisition of Snap gives 2degrees the opportunity to develop SME specific plans and to cross-sell services to existing mobile and broadband subscribers. These initiatives are expected to drive meaningful increases in Service Revenues, Adjusted EBITDA and, importantly, cash flow, given that fixed-broadband offerings in New Zealand require minimal capital investment because of the fiber-to-the-premise infrastructure funded and supported by the government.

Lastly, 2degrees has invested over $400 million in its spectrum, network and other capital expenditures since 2009. 2degrees has used these investments in building its network to provide national coverage (approximately 96% of New Zealand’s population), launching 4G services in 2014, and bringing its 4G capability to over 65% of its total cell sites. Initially, 2degrees launched service with a network only in major population centers and relied on roaming agreements to provide service outside these areas. Now that 2degrees has its own robust, nationwide network, it is able to provide better service, enhancing both customer attraction and retention, and has an improved cost structure with lower roaming fees paid to other network operators. Going forward, 2degrees expects to continue investing in its network infrastructure to continue offering competitive service offerings.

Services

Today, 2degrees continues to offer compelling plans for voice and data. The Prepay Plus plan has low standard calling and texting rates to anyone in New Zealand and can be easily complemented with bundled rate plans, or “Value Packs”. Furthermore, 2degrees also offers “Carryover Packs”, rate plans which let customers call and text Australia at no extra cost. The latter also includes an option that enables customers to carry-over unused minutes and data for up to a year. As 2degrees has increased scale, it has intensified its efforts to recruit postpaid subscribers 2degrees’ postpaid plans attract higher value subscribers through innovative offers such as the “Carryover” plans, in addition to the Equipment Installment Plan (“EIP”), which is a handset financing program. 2degrees also offers shared plans, “Freedom” plans (no-term contract), and the ability to call and text both New Zealand and Australia at no extra cost. 2degrees also offers a trade-up option on certain high value handsets whereby a subscriber can trade up to the latest smartphone every year under certain terms and conditions.

One of the key changes in the New Zealand market has been the introduction of the EIP, which are handset financing plans that allow customers to purchase the handsets they prefer, largely without regard to the service rate plans they select, and pay for their phones over time. The introduction of the EIP significantly reduces handset subsidies that 2degrees pays, thereby reducing subscriber acquisition costs, while allowing subscribers to purchase high-end handsets with the flexibility to choose the appropriate monthly plans without long-term contracts. This handset financing model enables subscribers to purchase data-centric handsets leading to increased data usage and total revenues, as well as generating overall customer satisfaction. Since 2degrees separated the repayment of the handset cost from the service charge, subscribers have upgraded more quickly to the latest handsets as evidenced by the fact that, as of December 31, 2016, over 80% of all postpaid subscribers are on a 4G handset.

2degrees entered the fixed-line internet service provider (“ISP”) business and began offering home broadband plans with the Snap acquisition in 2015. Consistent with the 2degrees values of simplicity and transparency, 2degrees offers just two plans to new residential customers: an uncapped internet plan and a plan with a traffic cap of 80 gigabytes per month. 2degrees offers customers equivalent pricing for both traditional copper broadband and entry-level ultra-fast fiber broadband. This equivalent pricing enables 2degrees to stand by its commitment to offer the best type of connection available at each address, and to upgrade customers as new technology becomes available.

Marketing Strategy

2degrees positions itself as customer friendly, standing for value, fairness, and simplicity, combining low-cost alternatives with excellent customer service. 2degrees leverages its outstanding customer service capabilities to differentiate itself from competitors and to foster a highly satisfied and loyal customer base as evidenced by 2degrees’ strong net promoter score. This customer-centric focus has resulted in 2degrees receiving numerous customer service awards from Canstar Blue and Roy Morgan Research, both of whom seek to identify and reward brands that exemplify product innovation and customer value.

Advertising

2degrees’ media strategy involves developing insight into consumer preferences and choices, followed by seeking to influence the consumers at each stage of their selection process. 2degrees aims to (i) reach consumers who are not actively in the market, (ii) win share from consumers who are seeking a communications product, and (iii) foster brand-loyalty and advocacy to its existing customers. With respect to its media strategy, 2degrees focuses on digital, television, online-video content, and outdoor advertising to market the 2degrees brand.

Distribution

As of December 31, 2016, 2degrees’ distribution network included approximately 19 company-owned retail stores, over 40 independent dedicated dealers and over 2,500 points of sale through national retail chains and grocery stores. 2degrees also offers services through its online self-service store.

Operations

Facilities

2degrees is headquartered in Auckland, with offices in Wellington and Christchurch.

Employees

2degrees has experienced rapid growth and has increased total employees from 381 as of December 31, 2010 to 1,035 employees as of December 31, 2016. 2degrees’ employees are distributed across its functional areas with 287 in sales and marketing, 209 in operations and engineering, 99 in information technology, 339 in customer operations, and 101 in finance and administration, corporate affairs and human resources.

Assets

Network

2degrees operates 2G, 3G and 4G networks. As of December 31, 2016, the 2degrees network consisted of 1,041 cell sites, of which approximately 697 provide 4G service (an increase of 129 4G sites from December 31, 2015). 2degrees provides nationwide coverage with 96% of New Zealand covered through its own network and an additional 2% covered through a national roaming agreement with Vodafone. During 2016, 2degrees built additional cell sites to improve data throughput and in-building coverage. Additionally, 2degrees initiated deployment of cell sites in areas of the country where its subscribers generate high levels of national roaming traffic in order to minimize consumer roaming costs; full benefits for this construction program are expected to be realized in 2017 after the project is completed in the first quarter of 2017.

2degrees Spectrum Holdings

Management believes 2degrees has ample spectrum to compete effectively against other New Zealand wireless operators and expects to renew its spectrum position once the applicable license expiration date is reached.

Frequency Band	Spectrum	Spectrum License Expiration	Technology
700 MHz	10 MHz x 2	2031(1)	4G
900 MHz	9.8 MHz x 2	2031(2)	2G and 3G
1800 MHz	25 MHz x 2	2021	2G and 3G
2100 MHz	15 MHz x 2	2021	3G

Notes:
(1)

The 2031 expiration for the 700 MHz license is conditioned on payment of the spectrum license cost in installments by 2019. If the aforementioned criteria are not satisfied, the 700 MHz spectrum license expires in 2020.

(2)

The 2031 expiration for the 900 MHz spectrum is conditioned on payment by May 2022 of the price of the spectrum license and satisfying certain New Zealand Commerce Act requirements per the sale offer. If these criteria are not satisfied, the rights to use the 900 MHz spectrum expire except for 4 MHz that expires in 2031.

Market Context

New Zealand is a developed, prosperous country with a population of 4.5 million and a wireless penetration rate of 139.0% .

Economy Overview

Over the past 30 years, New Zealand has transformed from an agrarian economy, dependent on concessionary British market access, to a more industrialized, developed, services-dependent nation, with a large and growing tourism industry and free market economy that competes globally. The country had steady GDP growth of over 2.5% per year with low, stable inflation rates. The country’s GDP per capita is on par with Western Europe.

The country has a well-developed legal framework and regulatory system. New Zealand was most recently rated AA+ by Standard & Poor’s (“S&P”) and Aaa by Moody’s based on the country’s high economic strength, very high institutional and government financial strength, and low susceptibility to event risk. The country has no history of debt default.

New Zealand operates under a floating currency regime where the Official Cash Rate (“OCR”) is used as a monetary policy lever. The OCR is the interest rate set by the Reserve Bank of New Zealand to meet the inflation target specified in its Policy Targets Agreement; the rate is reviewed eight times a year and may be adjusted following significant changes in global macroeconomics.

Telecom Overview

The size of the New Zealand telecommunications market reached NZD$5 billion in 2015 and total industry investment for 2015 was approximately NZD$1.77 billion, surpassing the previous high in 2014. This investment was underpinned by government-backed spending in the Ultra-Fast Broadband initiative, which brings fiber connectivity to homes, schools, businesses, and medical facilities; the Rural Broadband initiative, which brings fiber connection to rural areas; and the 4G mobile spectrum investment, which upgrades the infrastructure capability.

With a high wireless penetration rate of 139% and the availability of the latest in-demand devices, data consumption in New Zealand continues to grow. Mobile data consumption has nearly doubled in 2015; consumers utilized approximately 390 megabytes per subscriber in 2015, up from 229 megabytes in 2014, suggesting strong growth in data consumption for the foreseeable future. This growth in consumption is largely due to an increased share of smartphone owners utilizing data. In 2016, smartphone device shipments have taken a 92% share of overall device shipments in the market. Additionally, New Zealand smartphone adoption has risen to 82% through June 30, 2016, up from 77% in 2015 and 68% in 2014.

Competition

2degrees competes with two wireless providers in New Zealand: Vodafone, with 39% of the wireless subscriber market, and Spark with 38% of the market, in each case based on management estimates as of December 31, 2016. Vodafone operates a 2G, 3G and 4G network. Spark operates a 3G and 4G network. Spark and Vodafone offer services across both the fixed and mobile markets.

In the broadband market, 2degrees, with 3% of the broadband subscriber market, competes with a handful of broadband providers in New Zealand: Spark with 42% of the broadband subscriber market, Vodafone with 27% of the market, Vocus with 14% of the market, Trust Power with 5% of the market, and remaining players accounting for 9%, as of December 31, 2016.

Governmental Regulation

New Zealand has a dedicated Minister for Communications, supported by the Ministry of Business Innovation and Employment (“MBIE”), which advises on policy for telecommunications and spectrum issues. The Ministry of Business Innovation and Employment administers the allocation of radio frequency licenses. 2degrees offers service pursuant to licenses in the 700 MHz band, the 900 MHz band, the 1800 MHz band and the 2100 MHz band. 2degrees’ 900 MHz and 700 MHz spectrum licenses expire in, or can be renewed to, 2031; other spectrum licenses expire in 2021. The MBIE has indicated that it may not offer renewals to 2degrees and its wireless competitors for all of the spectrum they currently use in the 1800 and 2100 MHz bands, but may hold a portion of the spectrum for auction. The MBIE has not made a final decision on the matter.

The politically independent Commerce Commission of New Zealand is responsible for implementation of New Zealand’s Telecommunications Act 2001. Pursuant to the Telecommunications Act 2001, the Commerce Commission includes a dedicated Telecommunications Commissioner, who oversees a team that enforces, monitors, and provides reports on the telecommunications sector. The Commerce Commission is responsible for identifying which telecommunications services warrant regulation, price and/or non-price terms for regulated services, market monitoring and for establishing enforcement arrangements applicable to regulated services.

2degrees believes that it has benefited from this policy and regulatory framework. It has gained access to tower sharing sites, has benefited from regulated number portability and regulated rates for mobile termination, and has the ability to secure regulated rates for national roaming if commercial negotiations fail. In addition, the Telecommunications Act 2001 provides for wholesale regulation of fixed access services that 2degrees offers, including unbundled bitstream access. Both policy and implementation issues related to spectrum are carried out by the MBIE.

The New Zealand government is currently undertaking a statutory review of the Radiocommunications Act. This review primarily addresses interference management and does not address spectrum allocation or competition issues. The New Zealand government is also reviewing the Telecommunications Act 2001. In the context of this review, it has announced that the regulatory framework for fiber services will be regulated using a ‘utility style’ building blocks approach post-2020 (representing a shift from the current Total Service Long Run Incremental Cost (TSLRIC) pricing approach applied to copper services). Copper services are proposed to be deregulated in areas where fiber services are available. Access to fiber unbundling will be required, but is not price-regulated. There are no major changes to the regulation of mobile services proposed at this stage but various generic Telecommunications Act 2001 processes may be streamlined. Implementation details are still being determined.

The New Zealand government has taken an active role in funding fiber (the Ultra-fast Broadband Initiative) and wireless infrastructure (the Rural Broadband Initiative) to enhance citizens’ access to higher speed broadband services. In March 2015 the Government announced the expansion of the Ultra-fast Broadband Initiative from 75% to 80% of premises passed, at a projected cost of between NZD$152 million and NZD$210 million. In addition, it announced an extension of the Rural Broadband Initiative and a Mobile Black Spots Fund, allocating NZD$150 million of funding for these purposes. Competitive tenders for these initiatives are due in the first half of 2017.

New Zealand’s Overseas Investment Office (“OIO”) screens foreign investments that would result in the acquisition of 25% or more ownership of, or a controlling interest in, “significant business assets” (significant business assets are defined as assets valued at more than NZD$100 million). For those investments that require screening, the investor must demonstrate the necessary business experience and acumen to manage the investment, demonstrate financial commitment to the investment, be of good character, and not be a person who would be ineligible for a permit under New Zealand immigration law.

In accordance with the terms of the Arrangement Agreement, Alignvest and Trilogy submitted an application under the Overseas Investment Act 2005 and the Overseas Investment Regulations 2005 for consent to the transactions contemplated under the Arrangement. The OIO provided such consent on December 22, 2016.

The OIO also monitors foreign investments after approval. All consents are granted with reporting conditions, which are generally standard in nature. Investors must report regularly on their compliance with the terms of the consent. It is an offence to intentionally or recklessly make false or misleading statements, or any material omission, in any information provided to the OIO. If the High Court is satisfied that an offense has been committed, the High Court can order the disposal of the investor’s New Zealand holdings.

Political Climate

New Zealand is a constitutional monarchy with a stable parliamentary system of government closely patterned on that of the United Kingdom. The Labor Party and the more conservative National Party dominate New Zealand politics, governing in coalition with smaller parties, which has resulted in a stable legislative environment.

New Zealand is renowned for its efforts to ensure a transparent, competitive, and corruption-free government procurement system. Stiff penalties against bribery of government officials as well as those accepting bribes are strictly enforced. New Zealand consistently achieves top ratings in the Transparency International’s Corruption Perception Index (“CPI”). In the 2016 CPI, Transparency International ranked New Zealand number one in the world, along with Denmark (out of 176 countries and territories), with a rating of 90 out of 100.

Intangible Properties

2degrees has a unique and strong local brand with marketing and operating strategies tailored to fit its market and the potential return on investment. 2degrees’ intellectual property enables it to be known and recognized in the New Zealand marketplace through its brand style, trade dress, domain names and trademarks. For example, the 2degrees brand plays a key role in product positioning and its reputation.

2degrees aims to maximize the value of its intangible assets by ensuring that they are adequately used, protected and valued. In order to protect its intellectual property assets, 2degrees relies on a combination of legal protections afforded under copyright, trade-mark, patent and other intellectual property laws as well as contractual provisions under licensing arrangements.

2degrees’ intangible properties also include wireless spectrum licenses as further discussed above under “2degrees Spectrum Holdings”.

2degrees Shareholders Agreement

The governance of 2degrees is addressed in its company constitution, which sets forth conventional terms relating to the rights and obligations of shareholders and the board of directors, and by the 2degrees Third Amended and Restated Shareholders Agreement, dated November 22, 2012 (the “2degrees Shareholder Agreement”). Trilogy International South Pacific LLC and TINZ (both subsidiaries of TIP Inc.), as well as the principal minority shareholder of 2degrees, Tesbrit, are parties to this agreement. Its amendment requires each of their consent. The 2degrees Shareholder Agreement limits the business of 2degrees to providing telecommunications services in New Zealand, requires shareholders to exercise best efforts to refer business opportunities to 2degrees, and requires shareholders to refrain from activities that are competitive with 2degrees.

TIP Inc. has strategic and operational control of 2degrees, subject to significant protections for Tesbrit, as set forth in the 2degrees Shareholder Agreement. Tesbrit holds two positions on the 2degrees board of directors and certain extraordinary decisions will require the approval of one of the directors appointed by Tesbrit. These decisions include (among other things) changes to the constitution, the nature of 2degrees’ business, transactions outside of the ordinary course of business, and affiliated party transactions. A proposal to sell more than half of 2degrees’ assets requires TINZ and Tesbrit’s approval.

The 2degrees Shareholder Agreement provides all shareholder parties with pre-emptive rights in respect of issues of 2degrees Shares and indebtedness, except with respect to securities issued to employees pursuant to an approved equity compensation program.

All transfers of 2degrees Shares (other than for internal shareholder group re-organisations) are subject to rights of first offer in favor of TIP Inc. and Tesbrit pro rata. Transfers of 2degrees Shares by TIP Inc. or Tesbrit to any party besides each other are also subject to rights of second offer in favor of other shareholder parties. All shareholder parties have tag along rights in the case of a sale of 2degrees Shares by TIP Inc. or Tesbrit to a third party. If TIP Inc. and Tesbrit seek to transfer all of their 2degrees Shares to a third party in excess of a threshold price, they can drag all other shareholder parties in the transaction.

The 2degrees Shareholder Agreement terminates upon mutual consent or upon the dissolution or public listing of 2degrees.

Trilogy and the parent of Tesbrit also executed a separate agreement dated May 15, 2008, setting forth similar transfer restrictions and rights concerning transfers of equity interests in TINZ and Tesbrit.

Bolivia (NuevaTel)

The Trilogy Founders launched NuevaTel in 2000 while they managed Western Wireless. Trilogy subsequently acquired a majority stake in the business in 2006 and TIP Inc. currently owns 71.5% of NuevaTel, with the remaining 28.5% owned by Comteco, a large cooperatively owned fixed line telephone provider in Bolivia.

Overview

NuevaTel, which operates under the brand name “Viva” in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services. NuevaTel provides competitively priced and technologically advanced service offerings characterized by innovative solutions to expand market share and superior subscriber care. NuevaTel focuses its customer targeting efforts on millennials and differentiates itself through simplicity, transparency, a strong national brand, and loyalty programs. As of December 31, 2016, NuevaTel had approximately 2.2 million wireless subscribers representing approximately an estimated 23% subscriber market share.

Strategy

NuevaTel has been a significant player in the Bolivian wireless industry since its launch in 2000. Over the past 16 years, NuevaTel has grown substantially. Since 2008, NuevaTel has distributed cumulative gross dividends of $254 million to its shareholders. In 2015 and 2016, NuevaTel increased its network investment in Bolivia. This investment resulted in a return to sequential growth for NuevaTel’s Adjusted EBITDA in the second, third and fourth quarters of 2016. Capitalizing upon this renewed momentum, NuevaTel’s key growth initiatives in the coming years will focus on (i) driving 4G adoption, (ii) increasing data usage among the existing subscriber base, and (iii) continuing its 4G overlay expansion.

Management believes that future growth in the Bolivian wireless business will be driven through expanded 4G adoption that will enable greater data consumption. NuevaTel has started migrating and upgrading its existing high-value customers to 4G devices, and has seen their level of data consumption and associated data revenues more than offset the secular decline in traditional voice and text revenues. As such, NuevaTel will continue to incentivize upgrading to 4G with creative promotions and targeted subsidies.

To increase data consumption further, NuevaTel is participating with the social networking services company Facebook in its Internet.org initiative (the partnership between Facebook and global telecommunication companies to help bring affordable access to Internet services in less developed countries) and NuevaTel is currently pursuing compelling content to bundle with its wireless service offerings in 2017.

To broaden the overall availability of 4G services, NuevaTel will continue to invest capital in expanding its 4G footprint. Management expects to build over two hundred additional sites in each of 2017 and 2018 bringing its 4G network footprint to over 80% of its network. Management believes these investments will drive steady growth in Service Revenues and Adjusted EBITDA and provide a continued stream of dividends to fund additional growth opportunities.

Services

NuevaTel offers wireless voice and high-speed data communications services through both prepaid and postpaid payment plans, with prepaid subscribers representing approximately 82% of the subscriber base as of December 31, 2016. Postpaid plans are sold using five distinct offerings based on tariff and usage. Prepaid customers have the option of purchasing prepaid cards ranging from 10 Bolivianos up to 80 Bolivianos. Additionally, prepaid customers are eligible to receive voice and data service bonuses at the time of recharge based on a customer’s tenure and historical purchase trends, which improves customer loyalty and reduces churn. NuevaTel offers a full range of smartphone devices, including iPhones and Samsung Galaxy devices; however, the majority of its handset sales are more affordable smartphones from manufacturers such as Huawei. The recent availability of 4G-enabled smartphones at prices affordable to Bolivian customers is a key factor enabling 4G adoption. With the increasing penetration of 4G/LTE smartphones in the customer base, there is a significant opportunity for continued growth in data adoption as NuevaTel’s 4G/LTE network continues to expand.

Additionally, NuevaTel has a number of ancillary, noncore businesses including public telephony (pay phone) services with approximately 59 thousand units installed nationally and WiMax, a fixed broadband product offering. Both of these businesses will continue to decline in the coming years as NuevaTel focuses on its core business of postpaid and prepaid wireless services. Public telephone and WiMAX products combined contributed less than 6% of service revenues in 2016.

Marketing Strategy

NuevaTel has positioned itself as the young and dynamic challenger brand in the Bolivian telecommunications market under the brand “Viva”. NuevaTel’s emphasis is on higher-value customers in both the prepaid and postpaid wireless services and on urban areas with higher population density and relatively strong socio-economic factors.

Specifically, NuevaTel caters to millennials, and has developed a community for its customers centered on music, concerts, and Bolivian brands to increase loyalty. Additionally, NuevaTel offers a unique loyalty program known as “Fidepuntos”, a customer-rewards program that grants points for service consumption and tenure, designed to: increase loyalty, develop stronger relationships between customers and NuevaTel and reduce churn which leads to a higher customer lifetime value – a key marketing measure of customer profitability.

Distribution

NuevaTel distributes its products through company-owned “Viva” branded stores that are designed and staffed to promote customer interaction with new devices and advanced wireless data technologies. NuevaTel also utilizes outsourced dealers and stores, which help implement NuevaTel’s handset distribution strategy to increase 4G device proliferation and data adoption. As of December 31, 2016, NuevaTel’s distribution network included approximately 17 stores, over 170 dealers and over 9,980 other dealer points of presence.

Advertising

NuevaTel uses many different forms of advertising to communicate and connect with its customers. Institutional brand awareness is built using television and billboard advertising; while newspaper, radio, and digital channels are typically used to drive promotional campaigns.

Operations

Facilities

NuevaTel’s headquarters is located in the capital city of La Paz. Additional operational offices are located in Santa Cruz and Cochabamba, with sales support offices located throughout the country.

Employees

As of December 31, 2016, NuevaTel had approximately 711 employees. The 711 employees are distributed across its functional areas with 295 in sales and marketing, 115 in operations and engineering, 81 in information technology, 78 in customer operations, and 142 in finance and administration, corporate affairs and human resources.

Assets

Network

NuevaTel has a robust spectrum position and network infrastructure. NuevaTel currently provides 2G and 3G mobile communications in the 1900 MHz band, 4G services in the 1700/2100 MHz bands and WiMAX services in several cities in the 3500 MHz band. NuevaTel’s mobile network consisted of approximately 1,075 cell sites at December 31, 2016. NuevaTel launched a significant number of new and overlay 4G sites in 2015, ending 2016 with approximately 577 4G sites.

NuevaTel launched major network expansions in 2015 and 2016 to enable 4G and expand 3G services. NuevaTel invested a total of $103 million over those years in network infrastructure to boost in-city coverage, both in terms of speed and capacity. Total cell site count increased by 18% in 2016, while 4G sites as a percentage of the total sites increased 10% from 2015.

NuevaTel maintains international roaming agreements with over 200 operators in over 90 countries as of December 31, 2016.

NuevaTel Spectrum Holdings

Frequency Band	Spectrum	Spectrum License Expiration	Technology
1900 MHz	25 MHz x 2	2019-2028(1)	2G and 3G
3500 MHz	25 MHz x 2	2024-2027	WiMax
1700/2100 MHz	15 MHz x 2	2029	4G

Notes:
	(1)	30MHz (15MHz x 2) expires in November 2019 and 20MHz (10MHz x 2) expires in April 2028.

TIP Inc. estimates that NuevaTel had a 67% population coverage as of December 31, 2016.

Market Context

Economic Overview

Bolivia, officially known as the Plurinational State of Bolivia, is a presidential republic located in western-central South America, bordered to the north and east by Brazil, to the southeast by Paraguay, to the south by Argentina, to the southwest by Chile, and to the northwest by Peru. The currency used in Bolivia, the Boliviano, is tied to the value of the U.S. Dollar. Since the introduction of the pegged regime, the Bolivian exchange rate has remained stable. While there has been speculation as to breaking the peg with the U.S. Dollar, TIP Inc. does not expect the impact, if any, to be material in the short or medium term. In May 2016, S&P issued a rating of BB and in August 2016, Moody’s issued a rating of Ba3 for Bolivia’s sovereign bonds, which reflect the country’s strong external balance sheet, low debt burden, and favorable debt profile.

Bolivia is a resource-rich country with strong growth attributed to captive markets for natural gas exports to Brazil and Argentina. Bolivia recorded the highest growth rate in South America during 2013, and has since then averaged GDP growth of 5% per year. In 2015, natural gas accounted for roughly 50% of Bolivia’s total exports. Bolivia also has one of the world’s largest reserves of lithium; this resource is essential in the production of batteries, and lithium supply security has become a top priority for technology companies in the U.S. and Asia. The U.S. Geological Survey estimates 9 million tons of identified lithium resources in Bolivia, representing 22% of the world’s total.

In spite of recent lower commodity prices, Bolivia has one of the best performing economies in Latin America, driven by strong public investment and private consumption; GDP has increased annually since 2006, from $11.5 billion to $35.7 billion in 2015 based on the latest estimate available.

Telecom Overview

Bolivia has a population of approximately 11 million and an estimated wireless penetration rate of 86%. Bolivia presents an attractive market for wireless service providers given the substantial demand for communications services due primarily to the lack of a national fixed-line communications provider. The local wireline network is fragmented into 15 independent regional telephone cooperatives, with each having distinct products and services.

Mobile use in Bolivia has expanded rapidly due to the absence of extensive fixed-line infrastructure. Prepaid subscribers constitute the majority of the wireless market in Bolivia with an increasing postpaid base. The Bolivian market is exhibiting several trends, notably: (i) increased demand for smartphones, (ii) the increased prevalence of 3G and 4G capable devices, (iii) the ability for new technology to reach rural, previously under-served areas, and (iv) increased availability of content, music, mobile money, and other such data-based services. The market is experiencing increasing consumer demand for the latest technologies, particularly in data services, and the carriers are seeking to construct robust networks with the capacity to satisfy those demands. Historically, consumers of services have purchased multiple Subscriber Identity Modules (“SIM”) from one or more mobile network operators. More recently, and largely due to increasing availability of robust networks, consumers have favored the use of one SIM from a single mobile network operator.

Competition

NuevaTel competes with two main wireless providers in Bolivia: Entel, with approximately 44% of the market, and Tigo, with approximately 33% of the market, in each case as of December 31, 2016, based on management estimates. Entel is a government-run entity, which operates a 2G and 3G network in the 850 and 1900 MHz bands. It launched a 4G network in the 700 and 1700 / 2100 MHz bands, and has been pursuing a satellite-based strategy with the recent development of the Tupac-Kitari satellite in 2015. While NuevaTel concentrates on urban customers, Entel operates with a mandate to provide coverage throughout Bolivia and a significant proportion of its subscriber base is in areas where NuevaTel does not compete. Tigo, a subsidiary of Millicom S.A., uses 2G and 3G technologies and operates in the 850 and 1900 MHz bands. Tigo also launched a 4G network in 2014 and uses the 700 and 1700 / 2100 MHz bands. Additionally, Tigo provides a complementary cable television service that can be bundled with its wireless offerings. The wireless communications systems in which NuevaTel has interests also face competition from fixed-line networks and from wireless internet service providers, using both licensed and unlicensed spectrum and technologies such as WiFi and WiMAX to provide broadband data service, internet access and voice over internet protocol. NuevaTel’s long distance service also competes with Entel, Tigo and other alternative providers.

Governmental Regulation

The Trilogy Founders have operated NuevaTel since 2000 and believe they have good relationships with the regulatory bodies. NuevaTel operates two spectrum licenses in the 1900 MHz band for which the first license expires in November 2019, and the second license expires in 2028. Additionally, NuevaTel provides 4G services in the 1700 / 2100 MHz bands with terms ranging through 2029. The Bolivian constitution specifies that carriers’ vested rights under their existing concessions will be preserved at the renewal date. NuevaTel also provides fixed broadband services using WiMAX technology through spectrum licenses in the 3500 MHz band with minimum terms ranging from 2024 to 2027. The long distance and public telephony licenses held by NuevaTel are valid until June 2042 and February 2043, respectively. The long distance license and the public telephony license are free and are granted upon request. See “NuevaTel Spectrum Holdings” above for additional information regarding NuevaTel’s spectrum holdings.

The principal governmental agency with regulatory oversight for telecommunications is the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (the “ATT”). The ATT is responsible for administering spectrum auctions, renewing licenses and concessions to provide services to the public, monitoring service quality, imposing sanctions for violations of its service reliability rules, setting interconnection rates and implementing other policies designed to promote competition and consumer protection. Recently, the ATT reduced both domestic and international interconnection rates and revised service quality standards.

Under Bolivia’s telecommunications law, enacted on August 8, 2011, carriers must negotiate new licenses (to replace their existing concessions) with the Bolivian government. Although the law specifies, in compliance with the Bolivian constitution, that carriers’ vested rights under their existing concessions will be preserved, the Bolivian government may attempt to use its powers under the new telecommunications law to impose burdensome obligations on NuevaTel or seek to expand its ability to impose fines or revoke NuevaTel’s license. The ATT issued a proposed replacement contract template to NuevaTel in March 2016. NuevaTel submitted comments on the draft to the ATT in 2016. The ATT also recently renewed licenses held by NuevaTel’s competitors and NuevaTel has been advised that these licenses contain provisions based on the ATT template that was sent to NuevaTel. However, TIP Inc. will not know precisely how the renewal process will affect NuevaTel until NuevaTel’s license approaches its scheduled expiration in November 2019.

In 2013 and 2014, the Bolivian government allocated 4G spectrum in the 700 MHz and AWS bands (1700 / 2100 MHz) by assignment to Entel and through auctions in which both Tigo and NuevaTel acquired licenses. NuevaTel purchased its 30 MHz license in the AWS band for $23 million. Pursuant to 4G regulations applicable to this license, NuevaTel launched 4G service in May 2015 in nine major cities, with additional deployment requirements to be met in the following 96 months. NuevaTel has satisfied its 2015 initial launch and 2016 requirements. NuevaTel expects to meet future 4G deployment requirements, although it anticipates that the cost of deployment will increase as it expands into rural areas.

In November 2016, the ATT published a communication indicating that it may eliminate the 60-90 day expiration periods for unused airtime credits. Based on further communications with government officials, NuevaTel now believes that refunds will not be pursued by the ATT. NuevaTel will continue to monitor additional communications from the ATT in this regard and evaluate potential impacts, if any, on NuevaTel.

In December 2016, the Bolivian government issued a supreme decree moving the Number Portability activation due date to November 2017.

See “Risk Factors” in this AIF.

Political Climate

NuevaTel was launched in 2000 and has operated under six presidents, including the current president, Evo Morales. Since 2006 when Evo Morales was elected as president, Bolivia has experienced strong growth. The high prices and strong demand for Bolivia’s commodities such as natural gas, minerals and soybeans have improved the economy and reduced poverty levels. President Morales has established a level of political stability in one of South America’s poorest countries. His current term ends in 2020. During President Morales’ administration, the Bolivian government has nationalized numerous businesses that were once owned or controlled by the state. In 2008, the Bolivian government re-acquired, by expropriation from Telecom Italia, the shares in Entel that Telecom Italia had previously acquired from the Bolivian government. NuevaTel believes its circumstances differ materially from those enterprises that were expropriated in that NuevaTel has been funded 100% by direct foreign investment. Furthermore, government officials have recently stated publicly that the “phase” of nationalizations in Bolivia is over, and the Bolivian government has taken steps, through the enactment of a new foreign investment law and trade missions to Europe and North America, to attract foreign investment. Moreover, NuevaTel is committed to actions that are consistent with being perceived as a model corporate citizen of Bolivia. NuevaTel achieves this by (i) continuing to reinvest in its network for the benefit of Bolivian customers, (ii) significantly and progressively employing thousands of Bolivians, directly or indirectly, (iii) being a meaningful taxpayer (14th largest taxpayer in Bolivia in 2014), and (iv) being a model of corporate social responsibility through the Fundacion Viva, a foundation promoting good causes for the people of Bolivia.

See “Risk Factors” in this AIF.

Emerging Market Considerations

Assets and Property Interests

TIP Inc.’s interest in NuevaTel is held indirectly through wholly-owned subsidiaries, Western Wireless International Bolivia LLC (“Western Wireless LLC”) and Western Wireless International Bolivia II Corporation (together with Western Wireless LLC, the “Western Wireless Bolivia Subsidiaries”), which together hold 71.5% of NuevaTel. TIP Inc.’s corporate records for the Western Wireless Bolivia Subsidiaries include share certificates evidencing their ownership of NuevaTel stock. The share registry maintained by NuevaTel in Bolivia reflects this equity ownership as well.

The assets that NuevaTel owns consist principally of real estate, vehicles, network equipment, mobile communications handset inventory, and licenses; in addition, NuevaTel’s assets include leased real estate, contractual rights, and bank accounts, and other assets that are customary for the operation of a wireless communications business. With respect to real estate, NuevaTel owns several office and store locations, an apartment, and numerous cell sites. NuevaTel has registered its title in the appropriate Bolivian registries to each of these properties with the exception of a small number of cell sites, for which title registration is in process. NuevaTel has also registered its ownership of its vehicles. NuevaTel holds its other assets pursuant to rights granted in the relevant license and contractual documents. Substantially all of NuevaTel’s assets are treated as collateral for a $25 million loan made by a consortium of Bolivian banks to NuevaTel. Many of NuevaTel’s assets are also subject to encumbrances and restrictions set forth in the applicable contractual agreements and licenses, as is customary for a wireless communications business.

Prior to the Arrangement, Trilogy periodically reviewed the status of NuevaTel’s ownership of its assets in the course of assessing NuevaTel’s accounting and business operations controls and in conjunction with due diligence performed in connection with the arrangement of corporate financing at the Trilogy level (most recently performed in May 2016) and in conjunction with Alignvest’s due diligence investigation performed in the fall of 2016 prior to the execution of the Arrangement Agreement. TIP Inc. expects to continue this periodic review going forward.

Impact of Bolivian Laws, Regulations and Customs

The impact of Bolivian laws and regulations on TIP Inc.’s ownership of NuevaTel is not dissimilar to the impact of most countries’ laws regarding foreign investment. Bolivian law does not preclude TIP Inc. or any foreign investor from owning a controlling stake in or 100% of a telecommunications company in Bolivia. Bolivian law does require that Bolivian entities report to the Bolivian central bank regarding the amount of investment that they have received from foreign owners. NuevaTel has regularly prepared these reports in compliance with Bolivian law and has received confirmatory certifications from the Bolivian central bank. As is the case in many countries, dividends paid to foreign investors are subject to a withholding tax. In Bolivia, the rate of such withholding tax is 12.5% .

Material Permits, Business Licenses and Other Regulatory Approvals

The licenses, permits and regulatory approvals that are of principal importance for NuevaTel to operate its wireless business in Bolivia consist of NuevaTel’s original concession from the Bolivian government to offer mobile communications services to the public, various licenses from the Bolivian government to offer ancillary communications services (public telephony, long distance, Internet access, etc.), radio frequency licenses, permits for cell sites from municipalities and environmental agencies, tower permits from the Bolivian aviation authority, and permits from highway and forestry agencies to authorize NuevaTel to install fiber optics for network backhaul. Through due diligence investigations described above, TIP Inc. is satisfied that all necessary licenses, permits and regulatory approvals have been obtained and are in good standing with the exception of licenses, permits and regulatory approvals whose absence would not have a material adverse effect on NuevaTel’s business.

TIP Inc.’s Control of NuevaTel

TIP Inc., through its ownership of the Western Wireless Bolivia Subsidiaries, has the power, under NuevaTel’s bylaws, to elect 5 of the 7 members that constitute NuevaTel’s board of directors (Comteco, the Bolivian rural telephone cooperative that is the only other NuevaTel shareholder, has the right to appoint the other 2 directors). Currently, the TIP Inc. appointees to the NuevaTel board consist of 3 TIP Inc. Officers – Bradley J. Horwitz, Scott Morris, and Juan Pablo Calvo – plus Andrew Davies (a Trilogy employee), and Mario Murillo (a NuevaTel executive). Comteco’s directors on the NuevaTel board do not have veto rights and therefore cannot block decisions approved by a board majority. The NuevaTel board has the right, by majority vote, to hire or terminate the employment of NuevaTel employees.

Flow of Funds and Removal of Officers of NuevaTel

The NuevaTel board (subject to any fiduciary duties) votes to approve the payment of dividends to its shareholders, the Western Wireless Bolivia Subsidiaries and Comteco, from time to time. The most recent dividend was approved by the NuevaTel board in October 2016. As noted above, 5 of the 7 NuevaTel directors are elected by TIP Inc. through its ownership of the Western Wireless Bolivia Subsidiaries, as provided in NuevaTel’s bylaws. Board decisions are made on a simple majority vote. The Comteco-appointed directors do not have veto rights.

The NuevaTel board can replace NuevaTel officers by majority vote. The Western Wireless Bolivia Subsidiaries can change the designations of their board appointees at any time, subject to ratification at a shareholders’ meeting. Because the Western Wireless Bolivia Subsidiaries hold 71.5% of NuevaTel’s shares, they can approve such changes without regard to the votes of Comteco, NuevaTel’s other shareholder.

NuevaTel’s Corporate Documents

NuevaTel’s minute books, corporate seal, and corporate records are currently held by NuevaTel in its corporate offices in La Paz, Bolivia. NuevaTel plans to deposit its minute books and key corporate records with its bank in La Paz for safekeeping. TIP Inc. also has copies of essential corporate records, including board meeting minutes. The TIP Inc. board of directors (the “TIP Inc. Board”) (acting through its appointed NuevaTel directors) has unrestricted access to NuevaTel’s books and records.

Experience of TIP Inc.’s Executive Officers and Directors in Bolivia

TIP Inc.’s management team has extensive experience overseeing the operations of NuevaTel in Bolivia. Bradley J. Horwitz was involved in founding the company in 1998 and has been a director of NuevaTel consistently since then. Juan Pablo Calvo is a Bolivian national who has served as NuevaTel’s CEO from 2001 through 2008 and from 2010 through the present. Other TIP Inc. officers and employees have had responsibilities for aspects of NuevaTel’s operations for several years; similarly, members of the TIP Inc. Board, namely John W. Stanton, Theresa E. Gillespie, and Mark Kroloff, in addition to Bradley J. Horwitz, have overseen Trilogy’s (and before that Western Wireless’) investment in NuevaTel for many years (since 1998 in the case of Mr. Stanton, Ms. Gillespie, and Mr. Horwitz; since 2010 in the case of Mr. Kroloff).

By virtue of their long-standing involvement with Trilogy’s investment in NuevaTel, TIP Inc.’s management team and a majority of the TIP Inc. Board are familiar with Bolivia’s political environment, its business culture and practices, and relevant laws and regulations (including labor, tax, telecommunications, and banking laws and regulations). Members of the TIP Inc. Board who did not have prior experience in overseeing Trilogy’s investment in NuevaTel have learned about Bolivia’s business, political and regulatory environment in the course of due diligence investigations leading to the Arrangement and have personally met with Juan Pablo Calvo, NuevaTel’s CEO. On an ongoing basis, the TIP Inc. Board will receive information on key business, political and regulatory issues affecting NuevaTel’s business.

Prior to the Arrangement, members of the Trilogy management team regularly visited NuevaTel’s offices in Bolivia and the NuevaTel management team traveled to North America periodically to meet with Trilogy staff. On average, these face to face meetings occurred once every two months and are expected to continue with TIP Inc. on an ongoing basis. Juan Pablo Calvo, the NuevaTel CEO and a TIP Inc. officer, is fluent in English and Spanish. The NuevaTel management team is fluent in English and Spanish. Given the fluency of the NuevaTel management team in English and Spanish, TIP Inc. does not believe that a significant language barrier exists between TIP Inc. and the NuevaTel staff.

Corporate governance documents for NuevaTel were prepared originally in Spanish and have been translated into English. Most of NuevaTel’s principal contracts with equipment vendors have been prepared in English. As needed, other documents that were originally prepared in Spanish (real estate leases, customer contracts, government licenses and regulations) have been translated into English.

Audit Committee Authority and Compliance with NI 52-110 and NI 52-109

TIP Inc. exercises control over NuevaTel through its ownership of the Western Wireless Bolivia Subsidiaries that are majority shareholders of NuevaTel. Consequently, TIP Inc.’s audit committee has access to all of NuevaTel’s records and is not restricted in its ability to engage and set the compensation for advisors or auditors to review NuevaTel’s records and operations.

As part of TIP Inc.’s process in developing controls around internal control over financial reporting, and its process to comply with NI 52-109, TIP Inc. has considered the guidance under OSC Staff Notice 51-720 - Issuer Guide for Companies Operating in Emerging Markets. TIP Inc. has also considered National Instrument 58-201 – Auditor Oversight, which highlights that the TIP Inc. Board should adopt a written mandate that explicitly acknowledges responsibility for, among other things, the identification of principal risks of the company’s business and oversight of the implementation of appropriate systems to manage these risks. These procedures seek to ensure that those charged with corporate governance have a sufficient understanding of Bolivia’s legal, regulatory, political and cultural risks that may impact the company and that these risks are evaluated in the context of operating in Bolivia.

TIP Inc. assesses the risks it faces and prioritize the risks first through linking up the risks to its financial statement disclosures taking into account multiple locations, including emerging markets. Evaluation criteria includes materiality, size and composition of the account, subjectivity and judgments, susceptibility to misstatement due to errors or fraud, transaction volume, complexity and homogeneity, and accounting and reporting complexities, among other things.

Statuary Rights and Remedies under Canadian Securities Laws

Through its indirect ownership and control of the Western Wireless Bolivia Subsidiaries, TIP Inc. intends to control the operations and assets of NuevaTel and thus have an ability to declare dividends or distributions if needed to fulfill obligations that it may owe to TIP Inc.’s investors. As such, and for the additional reasons described above, TIP Inc. does not expect that the location of a material portion of its assets in Bolivia will impact an investor’s rights and remedies under Canadian securities laws.

Intangible Properties

NuevaTel operates under the brand name “Viva” in Bolivia. The intangible property considerations with respect to NuevaTel’s business are substantially the same as 2degrees as described above under “Description of the Business of TIP Inc. – New Zealand (2degrees) – Intangible Properties”. NuevaTel’s intangible properties also include wireless spectrum licenses as further discussed above under “NuevaTel Spectrum Holdings”.

NuevaTel Shareholders Agreement

NuevaTel is a party to a shareholders agreement, dated November 19, 2003 (the “NuevaTel Shareholders Agreement”), with two of TIP Inc.’s subsidiaries, and Comteco (collectively, the “NuevaTel Shareholders”). The NuevaTel Shareholders Agreement provides, among other things, that TIP Inc. has the right to appoint two-thirds of the members of the NuevaTel Board of Directors. TIP Inc. therefore has effective control over the management and operations of NuevaTel. The NuevaTel Shareholders Agreement also provides the NuevaTel shareholders with certain preemptive rights, and it includes customary tag-along rights in favor of the minority shareholder, and drag-along rights in TIP Inc.’s favor. In addition, any transfer of TIP Inc.’s NuevaTel Shares is subject to a right of first offer in favor of the minority shareholder.

The NuevaTel Shareholders Agreement provides that any NuevaTel Shareholder (including TIP Inc.) proposing to sell or transfer any of its NuevaTel Shares to any unaffiliated third party must first offer to sell those NuevaTel Shares to the other NuevaTel Shareholders.

Each NuevaTel Shareholder has certain tag along rights to participate in a sale, transfer or other disposition of NuevaTel Shares if any NuevaTel Shareholder proposes to sell 20% or more of its NuevaTel Shares to any unaffiliated third party purchaser, subject to compliance with the right of first offer provisions discussed above.

TIP Inc.’s subsidiaries also have certain drag-along rights allowing them to cause a sale of all of the issued and outstanding NuevaTel Shares to a third party purchaser, so long as they have complied with the right of first offer procedures discussed above and their price for selling NuevaTel is at least 110% of the price provided for in its original right of first offer.

The NuevaTel Shareholders Agreement terminates on the earlier of: (i) December 2021; (ii) the dissolution or bankruptcy of NuevaTel; (iii) the public listing of its shares; and (iv) the revocation of its concession to offer wireless services.

Accretive M&A

In addition to the growth in its current operating assets, TIP Inc. intends to leverage its expertise by seeking to acquire additional telecommunications companies. Management believes that with an improved capital structure TIP Inc. will have the opportunity to pursue various strategic acquisitions. First, TIP Inc. may acquire businesses with complementary product offerings in existing geographic markets, similar to the Snap acquisition that added broadband capabilities. These transactions are expected to increase the company’s ability to cross-sell products to its existing customer base, as well as attract new, previously unserved customers. Second, TIP Inc. expects to target operators in geographic markets adjacent to its existing operations, notably in the Southern Pacific region as well as in South America, where the company expects to be able to realize revenue synergies from comparable customer bases as well as cost synergies from existing infrastructure. Finally, TIP Inc. intends to pursue new platform investments in other international jurisdictions, leveraging management’s extensive telecom industry relationships and professional contacts who provide regular access to new opportunities and related deal flow. For each of these different avenues, management will continue to identify opportunities that display some of the characteristics they find attractive in international wireless operators. Potential targets are expected to have some combination of (i) operations in stable and well established markets, (ii) meaningful market share, (iii) the possibility to benefit from the switch from voice to data usage, (iv) the opportunity to grow through ancillary businesses, (v) demonstrated profit potential, (vi) the possibility to benefit from recent capital investments, (vii) ownership of their own infrastructure, and / or (viii) ample spectrum positions.

RISK FACTORS

This document contains forward-looking statements regarding TIP Inc.’s business, prospects and results of operations that involve risks and uncertainties. TIP Inc.’s actual results could differ materially from the results that may be anticipated by such forward-looking statements and discussed elsewhere in this AIF. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this AIF. If any of the following risks occur, TIP Inc.’s business, financial condition or operating results could be harmed. In that case, the trading price of the Common Shares could decline.

Investment in the Common Shares of TIP Inc. is speculative and involves a high degree of risk, is subject to the following specific risks among others, and should be undertaken only by purchasers whose financial resources are sufficient to enable them to assume such risks. The Common Shares should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Prospective purchasers should review these risks as well as other matters disclosed elsewhere in this AIF with their professional advisors.

Risks Related to TIP Inc.’s Business

Trilogy has incurred losses in the past and TIP Inc. may incur losses in the future.

For the years ended December 31, 2016, 2015 and 2014, the net income (loss) attributable to Trilogy was $2.1 million, $(52.1) million and $(47.1) million, respectively. TIP Inc. may incur losses in the future. Future performance will depend, in particular, on TIP Inc.’s ability to generate demand and revenue for TIP Inc.’s services, to maintain existing subscribers and to attract new subscribers.

Risks Related to Indebtedness of TIP Inc.

TIP Inc. may not be able to refinance the principal amount of its Existing Notes and other substantial indebtedness.

Following the completion of the Arrangement, the Existing Notes (as defined below under the heading “Material Contracts – Existing Notes Indenture”) ($450 million principal amount, maturing on May 15, 2019) continue to be outstanding. The Existing Notes require that significant interest payments be made on a semi-annual basis through that date. Although TIP Inc. expects to apply a portion of the proceeds of the Arrangement to the repayment of a portion of the principal amount of the Existing Notes, the Existing Notes may be redeemed only in whole but not in part. Therefore, TIP Inc. may not be able to retire any of the Existing Notes unless it can arrange refinancing for the entire balance of the Existing Notes, which cannot be assured. Even if TIP Inc. is able to refinance the Existing Notes, it will still have a significant principal amount of indebtedness outstanding at high interest rates.

TIP Inc.’s operating cash flow alone may not be sufficient to make the interest payments for the Existing Notes or repay the principal amount of the Existing Notes at maturity. TIP Inc.’s inability to make interest payments or failure to extend the maturity date of, or refinance, the principal amount of the Existing Notes could lead to foreclosure on the collateral securing the Existing Notes, could materially adversely affect TIP Inc.’s business, financial condition and prospects and could lead to a financial restructuring. There can be no assurance that TIP Inc. will be able to make interest payments, repay the principal amount of the Existing Notes, or extend the maturity date of, or refinance, the principal amount of the Existing Notes.

In addition, the Senior Facilities Agreement (as defined below under the heading “Material Contracts – 2degrees Credit Facilities”) has approximately $133.1 million principal amount outstanding as of December 31, 2016 and the Bolivian Syndicated Loan (as defined below under the heading “Material Contracts – Bolivian Syndicated Loan”) has approximately $23.2 million principal amount outstanding as of December 31, 2016. If the principal due at maturity of the remaining principal amount of the Bolivian Syndicated Loan or the Senior Facilities Agreement cannot be refinanced, or repaid with proceeds of capital transactions, such as new equity capital, TIP Inc.’s operating cash flow may not be sufficient to repay the Senior Facilities Agreement or the Bolivian Syndicated Loan. There can be no assurance that TIP Inc. will be able to borrow funds on acceptable terms, if at all, to refinance these credit facilities at or before the time they mature or alternatively raise the necessary equity capital, or be able to repay the principal, when due, of the Senior Facilities Agreement or the Bolivian Syndicated Loan.

Since TIP Inc.’s existing indebtedness is (and to the extent any future indebtedness is) secured by its equity interests in certain of its subsidiaries and/or their assets, if TIP Inc. cannot refinance or pay this debt when due, the lenders could foreclose on their security, and TIP Inc. would lose all or a material portion of its operations. Even if TIP Inc. is able to refinance the Existing Notes, the Senior Facilities Agreement or the Bolivian Syndicated Loan, prevailing interest rates or other factors at the time of refinancing may result in higher interest rates paid by TIP Inc. or its subsidiaries, as applicable. TIP Inc.’s indebtedness could have further negative consequences for TIP Inc., such as requiring it to dedicate a large portion of its cash flow from operations to fund payments on its debt, thereby reducing the availability of its cash flow from operations to fund working capital, capital expenditures and other general corporate purposes, and limiting flexibility in planning for, or reacting to, changes in TIP Inc.’s business or industry or in the economy.

Each of Trilogy and TIP Inc. is a holding company and depends on distributions from its subsidiaries to fulfill its obligations, including, with respect to Trilogy, under the Existing Notes.

Trilogy and TIP Inc. are holding companies. Trilogy’s subsidiaries are separate and distinct legal entities and have no obligation to make any funds available to Trilogy or TIP Inc. or to pay its obligations, other than, with respect to several of Trilogy’s subsidiaries that are also holding companies, under their guarantees of the Existing Notes. Trilogy’s ability to service its debt obligations, including its ability to pay the interest on and the remaining principal amount of the Existing Notes or any refinancing thereof when due, will depend upon cash dividends and distributions or other transfers from its subsidiaries. Payments to Trilogy by its subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to Trilogy imposed by law or contained in credit agreements or other agreements permitted under the Existing Notes Indenture to which such subsidiaries may be subject. In particular, in order to fund Trilogy’s growth strategy and network expansion in New Zealand, 2degrees entered into the Senior Facilities Agreement, which as of December 31, 2016 had a current outstanding balance of $133.1 million, based on the exchange rate at December 31, 2016. This financing agreement contains terms which limit or prohibit the ability of 2degrees to make payments or distributions to Trilogy. Accordingly, there can be no assurance that Trilogy’s subsidiaries will generate sufficient earnings to make cash dividends, distributions or other transfers sufficient to satisfy Trilogy’s obligation to pay the interest on and the remaining principal amount of the Existing Notes when due; even if Trilogy’s subsidiaries generate sufficient earnings, there can be no assurance that they will be permitted to make such cash dividends, distributions or transfers.

Further, TIP Inc.’s sole material asset is its equity interest in Trilogy. Due to restrictions under the Existing Notes Indenture, Trilogy’s ability to make distributions to TIP Inc. to fund the payment by TIP Inc. of its obligations is limited. There can be no assurance that TIP Inc. will be able to raise additional funds, whether to pay such obligations or to fund further investment in Trilogy, in light of the significant amount of outstanding indebtedness of Trilogy and its subsidiaries.

TIP Inc.’s substantial consolidated indebtedness could adversely affect its financial health and prevent it from fulfilling its obligations under the agreements governing its indebtedness.

Trilogy had, and TIP Inc. continues to have following the Arrangement, substantial consolidated indebtedness with significant consolidated interest expense. As of December 31, 2016, Trilogy had consolidated indebtedness of $599.9 million outstanding, excluding unamortized discounts and deferred financing costs. Following the Arrangement, TIP Inc. had an estimated indebtedness, net of cash on hand, of $400.9 million. The restrictions contained in the agreements governing TIP Inc.’s indebtedness, including the Existing Notes Indenture, the Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement limit TIP Inc.’s, Trilogy’s and their operating subsidiaries’ ability to incur additional indebtedness. Any indenture governing indebtedness to refinance the Existing Notes, whether entered into by TIP Inc. or any of its subsidiaries, may contain similar restrictions. TIP Inc.’s high level of indebtedness could have important consequences and significant effects on TIP Inc.’s business, including the following:

  limiting TIP Inc.’s ability to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service or other general corporate purposes;

  requiring TIP Inc. to use a substantial portion of its available cash flow to service its debt, which will reduce the amount of cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;

  increasing TIP Inc.’s vulnerability to general economic downturns and adverse industry conditions;

  limiting TIP Inc.’s flexibility in planning for, or reacting to, changes in TIP Inc.’s business and in its industry in general;

  placing TIP Inc. at a competitive disadvantage compared to its competitors that are not as highly leveraged, as TIP Inc. may be less capable of responding to adverse economic conditions;

  restricting the way TIP Inc. conducts its business because of financial and operating covenants in the agreements governing TIP Inc. and its subsidiaries’ existing and future indebtedness, including, in the case of certain foreign subsidiaries which may enter into separate credit facilities, certain covenants that restrict the ability of subsidiaries to pay dividends or make other distributions to TIP Inc.;

  increasing the risk of TIP Inc. failing to satisfy its obligations with respect to its debt instruments and/or complying with the financial and operating covenants contained in TIP Inc. or its subsidiaries’ debt instruments which, among other things, may require TIP Inc. or its subsidiaries to maintain a specified covenant ratio and limit TIP Inc.’s ability to incur debt and sell assets, which could result in an event of default under the agreements governing TIP Inc.’s debt instruments that, if not cured or waived, could have a material adverse effect on TIP Inc.’s business, financial condition and operating results;

  increasing TIP Inc.’s cost of borrowing;

  preventing TIP Inc. from raising the funds necessary to repurchase outstanding debt upon the occurrence of certain changes of control, which would constitute an event of default under TIP Inc.’s debt instruments;

  limiting TIP Inc.’s ability to reinvest in technology and equipment;

  restricting TIP Inc.’s ability to introduce products and services to its subscribers;

  limiting TIP Inc.’s ability to make strategic acquisitions or exploit other business opportunities; and

  impairing TIP Inc.’s relationships with large, sophisticated subscribers and suppliers.

If TIP Inc. or a subsidiary fails to make any required payment under the Existing Notes Indenture, the Senior Facilities Agreement, or the Bolivian Syndicated Loan Agreement or under any refinancing indebtedness or to comply with any of the financial and operating covenants included in Existing Notes Indenture, the Senior Facilities Agreement, or the Bolivian Syndicated Loan Agreement, or under any refinancing indebtedness, TIP Inc. or its subsidiaries will be in default. The lenders under such facilities could then vote to accelerate the maturity of the indebtedness and foreclose upon TIP Inc.’s subsidiaries’ assets securing such indebtedness. TIP Inc.’s other creditors might then have the right to accelerate other indebtedness. If any of TIP Inc.’s or its subsidiaries’ other creditors accelerate the maturity of the portion of TIP Inc.’s indebtedness held by such creditors, TIP Inc. and its subsidiaries may not have sufficient assets to satisfy the obligations under the Existing Notes, the Senior Facilities Agreement, or the Bolivian Syndicated Loan Agreement or its other indebtedness.

Despite TIP Inc.’s significant indebtedness level, TIP Inc. and its subsidiaries may still be able to incur substantially more debt, which could exacerbate the risks associated with TIP Inc.’s substantial leverage.

TIP Inc. and its subsidiaries may incur significant additional indebtedness to finance capital expenditures, investments or acquisitions, or for other general corporate purposes. Although the Existing Notes Indenture and the credit agreements governing the Senior Facilities Agreement and the Bolivian Syndicated Loan contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness TIP Inc. can incur in compliance with these restrictions could be substantial. TIP Inc. may also seek and obtain majority noteholder consent to issue additional indebtedness notwithstanding these restrictions. Moreover, the Existing Notes Indenture does not impose any limitation on TIP Inc.’s incurrence of indebtedness or on TIP Inc.’s or its restricted subsidiaries’ incurrence of liabilities that are not considered “Indebtedness” under the Existing Notes Indenture, nor will it impose any limitation on liabilities incurred by subsidiaries that are or may in the future be designated as “unrestricted subsidiaries.” If TIP Inc. incurs additional debt, the risks associated with TIP Inc.’s substantial leverage would increase.

Subsidiaries that are designated as “unrestricted subsidiaries” for purposes of the Existing Notes Indenture are not subject to the restrictive covenants in the Existing Notes Indenture applicable to Trilogy and its “restricted subsidiaries”. However, Trilogy is limited in its ability to designate a subsidiary as an “unrestricted subsidiary” as the amount of investments it can make in “unrestricted subsidiaries” are treated for purposes of the Existing Notes Indenture as investments in unaffiliated third parties. Currently, none of Trilogy’s subsidiaries are designated as “unrestricted subsidiaries”.

TIP Inc. may not be able to refinance its indebtedness; downgrades in its credit ratings could increase TIP Inc.’s cost of borrowing.

TIP Inc.’s cost of borrowing and ability to access the capital markets are affected not only by market conditions but also by the debt ratings assigned to TIP Inc. by the major credit rating agencies. Trilogy’s existing corporate family rating with Moody’s and S&P is currently B3 and B-, respectively, and the Existing Notes are rated Caa1 and CCC, respectively. There can be no assurance that any rating assigned to the Existing Notes or TIP Inc.’s corporate rating will remain for any given period of time. Any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. A decrease in these ratings would likely increase TIP Inc.’s cost of borrowing and/or make it more difficult for it to obtain financing. See “Credit Ratings” for additional information on TIP Inc.’s existing credit ratings.

TIP Inc. may not have sufficient financial resources to achieve its objectives and pursue its growth strategy, and raising additional funds for this purpose could be problematic.

Even if TIP Inc. is able to refinance the remaining principal amount of the Existing Notes, it may not have sufficient financial resources to expand and upgrade its businesses. Factors such as declines in the international or local economy, unforeseen construction delays, cost overruns, regulatory changes, engineering and technological changes and natural disasters may reduce its operating cash flow. In addition, indebtedness outstanding under various financing arrangements will require repayment over the upcoming years. TIP Inc.’s and its subsidiaries’ ability to incur additional indebtedness is limited under the Existing Notes Indenture and would likely be limited under any refinancing indebtedness. If TIP Inc. does not achieve its operating cash flow targets, TIP Inc. may be required to curtail capital spending, reduce expenses, abandon some of TIP Inc.’s planned growth and development, seek to sell assets to raise additional funds, or otherwise modify its operations. Alternatively, TIP Inc. may seek additional debt (including, without limitation, high yield debt) or equity and/or restructure or refinance its financing arrangements. There can be no assurance that such funds or refinancing will be available on acceptable terms, if at all. Should needed financing be unavailable or prohibitively expensive when TIP Inc. requires it, TIP Inc. might not remain competitive with other wireless carriers.

Restrictive covenants in the Existing Notes Indenture, the Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement may restrict TIP Inc.’s ability to pursue its business strategies.

The Existing Notes Indenture, the Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement contain a number of restrictive covenants that impose significant operating and financial restrictions on Trilogy and its subsidiaries and may limit TIP Inc.’s, Trilogy’s and their subsidiaries’ ability to engage in acts that may be in their long-term best interests. These agreements governing Trilogy’s indebtedness include covenants restricting, among other things, Trilogy’s and its subsidiaries’ ability to:

  incur or guarantee additional debt;

  pay dividends or make distributions to TIP Inc. or redeem, repurchase or retire Trilogy’s subordinated debt;

  make certain investments;

  create liens on Trilogy’s or certain of its subsidiaries’ assets to secure debt;

  create restrictions on the payment of dividends or other amounts to Trilogy from its restricted subsidiaries;

  enter into transactions with affiliates;

  merge or consolidate with another person or sell or otherwise dispose of all or substantially all of Trilogy’s assets;

  sell assets, including capital stock of Trilogy’s subsidiaries;

  alter the business that Trilogy conducts; and

  designate Trilogy’s subsidiaries as unrestricted subsidiaries.

In addition, under the Senior Facilities Agreement, 2degrees and its subsidiaries are required to maintain various financial covenants, including a total interest coverage ratio, a senior leverage coverage ratio and a debt service coverage ratio, and under the Bolivian Syndicated Loan Agreement, NuevaTel is required to maintain various financial covenants, including an indebtedness ratio, a debt coverage ratio, a current ratio and a structural debt ratio. 2degrees’ and NuevaTel’s ability to meet the applicable financial ratios can be affected by events beyond TIP Inc.’s control, and TIP Inc. cannot ensure that it will be able to meet those ratios. 2degrees and NuevaTel were in compliance with such financial covenants as of December 31, 2016, but there can be no assurance that they will continue to be in compliance with such covenants in the future.

A breach of any covenant or restriction contained in the Senior Facilities Agreement or the Bolivian Syndicated Loan Agreement could result in a default under those agreements. If any such default occurs, the lenders under these senior secured credit facilities may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding indebtedness, together with accrued and unpaid interest and other amounts payable under such indebtedness, to be immediately due and payable. In addition, the acceleration of debt under these senior secured credit facilities or the failure to pay that debt when due would, in certain circumstances, cause an event of default under the Existing Notes Indenture (or likely under any refinancing indebtedness thereof). The lenders under these senior secured credit facilities also have the right upon an event of default thereunder to terminate any commitments they have to provide further borrowings. Further, following an event of default under these senior secured credit facilities, the lenders under these facilities will have the right to proceed against the collateral granted to them to secure that debt. If the debt under these senior secured credit facilities or the notes were to be accelerated, TIP Inc.’s assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration.

Any acquisition, investment, or merger may subject us to significant risks, any of which may harm TIP Inc.’s business.

TIP Inc. may pursue acquisitions of, investments in or mergers with businesses, technologies, services and/or products that complement or expand its business. Some of these potential transactions could be significant relative to the size of TIP Inc.’s business and operations. Any such transaction would involve a number of risks and could present financial, managerial and operational challenges, including:

  diversion of management attention from running TIP Inc.’s existing business;

  increased costs to integrate the networks, spectrum, technology, personnel, customer base and business practices of the business involved in any such transaction with TIP Inc.’s business;

  difficulties in effectively integrating the financial and operational reporting systems of the business involved in any such transaction into (or supplanting such systems with) TIP Inc.’s financial and operational reporting infrastructure and internal control framework in an effective and timely manner;

  potential exposure to material liabilities not discovered in the due diligence process or as a result of any litigation arising in connection with any such transaction;

  significant transaction expenses in connection with any such transaction, whether consummated or not;

  risks related to TIP Inc.’s ability to obtain any required regulatory approvals necessary to consummate any such transaction;

  acquisition financing may not be available on reasonable terms or at all and any such financing could significantly increase TIP Inc.’s outstanding indebtedness or otherwise affect its capital structure or credit ratings; and

  any business, technology, service, or product involved in any such transaction may significantly under- perform relative to TIP Inc.’s expectations, and we may not achieve the benefits it expects from the transaction, which could, among other things, also result in a write-down of goodwill and other intangible assets associated with such transaction.

Political and Regulatory Risks

Bolivia and other countries in which TIP Inc. may do business in the future present significant political, social, economic and legal risks, which could have a material adverse effect on TIP Inc.’s business, financial condition and prospects.

Bolivia and other countries in which TIP Inc. may operate in the future present significant political, social, economic and legal challenges that could have a material adverse effect on TIP Inc.’s business, financial condition and prospects. These include (i) governments that are unpredictable and may even become hostile to foreign investment, which could result in expropriation or nationalization of TIP Inc.’s operations, (ii) possible civil unrest fueled by economic and social crises, insurrection, violent protests, terrorism and criminal activities (including kidnappings, extortion, gang-related activities and organized crime), which can, among other things, impair TIP Inc.’s normal business operations, intimidate TIP Inc.’s local personnel, interfere with the operation of TIP Inc.’s communications systems and result in the loss of local management, (iii) political instability and bureaucratic infighting between government agencies with unclear and overlapping jurisdictions, (iv) political corruption and arbitrary enforcement of laws or the adoption of unreasonable or punitive policies, (v) economic disruptions, such as failures of the local banking system and (vi) the lack or poor condition of physical infrastructure, including transportation and basic utility services (such as power and water).

Similarly, changes in political structure or leadership, or in laws and policies that govern operations of overseas-based companies, or changes to, or different interpretations or implementations of, foreign tax laws and regulations, could have a material adverse effect on TIP Inc.’s business, financial condition and prospects. High levels of corruption of governmental officials and failure to enforce existing laws also expose TIP Inc. to uncertainties, which could have a material adverse effect on TIP Inc.’s business, financial condition and prospects. In Bolivia and in other countries in which it may operate in the future, the only legal recourse available to TIP Inc. may be limited to the internal legal system of the relevant country. Because the legal and court systems in Bolivia and many other countries are not highly developed and may be subject to political influence and other inherent uncertainties, it could be more difficult to obtain a fair or unbiased resolution of disputes. TIP Inc. has been unable to procure insurance against political risks (such as losses due to expropriation) at affordable rates and is currently uninsured against such risks.

In Bolivia, TIP Inc. is exposed to political risk, such as expropriation or punitive taxation, by virtue of the socialist government’s treatment of the private sector. Evo Morales was inaugurated as President on January 22, 2006, re-elected in 2009 for a five-year term and won reelection in 2014. Mr. Morales’s current term ends in 2020. Although a referendum in February 2016 rejected a proposed constitutional amendment that would have permitted President Morales to run for a fourth term in 2025, it is possible that President Morales may yet seek authority for an additional term through another referendum or by other means.

President Morales campaigned on a populist platform. He has compelled private businesses to pay additional annual bonuses to employees and has forced annual salary increases and has nationalized or initiated plans to nationalize businesses that use or exploit Bolivian national resources, such as its natural gas reserves. While Bolivia’s constitution grants citizens and foreigners the right to private property, it stipulates that the property must serve a social or economic function. If the government determines that an item of property is not sufficiently useful in this regard (according to its own criteria, which can be difficult to interpret), the constitution allows the government to expropriate the property. Between 2006 and 2014, the Bolivian government re-nationalized a number of companies that were once owned by the state (but privatized in the 1990s), including upstream and mid-stream energy companies, and certain industrial plants. In 2008, the Bolivian government reacquired, by expropriation from Telecom Italia, the interest in NuevaTel’s competitor, Entel, which Telecom Italia had previously acquired from the Bolivian government. To take control of these companies, the government forced private entities to sell shares to the government, and often at below market prices.

In recent years, President Morales and senior members of his government have declared that the Bolivian government does not intend to undertake additional significant nationalizations. The Bolivian legislature has passed new foreign investment and arbitration codes and the Bolivian government has conducted trade missions to encourage foreign direct investment in Bolivia. However, there can be no assurance that, despite recent pronouncements to the contrary, the administration of President Morales will not seek to nationalize telecommunications carriers, including NuevaTel, in the future.

The wireless communications market is heavily regulated; TIP Inc. is exposed to regulatory risks in the countries in which it operates; and changes in laws and regulations could adversely affect TIP Inc.

TIP Inc.’s business is heavily regulated in both of the countries in which it operates and it should be expected that pervasive regulation will apply to the operations of TIP Inc. in other countries in which it may operate in the future. The regulatory environment is often unpredictable. New restrictions on TIP Inc.’s business or new fees or taxes may be imposed arbitrarily and without advance notice. Regulators may adopt exceptionally strict or even punitive interpretations of applicable laws and regulations, purporting to find violations that would entitle the government to collect fines or even revoke essential licenses.

Changes in the regulation of TIP Inc.’s activities, such as increased or decreased regulation affecting prices, the terms of the interconnect agreements with landline telephone networks or wireless operators, environmental or cell siting regulations, or requirements for increased capital investments, could have a material adverse effect on TIP Inc.’s business, financial condition and prospects. Significant changes in the ownership of TIP Inc., in the composition of its board of directors, or in its management of its subsidiaries, could provide regulators in the countries where TIP Inc. operates with opportunities to require that it or its subsidiaries seek governmental consent for changes in control over the businesses that TIP Inc. operates or provide regulators with an opportunity to impose new restrictions on TIP Inc. and its subsidiaries. Similarly, if TIP Inc. is unable to renew licenses, or can renew its licenses only on terms and conditions that are less favorable to it than the terms and conditions that are currently in place, TIP Inc.’s business, financial condition and prospects could suffer materially adverse consequences.

The Bolivian telecommunications law, enacted on August 8, 2011, requires telecommunications operators to pay recurring fees for the use of certain spectrum (such as microwaves links), and a regulatory fee of 1% and a universal service tax of up to 2% of gross revenues. The law also authorizes the ATT, Bolivia’s telecommunications regulator to promulgate rules governing how service is offered to consumers and networks are deployed. The ATT has required wireless carriers to publish data throughput speeds to their subscribers and to pay penalties if they do not comply with transmission speed commitments. It has announced that it will require carriers to implement number portability in the latter half of 2017, and it recently announced that it may entitle customers to retain service credit balances that were previously subject to expiration if not used over a period of 60-90 days (depending on the nature of the service involved). Based on further communications with government officials, NuevaTel now believes that refunds will not be pursued by the ATT. NuevaTel will continue to monitor additional communications from the ATT in this regard and evaluate potential impacts, if any, on NuevaTel. The ATT has also conditioned the 4G licenses it awarded to Tigo and NuevaTel on meeting service deployment standards, requiring that the availability of 4G service expand over a 96 month period from urban to rural areas. NuevaTel has met its initial 4G launch commitments; however, it anticipates that deployment costs will increase as it penetrates less densely populated regions.

The ATT has aggressively investigated and imposed sanctions on all wireless carriers in connection with the terms on which they offer service to consumers, the manner in which they bill and collect for such services, and the manner in which they maintain their networks. In the case of NuevaTel, the ATT has assessed fines totaling approximately $6.7 million in connection with proceedings concerning service quality deficiencies in 2010 and a service outage in 2015. NuevaTel has succeeded in many cases in convincing the ATT to dismiss or materially reduce its fines, and NuevaTel believes it has strong defenses against the imposition of significant fines in the matters currently under investigation. However, NuevaTel can provide no assurance that it will succeed in eliminating fines in these cases or in avoiding significant fines in the future.

NuevaTel’s licensing contracts also typically require that NuevaTel post a performance bond valued at 7% of projected revenue for the first year of the respective terms and 5% of gross revenue of the authorized service in subsequent years. Such performance bonds are enforceable by the ATT in order to guarantee that NuevaTel complies with its obligations under the licensing contract and to ensure that NuevaTel pays any fines, sanctions or penalties it incurs from the ATT. NuevaTel and other carries are permitted by ATT regulations to meet their performance bond requirements by using insurance policies, which must be renewed annually. If NuevaTel is unable to renew its insurance policies, it would be required to seek to obtain a performance bond issued by a Bolivian bank. This performance bond would likely be under less attractive terms than NuevaTel’s current insurance policies, and the terms thereof, or the failure to obtain such a bond, could have a material adverse effect on TIP Inc.’s business, financial condition and prospects.

Under Bolivia’s 2011 telecommunications law, carriers must negotiate new licenses (to replace their existing concessions) with the government. Both the law and the Bolivian constitution specify that carriers’ vested rights under their existing concessions will be preserved; however, TIP Inc. cannot guarantee that these protections will be respected by the Bolivian government. The ATT migrated the original concessions of Entel and Tigo to new licenses in 2016 in conjunction with renewing their original concessions that were due to expire. The ATT also issued a proposed replacement contract template to NuevaTel in early 2016. NuevaTel submitted comments on the draft to the ATT in 2016. The ATT also recently renewed licenses held by NuevaTel’s competitors and NuevaTel has been advised that these licenses contain provisions based on the ATT template that was sent to NuevaTel. However, TIP Inc. will not know precisely how the renewal process will affect NuevaTel until NuevaTel’s license approaches its scheduled expiration in November 2019.

Entel, the government-owned wireless carrier, enjoys certain advantages under the Bolivian telecommunications act. Entel receives all of the universal service tax receipts paid to the government by wireless carriers; Entel uses these funds to expand its network in rural areas that are otherwise unprofitable to serve. Also, the act excuses Entel from bidding for spectrum in auctions (although it does require Entel to pay the same amount for spectrum as is paid by those who bid for equivalent spectrum in auctions).

New Zealand’s government has adopted regulations that support competition in the telecommunications market. The government’s antitrust regulator, the Commerce Commission, recently rejected a proposed merger between Vodafone, one of 2degrees’ competitors, and Sky Network Television, a satellite pay television service provider; however, there can be no assurance that Vodafone and Sky Network Television will not submit a revised merger application to the Commerce Commission. Similarly, although the government has previously imposed limits on the amount of spectrum that any one party and its associates can hold, and has permitted purchasers of spectrum rights to satisfy the purchase payments over time (both of which assisted 2degrees’ ability to acquire spectrum rights), the government does not have a clear policy to continue these practices.

The New Zealand government’s previous policy has been to offer renewals to existing rights holders and the government is currently considering renewal options, the timing of which is to be determined. The cost of rights renewals cannot be calculated at this time (2degrees’ 1800 and 2100 MHz rights expire in 2021; other rights used by 2degrees expire in 2031 provided 2degrees meets certain payment and service obligations). The New Zealand MBIE which is responsible for spectrum licensing, has indicated that it may not offer renewals to 2degrees and its wireless competitors for all of the spectrum they currently use in the 1800 and 2100 MHz bands, but may hold a portion of the spectrum for auction. The MBIE has not made a final decision on the matter.

TIP Inc. operates in some markets with substantial tax risks and where the laws may not adequately protect TIP Inc.’s shareholder rights.

Taxes payable by TIP Inc.’s subsidiary operating companies may be substantial and TIP Inc. may be unable to reduce such taxes. Furthermore, distributions and other transfers to TIP Inc. from its subsidiary operating companies may be subject to foreign withholding taxes.

The taxation systems in the countries in which TIP Inc. operates are complex and subject to change at the national, regional and local levels. In certain instances, new taxes and tax regulations have been given retroactive effect, which makes tax planning difficult. The countries in which TIP Inc. operates have increasingly turned to new taxes, as well as aggressive interpretations of current taxes, as a method of increasing revenue. For example, in Bolivia, under the telecommunications law enacted by the Bolivian legislature on August 8, 2011, telecommunications operators pay a regulatory fee of 1% of gross revenues, recurring fees for the use of certain spectrum (such as microwave links), and are subject to a tax of up to 2% of gross revenues that will finance rural telecommunications programs through a new Universal Access Fund.

In addition, the provisions of new tax laws may prohibit TIP Inc. from passing these taxes on to TIP Inc.’s local subscribers. Consequently, these taxes may reduce the amount of earnings that TIP Inc. can generate from its services.

Continuing growth of TIP Inc.’s business will depend on continuing access to adequate spectrum.

The wireless communications industry faces a dramatic increase in usage, in particular demand for and usage of data, video and other non-voice services. TIP Inc. must continually invest in its wireless network in order to improve TIP Inc.’s wireless service to meet this increasing demand and remain competitive. Improvements in TIP Inc.’s service depend on many factors, including continued access to and deployment of adequate spectrum, including any leased spectrum. If TIP Inc. cannot renew and acquire additional needed spectrum without burdensome conditions or at reasonable cost while maintaining network quality levels, then TIP Inc.’s ability to attract and retain subscribers and therefore maintain and improve its operating margins could be adversely affected. The New Zealand MBIE which is responsible for spectrum licensing, has indicated that it may not offer renewals to 2degrees and its wireless competitors for all of the spectrum they currently use in the 1800 and 2100 MHz bands, but may hold a portion of the spectrum for auction. The MBIE has not made a final decision on the matter.

TIP Inc. may face shortages of products due to the unavailability of critical components.

Regulatory developments regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries could affect the sourcing and availability of minerals used in the manufacture of certain products, including handsets. Although TIP Inc. does not purchase raw materials, manufacture or produce any electronic equipment directly, the regulation may affect some of TIP Inc.’s suppliers. As a result, there may only be a limited pool of suppliers who provide conflict free metals, and TIP Inc. cannot ensure that its operating companies will be able to obtain products in sufficient quantities or at competitive prices. Also, because TIP Inc.’s supply chain is complex, TIP Inc. may face reputational challenges with its subscribers and other stakeholders if TIP Inc. is unable to sufficiently verify the origins for all metals used in the products that TIP Inc. sells.

If TIP Inc. does not comply with anti-corruption legislation, TIP Inc. may become subject to monetary or criminal penalties.

TIP Inc. is subject to compliance with various laws and regulations, including the Canadian Corruption of Foreign Public Officials Act, the United States Foreign Corruption Practices Act and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments to foreign officials for the purpose of obtaining or retaining business or gaining an unfair business advantage. TIP Inc.’s employees are trained and required to comply with these laws, and TIP Inc. is committed to legal compliance and corporate ethics. TIP Inc. operates in Bolivia, which has experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There is no assurance that TIP Inc.’s training and compliance programs will protect it from acts committed by its employees, affiliates or agents. Violations of these laws could result in severe criminal or civil sanctions and financial penalties and other consequences that may have a material adverse effect on TIP Inc.’s business, reputation, financial condition or results of operations.

Competitive, Technology and other Business Risks

TIP Inc. faces intense competition in all aspects of its business.

New Zealand and Bolivia are highly competitive wireless markets and in most cases are dominated by well-established carriers with strong market positions, as is more fully described below. Many of TIP Inc.’s competitors have substantially greater financial, technical, marketing, sales and distribution resources than TIP Inc. does. They are either international carriers with wider global footprints, which enable them to provide service at a lower cost than TIP Inc., or they are affiliated with a fixed-line provider that enables them to offer bundles of services and subsidies to the wireless business. In Bolivia, NuevaTel competes against an operator, Entel, controlled by the local government that may provide it with a competitive advantage. The wireless communications systems in which TIP Inc. has interests also face competition from fixed-line networks and from wireless internet service providers, using both licensed and unlicensed spectrum and technologies such as WiFi and WiMAX to provide broadband data service, internet access and voice over internet protocol (“VOIP”). As TIP Inc.’s wireless markets mature, TIP Inc. and its competitors must seek to attract an increasing proportion of each other’s subscriber bases rather than first time purchasers of wireless services. Such competitive factors may result in pricing pressure, reduced margins and financial performance, increased subscriber churn and the loss of revenue and market share.

2degrees’and NuevaTel’s competitors have promoted strategies that intensify competition and they could introduce new business strategies that present different forms of competition. 2degrees is the latest entrant into the New Zealand wireless market, having commenced operations in 2009, and faces competition from established companies with much greater numbers of New Zealand subscribers. As of December 31, 2016, TIP Inc.’s management estimates that Vodafone had a 39% market share, and Spark New Zealand, a 38% market share. Spark is also the dominant wireline carrier. By comparison, as of December 31, 2016, TIP Inc.’s management estimates 2degrees had a 23% market share.

In Bolivia, NuevaTel competes with Entel (which is controlled by the Bolivian government) and Tigo in the provision of wireless services. As of December 31, 2016, TIP Inc.’s management estimates Entel had a 44% market share, and Tigo a 33% market share. By comparison, as of December 31, 2016, TIP Inc.’s management estimates NuevaTel had a 23% market share. TIP Inc.’s long distance service also competes with Entel, Tigo and other alternative providers.

Moreover, additional licenses may be granted in these markets, which would further increase TIP Inc.’s competitors.

TIP Inc. has limited control over its networks’ call termination costs, roaming revenues and international long distance revenues.

The financial performance of TIP Inc.’s wireless businesses is affected not only by the number of subscribers that it serves and the revenues it generates from local communications services, but also by the costs that TIP Inc.’s networks incur when they deliver TIP Inc.’s subscribers’ calls for termination on other networks. These costs are determined by factors that TIP Inc.’s businesses do not control.

Mobile telephone termination rates (“MTRs”) are a significant cost for new entrants and operators with a small market share because most of their subscribers’ traffic is directed to phones served by other carriers. High MTR costs result in higher operating costs for new entrants and small operators. Furthermore, high MTR costs have been shown to be an important factor in enabling incumbent mobile operators with large market share to defend their dominant positions against new entrants.

Roaming and international long distance (“ILD”) revenues are important sources of income for TIP Inc.’s operating companies. However, foreign carriers are increasingly aggressive in negotiating lower roaming fees, directing the phones of their subscribers to roam on the network of the carrier in a given market that offers the lowest roaming rates. While TIP Inc. is taking steps to increase the number of carriers to which its networks will provide roaming services, it is probable that roaming revenues will decline over time.

Similarly, wireless carriers that derive a significant portion of their income from ILD services are likely to experience increasing pressure on this source of revenues. Competition from emerging VOIP providers as well as from traditional voice and data carriers is intense, and illegitimate providers using fraudulent methods to route calls internationally to avoid taxes and licensing fees have proliferated.

The wireless market is subject to rapid technology changes. Consequently, TIP Inc. could be required to make substantial capital expenditures on new technologies, which may not perform as expected or may interfere with the delivery of existing services. Conversely, if TIP Inc. is unable or unwilling to make significant investments in new technologies, TIP Inc.’s business, financial condition and prospects could be adversely affected to a material degree.

The wireless communications industry continues to face rapid technological change. When TIP Inc. invests in certain wireless and information technologies, there is a significant risk that the capabilities of the equipment and software TIP Inc. selects: (i) will not perform in accordance with its expectations; (ii) cannot be upgraded reliably or efficiently; (iii) will not be compatible with other equipment or technologies as market trends require; (iv) will interfere with the reliable delivery of important customer services or the maintenance of significant business processes; or (v) will prove to be inferior in critical respects to competing technologies. Equipment incorporating new wireless and information technologies may be unreliable or prove to be incompatible with other elements of network infrastructure operated by TIP Inc. or with equipment used by subscribers to access TIP Inc.’s networks (e.g., handsets and routers). For example, 2degrees implemented a new business support system (“BSS”) in the first quarter of 2017; while the new BSS is performing in accordance with expectations, the launch temporarily interfered with the delivery of electronic prepaid customer top up services and with routine billing schedules. The introduction of new technology platforms presents an inherent risk of operational failures that may result in subscriber dissatisfaction, loss of existing subscribers and injury to TIP Inc.’s ability to recruit new subscribers, damage to reputation of TIP Inc.’s operating subsidiaries, and the imposition of regulatory fines and sanctions, any of which could adversely affect TIP Inc.’s business, financial condition, and prospects.

New technologies are being developed and the networks of TIP Inc.’s competitors are being upgraded continuously. 4G systems being deployed can deliver value added services that cannot be supplied over 2G or 3G networks efficiently. TIP Inc.’s competitors have launched new or upgraded networks that are designed to support services that use high-speed data transmission capabilities, including internet access and video telephony. If TIP Inc. does not upgrade its existing networks, which will require it to incur substantial cost that it may not have sufficient financial resources to fund, TIP Inc. will likely not be able to compete effectively with respect to data and smartphone services (3G, 4G). If TIP Inc. fails to compete effectively with respect to technological advances by making capital expenditures to upgrade its wireless networks, TIP Inc.’s business, financial condition and prospects could be materially adversely affected.

TIP Inc.’s ability to maintain and to expand its networks efficiently depends on the support provided by its network equipment suppliers; TIP Inc. may be adversely affected if these suppliers fail or decide not to develop technologies in which TIP Inc. has invested or TIP Inc. is not able to obtain governmental clearance to use these suppliers’ intellectual property.

TIP Inc. relies on a limited number of leading international and domestic communications equipment manufacturers to provide network and telecommunications equipment, including network infrastructure, handsets and technical support. While there are numerous suppliers of handsets and accessories, the number of network equipment suppliers is limited and is decreasing. For example, in the past several years, TIP Inc.’s WiMAX equipment supplier in Bolivia announced that it would not continue to develop products using WiMAX technology. While TIP Inc. believes that it has sufficient spare equipment or alternative suppliers for TIP Inc.’s foreseeable needs, long-term network upgrade or expansion plans may require TIP Inc. to establish relationships with new vendors. If TIP Inc. is unable to obtain adequate alternative suppliers of equipment or services in a timely manner or on acceptable commercial terms, TIP Inc.’s ability to maintain and to expand TIP Inc.’s networks may be materially and adversely affected.

TIP Inc. also purchases products from equipment suppliers that incorporate or utilize intellectual property. TIP Inc. and some of TIP Inc.’s equipment suppliers may receive assertions and claims in the future from third parties that the products or software utilized by TIP Inc. or its equipment suppliers infringe on the patents or other intellectual property rights of these third parties. Such claims have been growing rapidly in the wireless industry. TIP Inc. is unable to predict whether TIP Inc.’s business will be affected by any such claims. These claims could require TIP Inc. or an infringing equipment supplier to cease certain activities or to cease selling the relevant products and services. These claims can be time-consuming and costly to defend, and divert management resources. If these claims are successful TIP Inc. could be forced to pay significant damages or stop selling certain products or services or stop using certain trademarks, which could adversely affect TIP Inc.’s results of operations.

Similarly, TIP Inc.’s subsidiaries have been required to obtain governmental clearance for the use of intellectual property that is used in network equipment and applications, particularly those designed for the delivery of data and enhanced services. Approval to install equipment from the preferred provider of certain of these services has been withheld by governmental authorities in the past, resulting in delay and additional expense in deploying substitute equipment. Delays in obtaining such clearances or the inability to obtain them could result in postponements to or cancellations of the delivery of certain services in the future or compel TIP Inc. to seek alternate vendors, or both. Furthermore, when network equipment must be replaced or upgraded in the future, it is possible that TIP Inc. could be required to replace network equipment supplied by its current vendors with equipment procured from alternative providers in order to launch new services or even continue to offer existing services in accordance with applicable regulations; any such replacement might require TIP Inc. to pay higher purchase prices than it would be able to negotiate from its current vendors. TIP Inc. expects its dependence on key equipment suppliers to continue as TIP Inc. develops and introduces more advanced generations of technology.

Most of TIP Inc.’s subscribers receive services on a mobile prepaid basis, exposing TIP Inc. to high rates of subscriber churn.

As of December 31, 2016, approximately 79% of TIP Inc.’s wireless subscribers are prepaid mobile users. Because they do not sign service contracts with a specified duration, they can switch wireless service providers (churn) at any time. If TIP Inc.’s competitors offer new or additional incentives to TIP Inc.’s subscribers to switch wireless service providers – by promoting price discounts or giving away handsets, for example – or if TIP Inc.’s competitors upgrade their networks and provide services TIP Inc. is not capable of providing, the risk of churn will increase. TIP Inc.’s inability to manage subscriber churn levels may have a material adverse effect on TIP Inc.’s business, financial condition and prospects. Trilogy’s average levels of monthly prepaid churn for the years ended December 31, 2016, 2015 and 2014 were 5.7%, 5.9%, and 5.8%, respectively.

TIP Inc.’s inability to retain its distributor relationships could adversely affect TIP Inc.’s business.

Independent distributors are responsible for enlisting a significant portion of TIP Inc.’s new subscribers; TIP Inc. also depends on them for topping up (replenishing) nearly all of its existing prepaid subscribers’ accounts. The loss of a large number of TIP Inc.’s distributors, or of even a few key distributors, due to financial pressures or to recruitment by TIP Inc.’s wireless competitors could have a material adverse effect on TIP Inc.’s ability to retain existing subscribers and attract new subscribers.

TIP Inc.’s future growth will depend upon its ability to innovate and develop new products.

TIP Inc. expects that a large part of its future growth in the coming years will come from new products and innovation. If TIP Inc. is unable to find attractive new products for its subscribers or support these products with the required capital investment in its networks, this could adversely influence TIP Inc.’s future growth as well as the sustainability of TIP Inc.’s existing business, as subscribers could switch to other providers if they offer better new services than TIP Inc. does.

Furthermore, some of these new products, such as banking services, are complex, involve new distribution channels, and/or are subject to new regulatory and compliance requirements. In addition, some of these new products may involve cash handling, exposing TIP Inc. to additional risk of fraud and money laundering or terrorist financing.

Many of TIP Inc.’s new products can only be accessed with a 3G or 4G handset. The current cost of 3G and 4G handsets is high and often TIP Inc. subsidizes the cost of the handsets to its subscribers. These handset subsidies may put pressure on TIP Inc.’s financial performance and may threaten TIP Inc.’s business model based on affordability as a whole.

TIP Inc.’s business could be negatively impacted by security threats and other material disruptions of TIP Inc.’s wireless networks.

Major equipment failures and the disruption of TIP Inc.’s wireless networks as a result of terrorist attacks, acts of war, cyber-attacks or other breaches of network or information technology security, even for a limited period of time, may result in significant costs, result in a loss of subscribers, impair TIP Inc.’s ability to attract new subscribers, and expose TIP Inc. to significant fines or regulatory sanctions, which in turn could have a material adverse effect on TIP Inc.’s business and financial condition.

In Bolivia, more stringent network performance standards have been mandated by regulatory authorities to ensure quality of service during unforeseen disturbances, and TIP Inc. may be required to make significant investments in TIP Inc.’s existing networks in order to comply with these recently adopted network performance standards.

TIP Inc.’s reputation and financial condition could be harmed if there is failure to protect TIP Inc.’s subscriber information.

TIP Inc.’s networks carry and store a large volume of confidential voice and data traffic. TIP Inc. must provide its subscribers with reliable service and protect the communications, location, and personal information shared or generated by TIP Inc.’s subscribers. TIP Inc. relies upon its systems and networks to provide and support TIP Inc.’s services and, in some cases, to protect its subscribers’ and TIP Inc.’s information. Any major compromise of TIP Inc.’s data or network security could impact TIP Inc.’s reputation, may lead to legal action against TIP Inc. and may lead to a loss of confidence in the security of TIP Inc.’s products and services.

Concerns about the actual or perceived health risks relating to electromagnetic and radio frequency emissions, as well as the attendant publicity or possible resultant litigation, may have a material adverse effect on TIP Inc.’s business, financial condition and prospects.

TIP Inc. does not manufacture devices or other equipment sold by it and generally relies on TIP Inc.’s suppliers to provide it with safe equipment. TIP Inc.’s suppliers are required by applicable law to manufacture their devices to meet certain governmentally imposed safety criteria. However, even if the devices TIP Inc. sells meet the regulatory safety criteria, TIP Inc. could be held liable with the equipment manufacturers and suppliers for any harm caused by products TIP Inc. sells if such products are later found to have design or manufacturing defects.

Media and other reports from time to time suggest that electromagnetic and radio frequency emissions from wireless handsets and base stations may be linked to various health concerns, including cancer, and may interfere with various electronic and medical devices, including automobile braking and steering systems, hearing aids and pacemakers. A number of lawsuits have been filed against wireless carriers and other participants in the wireless industry, asserting product liability, breach of warranty, adverse health effects and other claims relating to radio frequency transmissions to and from handsets and wireless data devices. Few claims of this nature have been asserted against TIP Inc. or any of its operating entities and none has resulted in significant liabilities. Concerns over radio frequency emissions, or press reports about these risks, may have the effect of discouraging the use of wireless handsets, and thus decrease demand for wireless products and services and TIP Inc.’s revenues, growth rates, subscriber base and average usage per subscriber. If further research establishes any link between the use of handsets and health problems, such as brain cancer, TIP Inc. could be required to pay significant expenses in defending lawsuits and significant awards or settlements, any or all of which could have a material adverse effect on TIP Inc.’s business, financial condition and prospects.

There are also safety risks associated with the use of wireless devices while operating vehicles or equipment. Concerns over these safety risks and the effect of any legislation, rules or regulations that have been and may be adopted in response to these risks could limit TIP Inc.’s ability to sell its wireless service.

TIP Inc. is subject to litigation or regulatory proceedings, which could require it to pay significant damages or settlements.

TIP Inc.’s business faces litigation, which may include, from time to time, patent infringement lawsuits, antitrust class actions, wage and hour class actions, personal injury claims, subscriber privacy violation claims, shareholder disputes, lawsuits relating to TIP Inc.’s advertising, sales, billing and collection practices or other issues, and regulatory proceedings.

In addition, TIP Inc.’s business may also face personal injury and consumer class action lawsuits relating to alleged health effects of wireless phones or radio frequency transmitters, and class action lawsuits that challenge marketing practices and disclosures relating to alleged adverse health effects of handheld wireless phones. TIP Inc. may incur significant expenses in defending these lawsuits. TIP Inc. also spends substantial resources to seek to comply with various government standards which may entail related investigations. In addition, TIP Inc. may be required to pay significant awards or settlements that could materially adversely affect TIP Inc.’s operations or financial results.

See “Legal Proceedings and Regulatory Actions” in this AIF.

TIP Inc.’s financial performance will be impaired if it experiences high fraud rates related to device financing, credit cards, dealers, or subscriptions.

TIP Inc.’s operating costs could increase substantially as a result of fraud, including device financing, customer credit card, subscription or dealer fraud. If TIP Inc.’s fraud detection strategies and processes are not successful in detecting and controlling fraud, whether directly or by way of the systems, processes, and operations of third parties such as national retailers, dealers and others, the resulting loss of revenue or increased expenses could have a materially adverse impact on TIP Inc.’s financial condition and results of operations.

Management Team and Minority Shareholder Risks

If TIP Inc. loses any key member of its management team, TIP Inc.’s business could suffer. TIP Inc. may have difficulty in obtaining qualified local managerial personnel to successfully operate TIP Inc.’s businesses.

TIP Inc.’s future operating results depend, in significant part, upon the continued contributions of TIP Inc.’s experienced senior management and technical personnel. TIP Inc.’s management team is small. Departure of any senior manager could be highly disruptive to its operations and may have a material adverse effect on TIP Inc.’s business, financial condition and prospects.

In addition, competition for personnel in TIP Inc.’s markets is intense due to the small number of qualified individuals in the countries in which TIP Inc. operates. Given TIP Inc.’s focus on growth, it is important that TIP Inc. attract and retain qualified local personnel. Such personnel will be critical for the supervision of network build-outs and other capital implementation programs, the development of financial and information technology systems, the hiring and training of personnel, the implementation of internal controls and the coordination of activities among newly established or rapidly expanding departments. TIP Inc.’s failure to manage its growth and personnel needs successfully could have a material adverse effect on TIP Inc.’s business, financial condition and prospects.

Although TIP Inc. exercises management control over its subsidiaries, disagreements between TIP Inc. and investors who hold minority equity stakes in TIP Inc.’s subsidiaries could adversely affect TIP Inc.’s business, financial condition and prospects or affect the ability of NuevaTel or 2degrees to pay dividends to TIP Inc.

TIP Inc.’s Bolivia subsidiary, NuevaTel, is 28.5% owned by Comteco, the third largest cooperative fixed line telephone company in Bolivia. Comteco could limit TIP Inc.’s ability to implement its strategies and plans for its Bolivian operations. Any disagreements with Comteco may have a material adverse effect on TIP Inc.’s business, financial condition and prospects. While Comteco does not have significant approval or veto rights under the NuevaTel Shareholders’ Agreement, Comteco’s status as a minority investor may limit TIP Inc.’s flexibility and ability to implement strategies and financing and other plans that TIP Inc. believes are in its best interests. TIP Inc.’s operations may be affected if disagreements develop with Comteco. See “Description of the Business of TIP Inc. – Bolivia (NuevaTel) – NuevaTel Shareholders Agreement”.

Certain matters relating to the governance of TIP Inc.’s New Zealand subsidiary, 2degrees, as well as the transfer and sale of TIP Inc.’s 2degrees Shares, are subject to the 2degrees Shareholders Agreement. The principal minority shareholder of 2degrees, Tesbrit, holds two positions on the 2degrees board of directors; certain extraordinary decisions require the approval of at least one of the directors appointed by Tesbrit. These decisions include (among other things) changes to the constitution, changes to the nature of 2degrees’ business, transactions outside of the ordinary course of business, and affiliated party transactions. A proposal to sell more than half of 2degrees’ assets will require Tesbrit’s approval.

Tesbrit has notified management that it believes TIP Inc.’s disclosure of information relating to 2degrees in securities filings in Canada and the United States is in violation of Trilogy’s confidentiality obligations under the 2degrees Shareholders Agreement. Tesbrit has also asserted that its pre-emptive rights under the 2degrees Shareholders Agreement and the 2degrees constitution were abridged earlier this year when 2degrees issued new shares to Trilogy in connection with Trilogy’s conversion of a loan to equity and when TIP Inc. and Trilogy acquired shares from former 2degrees minority shareholders, Hautaki and KMCH. To date, Tesbrit has taken no formal legal action with respect to its objections.

Any unresolved disagreements with Tesbrit may have a material adverse effect on TIP Inc.’s business, financial condition and prospects, including the ability of TIP Inc. to implement its strategies and plans for its New Zealand operations. See “Description of the Business of TIP Inc. – New Zealand (2degrees) – 2degrees Shareholders Agreement”.

Macroeconomic, Geographic and Currency Risks

An economic downturn or deterioration in any of TIP Inc.’s markets could have a material adverse effect on TIP Inc.’s business, financial condition and prospects.

TIP Inc. will be affected by general economic conditions, consumer confidence spending, and the demand for and prices of its products and services. Adverse general economic conditions, such as economic downturns or recessions leading to a declining level of retail and commercial activity in New Zealand or Bolivia could have a negative impact on the demand for TIP Inc.’s products and services. More specifically, adverse general economic conditions could result in customers delaying or reducing purchases of TIP Inc.’s products and services or discontinuing using them, and a decline in the creditworthiness of its customers, which could increase TIP Inc.’s bad debt expense.

Much of the population in Bolivia earns a living on a day-to-day basis and spends its income primarily on basic items such as food, housing and clothing; any new downturn in their economies would leave this segment of the population with even less money to spend on TIP Inc.’s services, reducing its revenues.

The Bolivian economy is still in a development and structural reform stage, and is subject to rapid fluctuations in terms of consumer prices, employment levels, gross domestic product and interest and foreign exchange rates. These fluctuations affect the ability of subscribers to pay for TIP Inc.’s services. Devaluation of local currency has at times in the past also significantly impacted purchasing power. More generally, periods of significant inflation in any of TIP Inc.’s markets could have a material adverse effect on TIP Inc.’s business, financial condition and prospects.

TIP Inc. operates in countries that are exposed to natural disasters, to which the countries’ governments and economies may not be well-equipped to respond and from which TIP Inc. may experience losses for which TIP Inc. is not adequately insured.

TIP Inc.’s markets are located in countries that are vulnerable to a variety of natural disasters, including earthquakes. In New Zealand, the 2011 earthquake in Christchurch caused widespread damage and disruption. An earthquake struck New Zealand’s South Island again in November 2016; although it caused only minor interruptions to 2degrees’ service, it indicated that earthquakes can occur in New Zealand at any time. Bolivia is also susceptible to earthquakes, as well as flooding in the northeastern portion of the country. Unlike New Zealand, Bolivia does not have resilient infrastructures and its government and economy are not well equipped to respond to significant natural disasters. Consequently, the adverse effects of catastrophes may be more significant, more pervasive, and longer lasting in Bolivia than they would be in countries with better emergency response resources and economies that are more robust. The losses that TIP Inc.’s business may incur in Bolivia may therefore be greater than they would be in other more resilient countries.

TIP Inc. cannot ensure that its network facilities and its offices, stores and warehouses in these markets would survive a future hurricane, earthquake or natural disaster. Similarly, TIP Inc. cannot ensure that it will be able to procure insurance for such losses in meaningful amounts or at affordable rates in the future.

TIP Inc.’s ventures receive revenue in the currency of the venture’s country of operation and a decline in foreign exchange rates for currencies in TIP Inc.’s markets may adversely affect TIP Inc.’s growth and TIP Inc.’s operating results.

Substantially all of TIP Inc.’s revenues are earned in non-U.S. currencies, but TIP Inc. reports its results in U.S. dollars. Fluctuations in foreign currency exchange rates could have a significant impact on TIP Inc.’s reported results that may not reflect the operating trends in TIP Inc.’s business. Because TIP Inc. reports its results of operations in U.S. dollars, declines in the value of local currencies in TIP Inc.’s markets relative to the U.S. dollar could have a material adverse effect on TIP Inc.’s results of operations and financial condition, as was the case for TIP Inc.’s New Zealand operations in 2015. In Bolivia, the Boliviano is subject to a crawling peg to the U.S. dollar. In other words, the Boliviano is fixed to the U.S. dollar but is subject to small fluctuations that are not pre-announced to the public.

To the extent that TIP Inc.’s foreign operations retain earnings or distribute dividends in local currencies, the amount of U.S. dollars TIP Inc. receives will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. Although TIP Inc.’s assets and revenues are generally in local currency, TIP Inc.’s primary liability – the remaining principal amount of the Existing Notes – is in U.S. dollars, which may exacerbate TIP Inc.’s exposure to foreign currency fluctuations or devaluations.

Foreign exchange controls may restrict TIP Inc.’s ability to receive distributions from its subsidiaries and any such distributions may be subject to foreign withholding taxes.

The ability of TIP Inc.’s operating companies to transfer funds to TIP Inc. may be limited by a variety of regulatory and commercial constraints. Foreign exchange controls may significantly restrict the ability of these foreign operating companies to pay interest and dividends and repay loans in U.S. dollars. It may be difficult to convert large amounts of local currency into U.S. dollars or U.S. dollars into local currency because of limited foreign exchange markets. In addition, there are countries that restrict the export of cash even in local currencies. In cases where distributions to TIP Inc. are permitted to be made, such distributions may be subject to foreign withholding taxes.

An increase in interest rates may increase the cost of floating-rate debt and new fixed rate long-term financings or refinancing of existing credit facilities.

Borrowings under the Senior Facilities Agreement and the Bolivian Syndicated Loan bear interest at variable rates based upon the New Zealand Bank Bill Reference Rate and the Tasa de Referencia (the rate established by the Central Bank in Bolivia), respectively. TIP Inc. is subject to interest rate risk with variable rate borrowings under these facilities. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risk includes the risk of increasing interest rates on floating-rate debt and increasing interest rates for planned new fixed rate long-term financings or refinancing of existing credit facilities. TIP Inc.’s policy is to enter into interest rate swap agreements to manage TIP Inc.’s exposure to fluctuations in interest rates associated with interest payments on TIP Inc.’s floating rate long-term debt.

Under the terms of interest rate swaps, the other parties expose TIP Inc. to credit risk in the event of nonperformance; however, TIP Inc. does not anticipate the nonperformance of any of TIP Inc.’s counterparties. Further, TIP Inc.’s interest rate swaps do not contain credit rating triggers that could affect TIP Inc.’s liquidity. TIP Inc. does not hold or issue derivative instruments for trading or speculative purposes.

Risks Related to TIP Inc.’s Capital Structure, Public Company and Tax Status, and Capital Financing Policies

Trilogy’s ability to utilize net operating losses and certain other tax attributes may be limited.

Trilogy has substantial carried forward tax losses which may not be available to offset any future assessable income. As of December 31, 2016, Trilogy had available net operating loss carryforwards of $189.0 million related to international operations in New Zealand. These net operating losses carry forward indefinitely provided that 2degrees shareholder continuity thresholds are maintained. Shareholder continuity is measured with reference to changes in the indirect ownership of Trilogy’s subsidiaries that hold interests in 2degrees. TIP Inc. will continue to assess the recoverability of the New Zealand net operating loss carryforwards based on shareholder continuity requirements following the completion of the Arrangement. It is uncertain whether any of Trilogy’s net operating losses related to 2degrees and carried forward as of December 31, 2016 will be available to be carried forward and offset 2degrees’ assessable income, if any, in future periods.

TIP Inc. may not pay dividends.

Although TIP Inc. has declared a dividend to be paid in the second quarter of 2017, payment of any future dividends or distributions by TIP Inc. will depend on its cash flows (see “Dividends”). The declaration and payment of future dividends or distributions by TIP Inc. will be at the discretion of the TIP Inc. Board subject to restrictions under applicable laws, and may be affected by numerous factors, including TIP Inc.’s revenues, financial condition, acquisitions, capital investment requirements and legal, regulatory or contractual restrictions, including restrictive covenants contained in the Existing Notes Indenture (because they will affect the availability of cash to TIP Inc. with which to make distributions), Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement. These agreements contain covenants restricting, among other things, dividends, distributions, redeeming, repurchasing or retiring subordinated debt. In addition, under the Senior Facilities Agreement, 2degrees and its subsidiaries are required to maintain various financial covenants, including a total interest coverage ratio, a senior leverage coverage ratio and a debt service coverage ratio, and, under the Bolivian Syndicated Loan Agreement, NuevaTel is required to maintain various financial covenants, including an indebtedness ratio, a debt coverage ratio, a current ratio and a structural debt ratio. 2degrees’ and NuevaTel’s ability to meet the applicable financial ratios can be affected by events beyond TIP Inc.’s control, and TIP Inc. cannot ensure that 2degrees and NuevaTel will be able to meet those ratios. TIP Inc. may not be in a position to pay dividends in the future. A failure to pay dividends or a reduction or cessation of the payment of dividends could materially adversely affect the trading price of the Common Shares.

TIP Inc. will be treated as a U.S. domestic corporation for U.S. federal income tax purposes and will be liable for both U.S. and Canadian income tax.

TIP Inc. will be treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code. As a result, TIP Inc. will be subject to U.S. income tax on its worldwide income and this treatment will continue indefinitely. In addition, TIP Inc. will be subject to Canadian income tax on its worldwide income. Consequently, TIP Inc. will be liable for both U.S. and Canadian income tax on its worldwide income, which could have a material adverse effect on its financial condition and results of operations.

Potentially adverse tax consequences may result from the receipt of dividends on the Common Shares.

Dividends received by holders of Common Shares who are residents of Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) will be subject to U.S. withholding tax. A foreign tax credit under the Tax Act in respect of such U.S. withholding taxes may not be available to such holder.

Dividends received by holders of Common Shares who are U.S. persons or U.S. tax residents will not be subject to U.S. withholding tax but, if not a resident in Canada for the purposes of the Tax Act, will be subject to Canadian withholding tax. TIP Inc. will be considered to be a U.S. domestic corporation for U.S. federal income tax purposes. As a result, dividends paid by TIP Inc. will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. persons and U.S. tax residents generally would not be able to claim a credit for any Canadian tax withheld unless they have other foreign source income that is subject to a low or zero rate of foreign tax and certain other conditions are met.

Dividends received by shareholders that are not Canadian tax residents, U.S. persons or U.S. tax residents will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of TIP Inc., subject to examination of the relevant treaty.

United States, Canadian, and other foreign country taxes may be payable, directly or indirectly, by TIP Inc. on its direct or indirect sale of a Subsidiary, a Subsidiary’s assets, or other investment.

United States, Canadian, and other foreign country taxes may be payable, directly or indirectly, by TIP Inc. on its direct or indirect sale of a subsidiary of TIP Inc., a subsidiary’s assets, or other investment. The amount of such taxes, which may be material, will depend on the selling price, the jurisdictions that would impose tax on the sale, and other factors.

TIP Inc. is a holding company that has no material assets other than its indirect interest in Trilogy and, accordingly, it is dependent upon distributions from Trilogy to pay taxes and other expenses.

TIP Inc. is a holding company and has no material assets other than its Trilogy Class B Units held indirectly through Trilogy Intermediate Holdings. Neither TIP Inc. nor Trilogy Intermediate Holdings have any means of generating revenue independent of Trilogy. Trilogy is treated as a partnership for U.S. federal income tax purposes and, as such, its taxable income will generally be allocated to its members for such purposes, pro rata according to the number of Trilogy Class B and Trilogy Class C Units each member owns. Accordingly, TIP Inc. and/or Trilogy Intermediate Holdings will be subject to U.S. tax on their allocable share of any taxable income of Trilogy (without regard to any distributions they may receive from Trilogy). The Trilogy LLC Agreement requires Trilogy to make pro rata cash distributions, on a periodic basis, to its members holding Trilogy Class B or Trilogy Class C Units, based on an assumed 40% tax rate multiplied by Trilogy’s taxable income (if any) for the period, and to pay expenses related to the operations of TIP Inc. and Trilogy Intermediate Holdings. To the extent that TIP Inc. and/or Trilogy Intermediate Holdings require funds to pay their tax liabilities or to fund their operations and Trilogy is restricted from making distributions to TIP Inc. or Trilogy Intermediate Holdings under applicable agreements, laws or regulations or does not have sufficient cash to make the distribution of such funds, TIP Inc. may have to borrow funds or raise equity to meet those obligations, and its liquidity and financial condition could be materially adversely affected. TIP Inc. may not be able to borrow funds on its own, and there can be no assurance that it will be able to issue additional equity on attractive terms or at all.

In certain circumstances, Trilogy will be required to make distributions to TIP Inc. and the other owners of Trilogy and such distributions may be substantial.

Trilogy will be required to make pro rata cash tax distributions to its members based on an assumed 40% tax rate multiplied by Trilogy’s taxable income (if any) for the applicable period. Funds used by Trilogy to satisfy its tax distribution obligations will not be available for reinvestment in its business. Moreover, these tax distributions may be substantial, and may exceed (as a percentage of Trilogy’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer.

Different interests among holders of Trilogy Class C Units and the Common Shares or between such securityholders and TIP Inc., including with respect to related party transactions, could prevent TIP Inc. from achieving its business goals.

TIP Inc. expects that members of the TIP Inc. Board will include directors who are affiliated with entities that may have commercial relationships with TIP Inc. See “Directors and Executive Officers – Conflicts of Interest”. Certain holders of Trilogy Class C Units or Common Shares could also have business interests that conflict with those of other holders, which may make it difficult for TIP Inc. to pursue strategic initiatives that require consensus among TIP Inc.’s securityholders.

A conflict of interest could arise between or among TIP Inc. and the holders of Trilogy Class C Units and Common Shares in a number of areas relating to TIP Inc.’s past and ongoing relationships. For example, holders of Trilogy Class C Units and Common Shares may have different tax positions from each other or from TIP Inc. which could influence TIP Inc.’s decisions regarding whether and when to dispose of assets and whether and when to incur new or refinance existing indebtedness. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to TIP Inc. In addition, the Articles of TIP Inc. provide that any proposed Sale Transaction would, unless approved by all of the Independent Directors of TIP Inc. (which exclude holders of Trilogy Class C Units), be subject to the approval of the holders of Common Shares and the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast. These sale restrictions may impact TIP Inc.’s decisions and ability to complete potential transactions.

There are no formal dispute resolution procedures in place to resolve conflicts between TIP Inc. and holders of Common Shares and Trilogy Class C Units. TIP Inc. may not be able to resolve any potential conflicts between it and its securityholders and, even if it does, the resolution may be less favorable to TIP Inc. than would exist if no such conflicts existed.

The market price of the Common Shares may be highly volatile.

Market prices for telecommunication corporations have at times been volatile and subject to substantial fluctuations. The stock market, from time-to-time, experiences significant price and volume fluctuations unrelated to the operating performance of particular companies. Future announcements concerning TIP Inc. or its competitors, including those pertaining to financing arrangements, government regulations, developments concerning regulatory actions affecting TIP Inc., litigation, additions or departures of key personnel, cash flow, and economic conditions and political factors in the U.S., Canada, New Zealand, Bolivia or other regions may have a significant impact on the market price of the Common Shares. In addition, there can be no assurance that the Common Shares will continue to be listed on the Toronto Stock Exchange (the “TSX”).

The market price of the Common Shares could fluctuate significantly for many other reasons, including for reasons unrelated to TIP Inc.’s specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by its subscribers, competitors or suppliers regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other large companies within its industry experience declines in their stock price, the share price of the Common Shares may decline as well. In addition, when the market price of a company’s shares drops significantly, shareholders often institute securities class action lawsuits against the company. A lawsuit against TIP Inc. could cause it to incur substantial costs and could divert the time and attention of its management and other resources.

Sales of a substantial number of the Common Shares may cause the price of the Common Shares to decline.

Any sales of substantial numbers of the Common Shares in the public market or the exercise of significant amounts of the TIP Inc. Warrants or the perception that such sales or exercise might occur may cause the market price of the Common Shares to decline. The market price of the Common Shares could be adversely affected upon the expiration of lock up periods applicable to certain TIP Inc. shareholders, including the minority shareholders of 2degrees that exchanged their 2degrees Shares for Common Shares at the completion of the Arrangement, and applicable to the holders of Trilogy Class C Units, many of whom are expected to redeem their Class C Units, which may result in the issuance to such holders of Common Shares that will be sold shortly following such redemption.

Further equity financing may dilute the interests of shareholders of TIP Inc. and depress the price of the Common Shares.

If TIP Inc. raises additional financing through the issuance of equity securities (including securities convertible or exchangeable into equity securities) or completes an acquisition or merger by issuing additional equity securities, such issuance may substantially dilute the interests of shareholders of TIP Inc. and reduce the value of their investment. The market price of the Common Shares could decline as a result of issuances of new shares or sales by shareholders of TIP Inc. of Common Shares in the market or the perception that such sales could occur. Sales by shareholders of TIP Inc. might also make it more difficult for TIP Inc. itself to sell equity securities at a time and price that it deems appropriate.

The trading market for the Common Shares is influenced by securities industry analyst research reports.

The trading market for the Common Shares is influenced by the research and reports that industry or securities analysts publish about TIP Inc. If covered, a decision by an analyst to cease coverage of TIP Inc. or fail to regularly publish reports on TIP Inc. could cause TIP Inc. to lose visibility in the financial markets, which in turn could cause the stock price or trading volume to decline. Moreover, if an analyst who covers TIP Inc. downgrades its stock, or if operating results do not meet analysts’ expectations, the stock price could decline.

If TIP Inc. is unable to implement and maintain effective internal control over financial reporting, TIP Inc. might not be able to report financial results accurately and on a timely basis or prevent fraud. Additionally, investors may lose confidence in the accuracy and completeness of TIP Inc.’s financial reports and the market price of the Common Shares may be negatively affected.

Effective internal controls are necessary for TIP Inc. to provide reliable financial reports and prevent fraud. If TIP Inc. cannot provide reliable financial reports or prevent fraud, TIP Inc.’s business and results of operations could be harmed, investors could lose confidence in TIP Inc.’s reported financial information, and the trading price of TIP Inc.’s shares could drop significantly.

Prior to the Arrangement, Trilogy was a private company that did not have to comply with many of the responsibilities and reporting obligations associated with being a public company. Although Trilogy started the process to augment its internal controls and related staff in anticipation of becoming a public company, TIP Inc. cannot assure you that the measures taken to date by Trilogy and TIP Inc., or any measures TIP Inc. may take in the future, will be sufficient to avoid potential material weaknesses in TIP Inc.’s internal controls. Prior to the Arrangement, Trilogy began and the management of TIP Inc. continues to evaluate, document and test its internal control procedures to enable it to satisfy the requirements of Section 404(a) of SOX and the related rules of the SEC and National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), which require, among other things, TIP Inc.’s management to assess annually the effectiveness of TIP Inc.’s internal control over financial reporting. TIP Inc. currently qualifies as an “emerging growth company” under the U.S. JOBS Act, and accordingly pursuant to a JOBS Act deferral provision will thereby likely not be required to include the SOX 404(b) auditor attestation report of internal control over financial reporting for at least several years.

In connection with the preparation of the Trilogy audited annual financial statements for the year ended December 31, 2016, certain control deficiencies were identified by TIP Inc. that, in the aggregate, were determined to be a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to the accounting, compliance, and information technology (“IT”) control processes and documentation, along with staffing to support these processes, at 2degrees not having been developed to sufficiently address the increased scale and complexity in the business during 2degrees’ expansion since its launch. See “Controls and procedures” in the 2016 MD&A for additional information. TIP Inc. has not identified, nor is it aware of, any material misstatements in Trilogy’s financial statements, notwithstanding its material weakness determination.

TIP Inc. has initiated measures to remediate the underlying causes of the material weakness, and is in the process of documenting, assessing and testing its internal control over financial reporting as part of efforts to comply with Section 404 of SOX and Canadian securities requirements when required. Management will identify additional staffing to fill needs in the accounting, compliance and IT areas at 2degrees who will be responsible for further developing balance sheet reconciliation and IT oversight processes and controls including adding depth, rigor, and precision to reviews of periodic reconciliations of key accounts. Senior management has discussed the aforementioned material weakness with TIP Inc.’s Audit Committee and the TIP Inc. Board, both of which will continue to review progress on these remediation activities on a regular and ongoing basis. At this time, no assurance can be provided that the actions and remediation efforts to be taken or implemented will effectively remediate the material weakness described above or prevent the incidence of other material weaknesses in the Company’s internal controls over financial reporting in the future. See “Controls and procedures” in the 2016 MD&A for additional information.

The process of designing and implementing effective internal controls and procedures, and expanding TIP Inc.’s internal accounting capabilities, is a continuous effort that requires TIP Inc. to anticipate and react to changes in the business and the economic and regulatory environments and to expend significant resources to establish and maintain a system of internal controls that is adequate to satisfy its reporting obligations as a public company. This process will require the investment of substantial time and resources, including involvement of the Chief Financial Officer and other members of TIP Inc.’s management. In addition, TIP Inc. cannot predict the outcome of this process and whether remedial actions will need to be implemented. The process and any remediation plans required could result in TIP Inc. incurring additional unanticipated costs. TIP Inc. cannot be certain at this time whether it will be able to successfully complete the implementation of effective internal controls and procedures necessary to make a positive assessment thereof under the requirements of Section 404 of SOX and NI 52-109.

Any failure of TIP Inc.’s internal controls could also adversely affect the results of the periodic management evaluations and required reports and certifications regarding the effectiveness of TIP Inc.’s internal control over financial reporting that are required under Section 404 of SOX and NI 52-109.

New laws and regulations affecting public companies may expose TIP Inc. to additional liabilities and may increase its costs significantly.

Any future changes to the laws and regulations affecting public companies, compliance with existing provisions of NI 52-109 and Section 404(a) of SOX, and other applicable Canadian and U.S. securities laws and regulation and related rules and policies, may cause TIP Inc. to incur increased costs as it evaluates the implications of new rules and implements any new requirements. Delays or a failure to comply with the new laws, rules and regulations could result in enforcement actions, the assessment of other penalties and civil suits. When in the future, TIP Inc. becomes subject to the SOX 404(b) auditor attest requirement, this may impose significant additional costs on TIP Inc.

Any new laws and regulations may make it more expensive for TIP Inc. to provide indemnities to TIP Inc.’s officers and directors and may make it more difficult to obtain certain types of insurance, including liability insurance for directors and officers. Accordingly, TIP Inc. may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for TIP Inc. to attract and retain qualified persons to serve on the TIP Inc. Board or as executive officers. TIP Inc. may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which could cause general and administrative costs to increase beyond what TIP Inc. currently has planned. TIP Inc. will evaluate and monitor developments with respect to these laws, rules and regulations, and TIP Inc. cannot predict or estimate the amount of the additional costs it may incur or the timing of such costs.

TIP Inc. will be required annually to review and report on the effectiveness of its internal control over financial reporting in accordance with NI 52-109 and will likely be required (beginning in 2018) to comply with Section 404(a) of SOX. The results of these reviews, if applicable, are required to be reported under applicable Canadian securities laws in TIP Inc.’s Management’s Discussion and Analysis and are required to be reported in the U.S. Annual Report on Form 40-F required to be filed annually with the SEC. TIP Inc.’s Chief Executive Officer and TIP Inc.’s Chief Financial Officer will be required to report, and/or certify, on the effectiveness of TIP Inc.’s internal control over financial reporting, among other matters.

Management’s review is designed to provide reasonable assurance, not absolute assurance, that any material weaknesses existing within TIP Inc.’s internal controls are identified. Material weaknesses represent deficiencies existing in internal controls that may not prevent or detect a misstatement occurring which could have a material adverse effect on the quarterly or annual financial statements of TIP Inc. In addition, management cannot provide assurance that the remedial actions being taken by TIP Inc. to address any material weaknesses identified will be successful, nor can management provide assurance that no further material weaknesses will be identified within its internal controls over financial reporting in future years.

If TIP Inc. fails to maintain effective internal controls over its financial reporting, there is the possibility of errors or omissions occurring or misrepresentations in TIP Inc.’s disclosures which could have a material adverse effect on TIP Inc.’s business, its financial statements and the value of the Common Shares.

Public company requirements may strain TIP Inc.’s resources.

As a public company, TIP Inc. is subject to the reporting requirements of the Securities Act (British Columbia), as amended, as well as the applicable securities laws of the other Canadian provinces, and is subject to certain reporting requirements under the U.S. Securities Exchange Act of 1934, and, in each case, as applicable, the regulations and rules thereto, including applicable national and multilateral instruments adopted as rules, decisions, rulings and orders promulgated under the Securities Act (British Columbia), as well as the applicable securities laws of other Canadian provinces, and the U.S. Securities Exchange Act of 1934 and the published policy statements issued by the British Columbia Securities Commission and the SEC, respectively. TIP Inc. is also subject to the ongoing listing requirements of the TSX. The obligations of operating as a public company require significant expenditures and place additional demands on management as TIP Inc. complies with the reporting requirements of a public company. TIP Inc. may need to hire additional accounting, financial and legal staff with appropriate public company experience and technical accounting and regulatory knowledge.

In addition, actions that may be taken by any significant shareholders, if any, may divert the time and attention of the TIP Inc. Board and management from its business operations. Campaigns by significant investors to effect changes at publicly traded companies have increased in recent years. If a proxy contest were to be pursued by any shareholders of TIP Inc. it could result in substantial expense to TIP Inc. and consume significant attention of management and the TIP Inc. Board. In addition, there can be no assurance that any shareholder will not pursue actions to effect changes in the management and strategic direction of TIP Inc., including through the solicitation of proxies from TIP Inc.’s shareholders.

DIVIDENDS

2017 Dividend Payment

On March 21, 2017, the TIP Inc. Board declared a dividend of C$0.02 per Common Share, which will be paid on May 12, 2017 to holders of record of Common Shares on April 28, 2017. At the same time, Trilogy will make an economically equivalent distribution of Trilogy Class C Units in respect of each Trilogy Class C Unit. The value of each additional Trilogy Class C Unit will be equal to the Discounted Share Price (as defined below).

Dividend Policy and DRIP

The declaration of dividends on the Common Shares will be at the sole discretion of the TIP Inc. Board.

TIP Inc. currently intends to pay an annual dividend of up to C$0.02 per share on its Common Shares, the first of which will be paid on May 12, 2017, as described above. As part of TIP Inc.’s dividend reinvestment plan (the “DRIP”), eligible Canadian holders of Common Shares have the right to acquire additional Common Shares at 95% of the volume-weighted average of the daily closing price of the Common Shares on the TSX for the five trading days immediately preceding the dividend payment date (the “Discounted Share Price”), in lieu of cash dividends, net of applicable withholding taxes.

When dividends are paid on the Common Shares, distributions will also be required to be paid on the Trilogy Class C Units in the same amount (or an equivalent amount in a different currency) as on the Common Shares on a per security basis. However, all Trilogy Class C unitholders will receive their dividends in securities until otherwise determined by the TIP Inc. Board. Alignvest Management Corporation (“AMC’), Bonnie Brooks, Joe Natale, Vince Hemmer, Adam Jiwan, Nadir Mohamed, Donald Walker (collectively, the “Alignvest Founders”), the Trilogy Founders and Alignvest Partners Master Fund LP (“Alignvest Partners”) will receive their dividends in the form of additional Trilogy Class C Units or, to the extent permitted under the DRIP, Common Shares, as applicable, rather than cash until otherwise determined by the TIP Inc. Board. TIP Inc.’s dividend policy will be reviewed from time to time by the TIP Inc. Board in the context of TIP Inc.’s earnings, financial condition and other relevant factors.

The payment of dividends in the future will depend on the earnings, cash flow and financial condition of TIP Inc. as well as the need to finance TIP Inc.’s business activities and any restrictions contained in applicable credit or financing agreements, including restrictive covenants contained in the Existing Notes Indenture (and any subsequent indenture entering into connection with the refinancing of the Existing Notes), the Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement. These agreements contain covenants restricting, among other things, dividends, distributions, or redeeming, repurchasing or retiring subordinated debt. The TIP Inc. Board may also consider such other factors as it considers appropriate. See “Risk Factors – TIP Inc. may not pay dividends”.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and the Special Voting Share. TIP Inc. is authorized to issue an unlimited number of Common Shares and one Special Voting Share. As of the date of this AIF, there are 44,177,149 Common Shares, one Special Voting Share and 13,402,685 Trilogy Warrants outstanding.

Common Shares of TIP Inc.

Subject to the provisions described below under the heading “Rights and Restrictions in Connection with a Proposed Sale Transaction”, the following special rights and restrictions are attached to the Common Shares.

Notice of Meeting and Voting Rights

The holders of Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of TIP Inc. and are entitled to one vote per Common Share. Except as provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share and the Common Shares shall vote together as if they were a single class of shares.

Except as explicitly required by the BCBCA or by law, the holders of Common Shares shall not be entitled to vote separately as a class on a proposal to amend the articles of TIP Inc. to: (i) increase or decrease the maximum number of Common Shares that TIP Inc. is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Common Shares; or (ii) create a new class of shares equal or superior to the Common Shares.

Dividend and Liquidation Entitlements

The holders of Common Shares shall be entitled, as such, to receive dividends and TIP Inc. shall pay dividends thereon, as and when declared by the TIP Inc. Board, in their absolute discretion, in such amount and in such form as the TIP Board may from time to time determine, and all dividends which TIP Inc. may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding. TIP Inc. has agreed in the Trilogy LLC Agreement to not make dividends or distributions on the Common Shares unless a corresponding dividend or distribution is made on an economically equivalent basis to all holders of Trilogy Class C Units. See “Description of Capital Structure – Special Voting Share of TIP Inc. – Dividends and Redemptions”.

In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, or any other distribution of assets of TIP Inc. among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of TIP Inc. after satisfaction of all liabilities and obligations to creditors of TIP Inc. and after C$1.00 is distributed to the holder of the Special Voting Share.

Special Voting Share of TIP Inc.

Subject to the provisions described below under the heading “Rights and Restrictions in Connection with a Proposed Sale Transaction”, the following special rights and restrictions are attached to the Special Voting Share.

Notice and Voting Rights

Except as otherwise provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share shall entitle the holder thereof to vote on all matters submitted to a vote of the holders of Common Shares at any shareholders meeting of TIP Inc. and to exercise the right to consent to any matter for which the written consent of the holders of Common Shares is sought.

Except as provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share and the Common Shares shall vote together as if they were a single class of shares. Except as explicitly required by the BCBCA, the holder of the Special Voting Share shall not be entitled to vote separately as a class on a proposal to amend the Articles of TIP Inc. to: (i) increase or decrease the maximum number of Special Voting Shares that TIP Inc. is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Special Voting Share; (ii) effect a cancellation of the Special Voting Share where it has been redeemed and cancelled in accordance with the Articles of TIP Inc.; or (iii) create a new class of shares equal or superior to the Special Voting Share.

The holder of the Special Voting Share shall be entitled to attend all shareholder meetings of TIP Inc. which the holders of Common Shares are entitled to attend, and shall be entitled to receive copies of all notices and other materials sent by TIP Inc. to its holders of Common Shares relating to such meetings and any consents sought from the holders of Common Shares.

Number of Votes

The holder of the Special Voting Share is entitled to that number of votes equal to the number of votes which would attach to the Common Shares receivable by the holders of Trilogy Class C Units upon the redemption of all Trilogy Class C Units outstanding from time to time, determined as of the record date for the determination of shareholders entitled to vote on the applicable matter or, if no record date is established, the date such vote is taken. To the extent that the holder of the Special Voting Share does not receive voting instructions from a holder of Trilogy Class C Units, votes shall not be cast in respect of such holder.

Dividends and Redemption

The holder of the Special Voting Share is not entitled to receive dividends. TIP Inc. has agreed in the Trilogy LLC Agreement to not make dividends or distributions on the Common Shares unless a corresponding dividend or distribution is made on an economically equivalent basis to all holders of Trilogy Class C Units. In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, or any other distribution of assets of TIP Inc. among its shareholders for the purpose of winding up its affairs, the holder of the Special Voting Share shall be entitled to receive C$1.00 after satisfaction of all liabilities and obligations to creditors of TIP Inc. but before the distribution of the remaining property and assets of TIP Inc. to the holders of the Common Shares. Upon payment of the amount so payable to it as provided above, the holder of the Special Voting Share shall not be entitled to share in any further distribution of the property or assets of TIP Inc.

At such time as there are no Trilogy Class C Units outstanding, the Special Voting Share shall automatically be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

Rights and Restrictions in Connection with a Proposed Sale Transaction

Notwithstanding the special rights and restrictions attached to the Common Shares and the Special Voting Share described above and in addition to any other required approvals, if any Trilogy Class C Units (as constituted on the close of business on February 7, 2017, the effective date of the Arrangement) would be issued and outstanding on the effective date of any proposed Sale Transaction, such proposed Sale Transaction would, unless approved by all of the Independent Directors of TIP Inc. (as defined in the Articles of TIP Inc.), be subject to the approval of the holders of Common Shares and the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast.

A “Sale Transaction” means any transaction involving the sale, lease, exchange or other disposition (in one transaction or a series of related transactions, but other than a bona fide arm’s length lease financing or as collateral for a bona fide arm’s length debt financing or guarantee of either thereof and other than to a wholly-owned subsidiary entity) of assets (including securities) resulting in net proceeds having a value of in excess of U.S.$100 million (as reasonably determined by the TIP Inc. Board), other than in the ordinary course of business, by TIP Inc. or any of its direct or indirect subsidiary entities that would give rise to tax on the part of TIP Inc. or any wholly-owned subsidiary entity of TIP Inc. and result (as reasonably determined by the TIP Inc. Board) in a greater than 5% discrepancy between the pre-tax cash that would be received (whether as a tax distribution or otherwise) by a holder of a single Trilogy Class C Unit (as constituted on the close of business on February 7, 2017, the effective date of the Arrangement) and the pre-tax cash that would be received by a holder of a single Common Share (as constituted on the close of business on February 7, 2017), assuming that all of the after-tax net proceeds to be received by Trilogy and TIP Inc. or any wholly owned subsidiary entity of TIP Inc. were fully distributed to the respective equity holders of Trilogy and TIP Inc.

Voting Trust Agreement

In connection with the Arrangement, TIP Inc., Trilogy and the Trustee entered into the Voting Trust Agreement. This summary of the Voting Trust Agreement is qualified in its entirety by reference to that agreement, which is available on TIP Inc.’s SEDAR profile at www.sedar.com.

Voting Rights with Respect to Trilogy

Except as otherwise provided by the Trilogy LLC Agreement, the Voting Trust Agreement or applicable law, the holders of Trilogy Class C Units shall not directly be entitled to receive notice of or to attend any meeting of the holders of Common Shares (“TIP Inc. Meeting”) or to vote at any such meeting.

Voting Rights with Respect to TIP Inc.

Under the Voting Trust Agreement, TIP Inc. will issue one Special Voting Share to the Trustee for the benefit of the holders of Trilogy Class C Units. The Special Voting Share will have the number of votes, which may be cast by the Trustee at any TIP Inc. Meeting at which the holders of Common Shares are entitled to vote or in respect of any written consents sought from shareholders of TIP Inc. by TIP Inc. (other than in respect of any matter upon which only the Common Shares are entitled to vote as a separate class under applicable law), equal to the then outstanding number of Trilogy Class C Units.

Each holder of a Trilogy Class C Unit on the record date for any meeting or shareholder consent at which holders of Common Shares are entitled to vote will be entitled to instruct the Trustee to exercise the votes attached to the Special Voting Share for each Trilogy Class C Unit held by the unitholder. The Trustee will exercise each vote attached to the Special Voting Share only as directed by the relevant holder of Trilogy Class C Units and, in the absence of instructions from a holder of a Trilogy Class C Units as to voting, will not exercise those votes.

Notwithstanding the foregoing, in the event that under applicable law any matter requires the approval of the holder of record of the Special Voting Share, voting separately as a class, but for greater certainty, excluding any matter upon which only the Common Shares are entitled to vote as a separate class under applicable law, the Trustee will, in respect of such vote, exercise all voting rights: (i) in favour of the relevant matter where the result of the vote of the Common Shares and the Special Voting Share, voting together as if they were a single class on such matter, was the approval of such matter; and (ii) against the relevant matter where the result of such combined vote was against the relevant matter; provided that in the event of a vote on a proposal to amend the articles of TIP Inc. to: (x) effect an exchange, reclassification or cancellation of the Special Voting Share, or (y) add, change or remove the rights, privileges, restrictions or conditions attached to the Special Voting Share, in either case, where the Special Voting Share is permitted or required by applicable law to vote separately as a single class, the Trustee will exercise all voting rights for or against such proposed amendment based on whether it has been instructed to cast a majority of the votes for or against such proposed amendment.

The Trustee will mail or cause to be mailed (or otherwise communicate) to the holders of Trilogy Class C Units the notice of each meeting at which the holders of Common Shares are entitled to vote, together with the related materials and a statement as to the manner in which the holder may instruct the Trustee to exercise the votes attaching to the Special Voting Share, on the same day as TIP Inc. mails (or otherwise communicates) the notice and materials to the holders of Common Shares.

The Trustee will also send to the holders of Trilogy Class C Units copies of proxy materials, all information statements, reports (including interim and annual financial statements) and other written communications sent by TIP Inc. to the holders of Common Shares at the same time as the materials are sent to the holders of Common Shares. The Trustee will also send to the holders of Trilogy Class C Units all materials sent by third parties to the holders of Common Shares (if known to have been received by TIP Inc.) including dissident proxy and information circulars and tender and exchange offer circulars, as soon as reasonably practicable after the materials are delivered to the Trustee.

Statutory Rights

Wherever and to the extent that the BCBCA confers a prescribed statutory right on a holder of voting shares, TIP Inc. has agreed that the holders of Trilogy Class C Units are entitled to the benefit of such statutory rights through the Trustee, as the holder of record of the Special Voting Share. The prescribed statutory rights set out in the voting trust agreement include the following rights provided for in the BCBCA:

(i)	to examine and obtain extracts of the records of TIP Inc.;

(ii)	to examine the list of shareholders;

(iii)

to require TIP Inc. to furnish a basic list setting out the names of the registered holders of shares of TIP Inc., the number of shares of each class and series owned by each registered holder and the address of each of them, all as shown on the records of the corporation;

(iv)	to examine and obtain extracts of the latest financial statements of each subsidiary of TIP Inc.;

(v)	to requisition a shareholders’ meeting;

(vi)	to apply to the court to bring an action in the name and on behalf of TIP Inc. or any of its subsidiaries; and

(vii)

to apply to the court to make an order to rectify any act or omission of TIP Inc. that is oppressive or unfairly prejudicial to or that unfairly disregards the interests the holders of Trilogy Class C Units.

Upon the written request of a holder of Trilogy Class C Units delivered to the Trustee, provided that certain conditions are satisfied, TIP Inc. and the Trustee are required to cooperate to facilitate the exercise of such statutory rights on behalf of such holder so entitled to instruct the Trustee as to the exercise thereof, such exercise of the statutory right to be treated, to the maximum extent possible, on the basis that such holder was the registered owner of the Common Shares receivable upon the exchange of the Trilogy Class C Units owned of record by such holder.

Ownership and Voting Restrictions

The Articles of TIP Inc. also provide for an ownership restriction on the securities of TIP Inc. in order for TIP Inc. to comply with the Overseas Investment Act 2005 of New Zealand, or other similar laws.

The ownership restriction provides that, among other things, an overseas person, either alone or together with his, her or its associates (such person, collectively with his, her or its associates, an “Overseas Shareholder”), shall not: (i) acquire a 25% or more ownership or control interest in TIP Inc.; or (ii) increase an Overseas Shareholder’s existing 25% or more ownership or control interest in TIP Inc.; in each case without applying for and receiving consent from the New Zealand Overseas Investment Office (the foregoing prohibition is referred to as the “New Zealand Ownership Constraint”).

An “overseas person” is defined in the Overseas Investment Act 2005 and generally includes, among others, an individual who is neither a New Zealand citizen nor ordinarily resident in New Zealand or a body corporate that is incorporated outside New Zealand or is a 25% or more subsidiary of a body corporate incorporated outside of New Zealand. A “25% or more ownership or control interest” has the meaning set forth in the Overseas Investment Act 2005, which as of the date hereof means, with respect to any person:

(i)	a beneficial entitlement to, or a beneficial interest in, 25% or more of TIP Inc.’s securities;

(ii)	the power to control the composition of 25% or more of the board of directors of TIP Inc.; or

(iii)	the right to exercise or control the exercise of 25% or more of the voting power at meetings of TIP Inc.

In order to seek to enable compliance with the Overseas Investment Act 2005, if an Overseas Shareholder is in contravention of the ownership constraints set forth above (a “Contravening Shareholder”), TIP Inc. may refuse to: (i) accept any subscription for securities of TIP Inc. from the Contravening Shareholder; (ii) issue any securities of TIP Inc. to the Contravening Shareholder; (iii) register or otherwise recognize the transfer of any securities of TIP Inc. from any securityholder of TIP Inc. to the Contravening Shareholder; or (iv) purchase or otherwise acquire any securities of the Contravening Shareholder. In addition, TIP Inc. could remove voting rights attached to the securities of TIP Inc. unless a Contravening Shareholder remedies a breach of the New Zealand Ownership Constraint within a specified time after notice thereof (of not less than 30 days).

The directors of TIP Inc. may also indefinitely suspend all rights of the Contravening Shareholder to vote that would otherwise be attached to securities of TIP Inc. held by such Contravening Shareholder in excess of the New Zealand Ownership Constraint, subject to the Contravening Shareholder disposing of such securities of TIP Inc. or complying with the terms of the Overseas Investment Act 2005.

The ownership restrictions will not be binding on TIP Inc. and its shareholders upon the earlier of: (i) the repeal of the Overseas Investment Act 2005; and (ii) the date that TIP Inc. does not, directly or indirectly, hold a 25% or more ownership or control interest in 2degrees and no longer holds an overseas investment in significant business assets as defined in the Overseas Investment Act 2005. The ownership restrictions contained in TIP Inc.’s Articles are also subject to an exemption for underwriters (as defined in the Securities Act (British Columbia)) in the course of a distribution of securities of TIP Inc.

Should TIP Inc.’s shares at any time be subject to any ownership and/or voting restrictions imposed by law in any other jurisdiction or jurisdictions, TIP Inc., with the approval in writing of at least 75% of all of the directors of TIP Inc., may elect to apply any or all of the ownership and voting restrictions contained in TIP Inc.’s Articles, with necessary changes, in order to seek to ensure compliance with such other law or laws. Any such election shall be promptly communicated to shareholders by way of a news release or otherwise as TIP Inc. sees fit.

Advance Notice Requirements for Director Nominations

TIP Inc.’s Articles contain an advance notice provision pertaining to shareholders of TIP Inc. (who meet the necessary qualifications outlined in the Articles) seeking to nominate candidates for election as directors (a “Nominating Shareholder”) at any annual meeting of shareholders of TIP Inc., or for any special meeting of shareholders of TIP Inc. if one of the purposes for which the special meeting was called was the election of directors (the “Advance Notice Provisions”). The following description is a summary only and is qualified in its entirety by the full text of the applicable provisions of TIP Inc.’s Articles which are available on TIP Inc.’s SEDAR profile at www.sedar.com.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the General Counsel of TIP Inc. To be timely, a Nominating Shareholder’s notice to the General Counsel must be made: (i) in the case of an annual meeting of shareholders (including an annual and special meeting), not less than 30 days prior to the date of the annual meeting of shareholders of TIP Inc.; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting of shareholders of TIP Inc. (which is not also an annual meeting) called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made. TIP Inc.’s Articles also prescribe the proper written form for a Nominating Shareholder’s notice.

The chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the notice procedures set forth in the Articles and, if any proposed nomination is not in compliance with such provisions, the discretion to declare that such defective nomination will be disregarded.

Notwithstanding the foregoing, the directors of TIP Inc. may, in their sole discretion, waive any requirement in the Advance Notice Provisions.

CREDIT RATINGS

Ratings are intended to provide an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities. A rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be withdrawn or revised entirely by a rating agency at any time if in its judgment circumstances so warrant.

Trilogy’s corporate family rating with Moody’s and S&P is currently B3 and B-, respectively, and the Existing Notes are currently rated Caa1 and CCC, respectively.

Moody’s credit ratings are on a long term debt rating scale that ranges from Aaa to C, representing the range from least credit risk to greatest credit risk of such securities rated. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its long term debt rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of that generic rating category. According to Moody’s rating system, debt securities rated within the B3 category (such as the B3 rating for Trilogy) are considered speculative and are subject to high credit risk and debt securities rated within the Caa1 category (such as the Caa1 rating for the Existing Notes) are judged to be speculative of poor standing and are subject to very high credit risk.

S&P’s credit ratings are on a long term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. Obligations rated BB, B, CCC, CC, and C are regarded as having significant speculative characteristics. BB indicates the least degree of speculation and C the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. According to S&P’s rating system, debt securities rated B (such as the B- rating for Trilogy) are more vulnerable to nonpayment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. According to S&P’s rating system, debt securities rated CCC (such as the CCC rating for the Existing Notes) are currently vulnerable to nonpayment, and are dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

Trilogy made payments to Moody’s and S&P in connection with the assignment of the ratings to the Existing Notes. In addition, Trilogy has made payments in respect of certain other services provided to it by each of Moody’s and S&P during the last two years.

Trilogy intends to seek to refinance the Existing Notes in 2017 (see “Material Contracts – Existing Notes Indenture”). If Trilogy refinances the Existing Notes, Trilogy expects that Moody’s and S&P will issue revised credit ratings in respect of both the Trilogy corporate family rating and the newly issued indebtedness. In such case, Trilogy also expects to receive a credit rating from Fitch Ratings. If the Existing Notes are not refinanced in 2017, Trilogy expects that Moody’s and S&P will provide updated ratings in 2017 for both the Trilogy corporate family and the Existing Notes in connection with each rating agency’s normal course review.

See “Risk Factors” in this AIF.

MARKET FOR SECURITIES

Prior to the Arrangement, the Alignvest Class A Restricted Voting Shares were listed on the TSX and trade under the symbol “AQX.A”. On February 9, 2017, the Common Shares began trading under the symbol “TRL”. The following table sets forth, for the periods indicated, the reported high and low prices and the aggregate volume of trading of the Alignvest Class A Restricted Voting Shares on the TSX for the year ended December 31, 2016.

Period	High (C$)	Low (C$)	Volume
December 2016	10.39	9.93	2,552,020
November 2016	10.48	9.83	4,000,137
October 2016	9.91	9.77	43,875
September 2016	9.85	9.75	68,217
August 2016	9.89	9.72	23,600
July 2016	9.89	9.70	511,710
June 2016	9.80	9.70	1,154,928
May 2016	9.75	9.63	1,024,800
April 2016	9.71	9.67	646,429
March 2016	9.78	9.58	68,500
February 2016	9.79	9.52	261,850
January 2016	9.75	9.51	1,239,388

_______________________________
Source: TMX Datalinx

Prior to the Arrangement, the Alignvest Warrants were listed on the TSX and trade under the symbol “AQX.WT”. On February 9, 2017, the TIP Inc. Warrants began trading under the symbol “TRL.WT”. The following table sets forth, for the periods indicated, the reported high and low prices and the aggregate volume of trading of the Alignvest Warrants on the TSX for the year ended December 31, 2016.

Period	High (C$)	Low (C$)	Volume
December 2016	1.37	0.98	194,900
November 2016	1.20	0.51	150,600
October 2016	0.40	0.29	4,000
September 2016	0.35	0.30	51,100
August 2016	0.28	0.25	3,750
July 2016	0.35	0.35	1,065,500
June 2016	0.345	0.24	384,946
May 2016	0.31	0.20	21,350
April 2016	0.29	0.17	13,850
March 2016	0.34	0.22	15,000
February 2016	0.32	0.22	44,898
January 2016	0.32	0.14	109,200

___________________________________
Source: TMX Datalinx

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following sets out the number of securities of TIP Inc. that are subject to a contractual restriction on transfer as of the date hereof. To the knowledge of TIP Inc., no other securities of TIP Inc. are held in escrow or will be subject to contractual restrictions on transfer.

	Number of Securities Subject to
Designation of Class	Contractual Restriction	Percentage of Class

Common Shares(1)(2)	18,760,884	42.47%

Notes:
	(1)	See “Lock-Up Agreements” and “Alignvest Founders Shares” below for a summary of the contractual restrictions on transfer.
(2)

The Trilogy Class C Units are subject to the Lock-Up Periods under the Trilogy LLC Agreement. See “Corporate Structure – Trilogy LLC Agreement – Transfer Restrictions”. In addition, certain Common Shares that may be issued upon redemption of Trilogy Class C Units may be subject to the Lock-Up Agreements. See “Lock-Up Agreements” below.

Lock-Up Agreements

In connection with the Arrangement Agreement, effective February 7, 2017 each of SG Enterprises II, LLC (which is wholly-owned by John W. Stanton and Theresa E. Gillespie, “SG Enterprises”), Bradley J. Horwitz, the Alignvest Founders, Alignvest Partners, Erik Mickels, Scott Morris, the existing registered and/or beneficial holders of units of TINZ (the “TINZ Minority Holders”) and the 2degrees Participating Minority Shareholders (collectively, the “Locked-Up Shareholders”) entered into a lock-up agreement (each, a “Lock-Up Agreement”) with TIP Inc. Pursuant to the Lock-Up Agreements, each Locked-Up Shareholder shall not during the periods set forth below, without the prior written consent of TIP Inc., such consent not to be unreasonably withheld or delayed:

(i)

sell, assign, pledge, dispose of, or transfer any equity securities of TIP Inc. or Trilogy or securities convertible into or exchangeable for equity securities of TIP Inc. or Trilogy, including, for certain of the Locked-Up Shareholders, the Common Shares that may be issued upon redemption of Trilogy Class C Units, or any rights associated therewith, in each case as may be held or acquired on or after the effective time of the Arrangement, being 9:01 am on February 7, 2017 (the “Effective Time”) (collectively, the “Specified Securities”);

(ii)

enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Specified Securities (regardless of whether any such arrangement is to be settled by the delivery of securities of TIP Inc. or Trilogy, securities of another person and/or otherwise); or

(iii)	agree to do any of the foregoing,

(collectively, the “Lock-Up Restrictions”).

The Lock-Up Restrictions shall remain in place for: (i) twenty-four months following the Effective Time in the case of SG Enterprises, Bradley J. Horwitz and the Alignvest Founders; (ii) 12 months following the Effective Time in the case of Erik Mickels and Scott Morris; and (iii) 180 days in the case of the TINZ Minority Holders and the 2degrees Participating Minority Shareholders.

Notwithstanding the foregoing, SG Enterprises, Bradley J. Horwitz and the Alignvest Founders may sell up to 50% of the Common Shares underlying their Specified Securities on and after the date that is 12 months following the Effective Time. Any such sale must be completed through ordinary course arm’s length stock exchange transactions or, in the case of SG Enterprises and Bradley J. Horwitz, as a selling securityholder in a public offering of common shares of TIP Inc. In addition, if, at the applicable time, SG Enterprises or Bradley J. Horwitz is a “control person” (as defined in the Securities Act (British Columbia)) of TIP Inc., SG Enterprises or Bradley J. Horwitz, as applicable, may sell up to 50% of the Common Shares underlying their Specified Securities on and after the date that is 12 months following the Effective Time by private placement without any restrictions other than as may be imposed by applicable securities laws. For the purposes of the Lock-Up Agreements between TIP Inc. and each of SG Enterprises and Bradley J. Horwitz, “ordinary course arm’s length stock exchange transactions” shall include, but not be limited to, block trades or other pre-arranged trades with a known arms’ length buyer.

The Lock-Up Restrictions are subject to certain exemptions, including: transfers to wholly-owned affiliates (that remain as such and are similarly bound), any family members of the Locked-Up Shareholder (who are similarly bound), or company, trust or other entity owned by or maintained by the Locked-Up Shareholder (who are similarly bound); transfers occurring by operation of law or in connection with transactions arising as a result of death or incapacitation; the exercise of securities granted under TIP Inc.’s restricted share unit plan; pledges to a financial institution as security for bona fide indebtedness; transfers made pursuant to a bona fide take-over bid; and, if applicable, in connection with the exercise of Trilogy Class C Units.

Alignvest Founders Shares

On the closing of Alignvest’s initial public offering, the Alignvest Founders (the “Restricted Parties”) entered into the forfeiture and transfer restrictions agreement and undertaking (the “Forfeiture and Transfer Restrictions Agreement and Undertaking”) with the lead underwriters for the initial public offering of Alignvest and the TSX pursuant to which each Restricted Party agreed to certain forfeiture and transfer restrictions in respect of their aggregate 6,701,344 founders’ Alignvest class B shares (the “Alignvest Class B Shares”) (which were acquired for nominal consideration) and the 930,375 Alignvest Class B Shares and 465,188 Alignvest Warrants underlying their Class B units of Alignvest (which were acquired for C$10.00 per unit). These restrictions continue to apply to the Common Shares and TIP Warrants received in exchange therefor in connection with the Arrangement. Such Common Shares and Warrants are also subject to the Lock-Up Restrictions described above under “Lock-Up Agreements”.

Pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, the Restricted Parties agreed not to transfer any of their founders’ Common Shares until the earlier of: (i) one year following completion of the Arrangement, or (ii) the value of the Common Shares equaling or exceeding C$12.00 (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period at any time following the closing of the Arrangement, subject to applicable securities laws and TSX rules. Any Common Shares of TIP Inc. that resulted from Alignvest Class A Restricted Shares held by the Restricted Parties prior to the Arrangement are not subject to the forfeiture or transfer restrictions set out in the Forfeiture and Transfer Restrictions Agreement and Undertaking.

As well, pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, 25% of the founders’ Common Shares will be subject to forfeiture on the fifth anniversary of the Arrangement unless the value of the Common Shares exceeds C$13.00 (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-day trading period at any time following the closing of the Arrangement.

DIRECTORS AND EXECUTIVE OFFICERS

The names, municipality of residence and positions with TIP Inc. of the persons that serve as directors and executive officers of TIP Inc. as of the date hereof are set out below. Each of the seven members of the TIP Inc. Board were formally appointed to the TIP Inc. Board pursuant to the Arrangement.

Directors

Name and Province and Country of	Present Principal Occupation
Residence

Theresa E. Gillespie Washington, U.S.	Director of TIP Inc.
Bradley J. Horwitz Washington, U.S.	Director and Chief Executive Officer of TIP Inc.
Mark Kroloff(1)(4) Alaska, U.S.	Managing Partner, First Alaskan Capital Partners
Anthony Lacavera(2)(3) Ontario, Canada	Chairman of Globalive Capital
Nadir Mohamed(2)(5) Ontario, Canada	Corporate Director
Reza Satchu Ontario, Canada	Managing Partner, Alignvest Management Corporation
John W. Stanton(4)(6) Washington, U.S.	Director of TIP Inc.

Notes:
	(1)	Chair of the Audit Committee of TIP Inc. (the “Audit Committee”)
	(2)	Member of the Audit Committee
	(3)	Chair of the Compensation and Corporate Governance Committee of TIP Inc. (the “C&CG Committee”)
	(4)	Member of the C&CG Committee
	(5)	Lead Independent Director of the TIP Inc. Board
	(6)	Chairman of the TIP Inc. Board

The directors of TIP Inc. will be elected by the shareholders of TIP Inc. at each annual meeting of shareholders, and will hold office until the next annual meeting of TIP Inc., unless: (i) his or her office is earlier vacated in accordance with the Articles of TIP Inc.; or (ii) he or she becomes disqualified to act as a director.

Further, the directors of TIP Inc. are authorized to appoint one or more additional directors of TIP Inc., such appointed directors shall cease to hold office immediately before the election of directors at the next annual meeting of shareholders of TIP Inc., but are eligible for re-election, provided that the total number of directors so appointed may not exceed one third of the number of directors of TIP Inc. approved pursuant to the Arrangement or elected at the previous annual meeting of shareholders of TIP Inc., as the case may be.

Executive Officers

Name and Residence	Present Principal Occupation
Bradley J. Horwitz Washington, U.S.	Chief Executive Officer of TIP Inc.
Erik Mickels Washington, U.S.	Senior Vice President and Chief Financial Officer of TIP Inc.
Scott Morris Washington, U.S.	Senior Vice President, General Counsel and Corporate Secretary of TIP Inc.
Juan Pablo Calvo Bolivia	Chief Executive Officer of NuevaTel
Stewart Sherriff New Zealand	Chief Executive Officer of 2degrees

To the knowledge of TIP Inc., as of the date hereof the directors and executive officers of TIP Inc., as a group, beneficially own, or control or direct, directly or indirectly: (i) 10,918,723 Common Shares, representing approximately 24.7% of the number of outstanding Common Shares; and (ii) 20,444,982 Trilogy Class C Units, representing 52% of the number of outstanding Trilogy Class C Units. In the aggregate, directors and officers listed above hold approximately 37.6% of the total voting power of TIP Inc., assuming that all holders of Trilogy Class C Units have properly provided voting instructions to the Trustee.

Biographies

The following are brief profiles of the directors and executive officers of the TIP Inc., including a description of each individual’s principal occupation within the past five years.

Directors

John W. Stanton. John W. Stanton was Chairman of the Board of Directors and Chief Executive Officer of Western Wireless and its predecessors from 1992 until Alltel Corporation’s acquisition of Western Wireless on August 1, 2005. Western Wireless was one of the largest providers of rural wireless communications services in the United States and through its subsidiary, Western Wireless International Corporation (“Western Wireless International”), was licensed to provide wireless communications services in 11 countries, including the Baltics, the Caucasus, Africa, the Caribbean, Latin America and the former Soviet Republics. Mr. Stanton was Chairman of the Board of Directors of T-Mobile USA Inc. (“T-Mobile USA”), formerly Voicestream Wireless Corporation, a former subsidiary of Western Wireless, from 1994 to 2004 and was Chief Executive Officer of T-Mobile USA from February 1998 to March 2003. Mr. Stanton served as a director of McCaw Cellular Corporation (“McCaw Cellular”) from 1986 to 1994, and as a director of LIN Broadcasting from 1990 to 1994, during which time it was a publicly traded company. From 1983 to 1991, Mr. Stanton served in various capacities with McCaw Cellular, serving as Vice Chairman of the Board of McCaw Cellular from 1988 to September 1991 and as Chief Operating Officer of McCaw Cellular from 1985 to 1988. Mr. Stanton served as a director of Clearwire Corporation from 2008 to 2013, and was Chairman of the Board of Directors of Clearwire Corporation from January 2011 to July 2013. Mr. Stanton serves on the board of directors of Microsoft Corporation, Costco Wholesale Corporation and Columbia Sportswear Inc., each of which are publicly traded companies. Mr. Stanton is also currently the Chairman and Chief Executive Officer of the Seattle Mariners. Mr. Stanton has a bachelor’s degree in political science from Whitman College and an MBA from Harvard University.

Bradley J. Horwitz. Prior to joining TIP Inc., Bradley J. Horwitz was Trilogy’s President and Chief Executive Officer since it commenced operations in 2006. Mr. Horwitz has been involved in the wireless industry since 1983, spending 13 years at McCaw Cellular where he held various management positions: he served as Director of Sales and Marketing from 1983 to 1986, Director of Paging Operations from 1986 to 1990, Director of Business Development from 1990 to 1992, and Vice President of International Operations from 1992 to 1994. After the sale of McCaw to the entity that resulted in AT&T Wireless Services, Inc. in 1994, Mr. Horwitz joined the management team of Western Wireless. Mr. Horwitz was Executive Vice President of Western Wireless from March 2000 until August 1, 2005, and was President of Western Wireless International beginning in 1995. Mr. Horwitz led Trilogy’s expansion into 11 international markets with operations in Latvia, the Republic of Georgia, Croatia, Slovenia, Ghana, Côte d’Ivoire, Bolivia, Haiti, Iceland, Ireland and Austria. Mr. Horwitz is the Chairman of the Board of Directors of the Hong Kong Broadband Network, which is publicly traded on the Hong Kong Exchange, and serves on the board of the Center for Global Development and the Mobile Giving Foundation, which created the “text to give” technology that was instrumental in raising over $40 million after the January 2010 earthquake in Haiti.

Theresa Gillespie. Prior to joining TIP Inc., Theresa E. Gillespie was a Manager of Trilogy since 2005. Ms. Gillespie served as Executive Vice President of Western Wireless from May 1999 until February 2003, Senior Vice President of Western Wireless from May 1997 until May 1999 and Chief Financial Officer of Western Wireless and one of its predecessors from 1991 to 1997. Ms. Gillespie has been Chief Financial Officer of several entities that she and Mr. Stanton controlled since 1988. From 1986 to 1987, Ms. Gillespie was Senior Vice President and Controller of McCaw Cellular. From 1976 to 1986, she was employed by a national public accounting firm. Ms. Gillespie is the Tax Matters Partner for Trilogy. Ms. Gillespie is married to Mr. Stanton.

Mark Kroloff. Mark Kroloff is the managing member of First Alaskan Capital Partners, LLC, a private investment firm that focuses on investments in telecommunications, energy, and financial services companies. Mr. Kroloff previously served as Chief Operating Officer of Arctic Slope Regional Corporation, where he oversaw operating businesses in telecommunications, oil field services, refining and construction. Prior to that, Mr. Kroloff served as Chief Operating Officer of Cook Inlet Region, Inc. During his tenure, Cook Inlet was one of the largest minority-owned wireless, television, and radio operators in the U.S. Prior to that, he was a lawyer with the firm of Munger, Tolles & Olson. Mr. Kroloff serves on the board of directors of General Communication, Inc., an integrated telecommunications provider. He received his bachelor’s degree from Claremont McKenna College and his law degree from the University of Texas School of Law.

Anthony Lacavera. Anthony Lacavera is the Chairman of Globalive Capital and the Founder and former Chairman and CEO of WIND Mobile Canada and Globalive Communications. Mr. Lacavera founded WIND Mobile Canada in 2008 and built the company into the leading challenger wireless company in Canada. WIND Mobile Canada grew from a start-up in 2008 into a company with approximately C$500 million of revenue, C$80 million in EBITDA, and 1 million subscribers in 2015. The company also had 1,200 employees, an advanced wireless network with coverage in Ontario, British Columbia, and Alberta, and a retail network of over 300 stores, dealers, and other points of presence. In 2016, Shaw Communications acquired WIND Mobile Canada for C$1.6 billion. Mr. Lacavera currently serves on the board of Founders Advantage Capital Corp., and previously served on the boards of Frankly Inc., Keek Inc., Lingo Media Corporation, and Vogogo Inc. Mr. Lacavera was named Canada’s CEO of the Year in 2010 by the Globe and Mail’s Report on Business Magazine, Canada’s Top 40 Under 40 in 2006 and one of the 50 Most Influential Torontonians by Toronto Life Magazine in 2013. Mr. Lacavera is an Honorary Fellow of St. Michael’s College at the University of Toronto and is a member of the University of Toronto Engineering Hall of Distinction. He has a reputation as a disruptive entrepreneur that has changed Canada’s telecommunications landscape. In 2007, Mr. Lacavera founded the Shamba Foundation, the charitable arm of Globalive.

Nadir Mohamed. Nadir Mohamed was a director of Alignvest, and is also Chairman of the Board of Directors of AMC. Mr. Mohamed is a highly accomplished operating executive who was most recently President and Chief Executive Officer of Rogers Communications Inc., the TSX and NYSE listed media and telecommunications company with an enterprise value in excess of C$45 billion as of March 22, 2017. Under his leadership, Rogers became the largest wireless carrier in Canada, delivered best in class cable and wireless margins and significantly strengthened its balance sheet. Before serving as President and Chief Executive Officer of Rogers, Mr. Mohamed was the President and Chief Operating Officer of that company’s Communications Group. Prior to that, Mr. Mohamed was the President and Chief Executive Officer of Rogers Wireless. Before joining Rogers in 1999, he had held senior positions at Telus Communications and at BC Telecom. Mr. Mohamed currently serves on the Board of Directors of TD Financial Group, and as the Chair of Scale Up Ventures. Mr. Mohamed has been named one of the world’s most successful immigrants by Bloomberg and he was honoured by the United Nations Association in Canada at their 2013 Global Citizens Dinner. Mr. Mohamed graduated from the University of British Columbia with a Bachelor of Commerce degree and holds a CA and FCA designation.

Reza Satchu. Reza Satchu was the President, Chief Executive Officer and a director of Alignvest. He is also Managing Partner and Co-Founder of AMC. Mr. Satchu has co-founded, built and / or managed several operating businesses from inception including: SupplierMarket, a supply chain software company with over 125 employees and investors that included KKR executives and Sequoia Capital, which was sold to Ariba for stock consideration implying an enterprise value of U.S.$924 million; StorageNow, which became one of Canada’s largest self-storage companies prior to being sold to InStorage REIT for cash consideration of $110 million; and KGS-Alpha Capital Markets, a U.S. fixed-income broker dealer with over U.S.$150 million of equity capital. Previously, Mr. Satchu was a General Partner at Fenway Partners, a $1.4 billion private equity firm focused on acquiring leading middle market companies and a Financial Analyst at Merrill Lynch in the High Yield Finance and Restructuring Group. Mr. Satchu has received “Canada’s Top 40 Under 40™” Award, has served on the Board of Directors of the Toronto Hospital for Sick Children Foundation (having served as Vice-Chairman of the Board from 2009 to 2011), is a member of the Advisory Board of the Arthur Rock Center for Entrepreneurship at Harvard Business School and is the Founding Chairman of Next Canada, an intensive entrepreneurship program for Canada’s most promising undergraduate students. From 2003 to 2009, he was an Adjunct Professor at the University of Toronto. Mr. Satchu has a bachelor’s degree in economics from McGill University and an MBA from Harvard University.

Executive Officers

Bradley J. Horwitz. Please see Mr. Horwitz’s biograph above.

Erik Mickels. Erik Mickels joined Trilogy in March 2014 as the company’s Chief Accounting Officer and Vice President – Corporate Controller and has since assumed responsibilities as Trilogy’s CFO. He began his career at Arthur Andersen LLP and spent twelve years with KPMG LLP working primarily with multi-national SEC registrants within the technology and retail industries. Erik is also a Certified Public Accountant.

Scott Morris. Scott Morris has been Trilogy’s Senior Vice President and General Counsel since it commenced operations in 2006. Before joining Trilogy in 2006, Mr. Morris served as General Counsel of Western Wireless International in 2005. From 2000 to 2004, he was Senior Vice President and General Counsel for Terabeam Corporation, a manufacturer of broadband wireless equipment. Previously he was Senior Vice President – External Affairs for AT&T Wireless, and held senior legal and government affairs positions at McCaw Cellular and Viacom Cable. After graduating from University of California Hastings College of the Law, he joined the Federal Trade Commission in Washington, D.C., where he served as an attorney-advisor to the chairman of the Commission.

Juan Pablo Calvo. Juan Pablo Calvo has 36 years of executive level experience in telecommunications, construction and other industrial organizations. He has been the Chief Executive Officer of NuevaTel since 2010 and also held the same position from 2001 to 2006. Mr. Calvo served as the Business Development Vice President of Trilogy between 2008 and 2010 and was Trilogy’s Vice President Operations – Latin America and the Caribbean from 2006 to 2008. Prior to joining Trilogy and NuevaTel, Mr. Calvo held a number of executive level positions, including acting as Chief Executive Officer of Telecel S.A. (Millicom Bolivia), now TIGO Bolivia, from 1993 to 1998.

Stewart Sherriff. Stewart Sherriff began his career serving in a variety of technology positions in BT (formerly British telecom), Telstra and Optus (Australian telecommunications carriers), and Tretech Solutions (a contractor for AT&T Wireless in Saudi Arabia). In 1997, he was engaged by SmarTone Mobile Communications, the first GSM wireless carrier in Hong Kong, as its Head of Operations. He joined Western Wireless International as Vice President — Operations in 1997. As part of Western Wireless International, Stewart served as CEO of Irish mobile third entrant Meteor from 2003-2005 and worked in mobile businesses owned by Western Wireless International in Europe, South America, Africa, and the US. He was on the board of Telering Austria, one of Western Wireless International’s subsidiaries. After Western Wireless International’s parent, Western Wireless, was purchased by Alltel in 2005, Mr. Sherriff became Senior Vice President and Chief Technical Officer of Trilogy. With Trilogy as 2degrees’ majority shareholder, he served as Chairman of 2degrees prior to taking on the role of Chief Executive Officer of 2degrees in 2013.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of TIP Inc., no director or executive officer of TIP Inc. has been, at the date of this AIF or within the last 10 years: (a) a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) was the subject of an event that resulted, after that person ceased to be a director or chief executive officer or chief financial officer, in the company being the subject of such an order; or (b) a director or executive of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of TIP Inc. has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

To the knowledge of TIP Inc., no director or executive officer of TIP Inc. has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Conflicts of Interest

Certain of the directors and executive officers of TIP Inc. are officers and directors of, or are associated with, other public and private companies. Such associations may give rise to conflicts of interest with TIP Inc. from time to time. The BCBCA requires, among other things, that the directors and executive officers of TIP Inc. act honestly and in good faith with a view to the best interest of TIP Inc., to disclose any personal interest which they may have in any material contract or transaction which is proposed to be entered into with TIP Inc. and, in the case of directors, to abstain from voting as a director for the approval of any such contract or transaction. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA. See also “Risk Factors” in this AIF.

AUDIT COMMITTEE

Charter of the Audit Committee

The full text of the charter of the Audit Committee (the “Audit Committee Charter”) is attached as Appendix “A” to this AIF.

Composition of the Audit Committee

The Audit Committee consists of Mark Kroloff (Chair), Anthony Lacavera, and Nadir Mohamed. Each member of the Audit Committee is independent (as defined in NI 52-110 and U.S. Securities regulations) and none receive, directly or indirectly, any compensation from TIP Inc. other than for service as a member of the TIP Inc. Board and its committees. All three members of the Audit Committee are financially literate under NI 52-110. The TIP Inc. Board has determined that Mark Kroloff is an “audit committee financial expert” within the meaning of SOX.

For the relevant education and experience of each of the members of the Audit Committee, please refer to the biographies of Mr. Kroloff, Mr. Lacavera and Mr. Mohamed in “Directors and Executive Officers — Biographies” in this AIF.

Pre-Approval Policies and Procedures

The Audit Committee has adopted requirements regarding pre-approval of non-audit services as part of its Audit Committee Charter. The Audit Committee Charter requires that the Audit Committee must approve in advance any retainer of the auditors to perform any non-audit service to TIP Inc. (together with all non-audit service fees) that it deems advisable in accordance with applicable requirements and the TIP Inc. Board approved policies and procedures. The Audit Committee will consider the impact of such service and fees on the independence of the auditor. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee; however, the decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

External Audit Service Fees

In connection with the completion of the Arrangement, Trilogy’s independent auditor, Grant Thornton LLP, became the auditor of TIP Inc. The aggregate fees for professional services provided by Grant Thornton LLP to Trilogy in respect of the last two fiscal years completed prior to the Arrangement are as follows:

Amounts in thousands USD	2016	2015
Audit Fees(1)	$4,180	$1,304
Audit-Related Fees	$-	$-
Tax Fees	$-	$-
All Other Fees	$-	$-

Notes:
(1)

Fees for audit services include fees associated with the annual audit, including the reviews of Trilogy’s quarterly reports, statutory audits required internationally, comfort letters, other assurance procedures, and review of documents publicly filed. The 2016 amount includes approximately $1.7 million related to the audit procedures in connection with the Arrangement.

PROMOTER

AMC, the sponsor of Alignvest, was considered a promoter of Alignvest within the meaning of applicable securities legislation for the purposes of Alignvest’s initial public offering. To the knowledge of TIP Inc., as of the date hereof, AMC owns, directly or indirectly, 9,428,760 Common Shares representing approximately 21.3% of the outstanding Common Shares and 11.3% of the total voting power of TIP Inc., assuming that all holders of Trilogy Class C Units have properly provided voting instructions to the Trustee. AMC also owns 407,040 Trilogy Warrants (approximately 3.04% of the outstanding warrants).

Prior to the completion of the Arrangement, Alignvest paid AMC a total of $10,000 (plus applicable taxes) per month for office space, utilities and administrative supports. The administrative services agreement terminated upon completion of Arrangement.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set out below, TIP Inc. is not aware of any existing or contemplated legal proceedings to which it or any of its subsidiaries is a party, or to which any of their property is subject, that would have a material adverse effect on TIP Inc. In the ordinary course of business, TIP Inc. and its properties, may, from time to time, be subject to various pending and threatened lawsuits in which claims for monetary damages are asserted. See “Risk Factors”.

Tesbrit has notified management that it believes TIP Inc.’s disclosure of information relating to 2degrees in securities filings in Canada and the United States is in violation of Trilogy’s confidentiality obligations under the 2degrees Shareholders Agreement. Tesbrit has also asserted that its pre-emptive rights under the 2degrees Shareholders Agreement and the 2degrees constitution were abridged earlier this year when 2degrees issued new shares to Trilogy in connection with Trilogy’s conversion of a loan to equity and when TIP Inc. and Trilogy acquired shares from former 2degrees minority shareholders, Hautaki and KMCH. To date, Tesbrit has taken no formal legal action with respect to its objections.

Other than as set out below, TIP Inc. is not aware of any penalties or sanctions imposed by a court or securities regulatory authority or other regulatory body to which TIP Inc. is subject, nor any settlement agreements before a court or with a securities regulatory authority to which TIP Inc. is a party.

TIP Inc. is subject the following material proceedings with the ATT in Bolivia. In addition to the actions listed below, TIP Inc. is subject to a number of other proceedings with the ATT and other Bolivian regulatory agencies. The aggregate liability associated with such other proceedings does not exceed 10% of the current assets of TIP Inc.

  On April 25, 2013, the ATT issued a $2.2 million fine against NuevaTel, alleging that NuevaTel failed to comply with public telephony service repair requirements. NuevaTel has appealed the U.S.$2.2 million fine to the Supreme Tribunal of Justice, which is expected to issue a decision in 2017.

  On February 15, 2016, the ATT imposed a fine of $4.5 million on NuevaTel in connection with a service interruption in the town of San José de Chiquitos on the grounds that the outage was preventable by NuevaTel. NuevaTel appealed on the grounds that the interruption was attributable to a force majeure event and, on that basis, ATT rescinded the fine in June 2016 and reinstated it on different grounds. NuevaTel has filed an appeal with the ATT. NuevaTel has not accrued for payment of the fine and will do so only if payment is determined to be probable.

  The ATT has commenced investigation against NuevaTel with respect to service outages on May 19-20, 2016 and on four occasions in January 2017. If the ATT determines that these outages were deliberately caused by NuevaTel, fines in the range of $4.5 million to $7.5 million could be imposed for each outage. NuevaTel experienced similar outages on June 7 and October 5, 2016; with respect to these incidents, ATT has not yet opened an investigation but has the authority to do so within two years following the date of an outage.

  The ATT opened investigations against NuevaTel in respect of service outages in the south of Bolivia and the town of Monteagudo in 2015. The ATT has taken no significant action on these investigations since opened.

  The ATT alleged that NuevaTel filed a false report concerning network performance in 2013. NuevaTel settled this matter by paying a fine of $750,000 on February 4, 2016. This case has concluded, but if the same offence is committed in the next year, the fine could be as much as $4.5 million.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than disclosed elsewhere in this AIF and in the management information circular of Alignvest dated December 22, 2016, as amended January 12, 2017, regarding the special meeting of the shareholders of Alignvest held on January 24, 2017, no director, executive officer or shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued Common Shares or Trilogy Class C Units, or any of the respective associates or affiliates of such persons, has any material interest, direct or indirect, in any transaction which has materially affected or is reasonably expected to materially affect TIP Inc. within the three most recent financial years preceding the date of this AIF.

Investor Rights Agreements

Effective upon completion of the Arrangement, each of SG Enterprises and AMC entered into an investor rights agreement (each, an “Investor Rights Agreement”) with TIP Inc.

Under the terms of each of the Investor Rights Agreements, SG Enterprises and AMC (each, the “Investor”) has the right to nominate two directors to the TIP Inc. Board, provided that: (i) any nominee proposed by the Investor consents in writing to serve as a director; and (i) such nominee is eligible to serve as a director under the BCBCA, the rules of any stock exchange on which the Common Shares are listed and under any policies and procedures reflecting term limits properly adopted by the TIP Inc. Board.

The Investor shall have the right to nominate two directors to the TIP Inc. Board for the first two annual general meetings, regardless of the Relevant Percentage Ownership of Common Shares (as defined below) owned by the Investor. After such time, the Investor shall each have the right to nominate two directors to the TIP Inc. Board for so long the Relevant Percentage Ownership of Common Shares owned by the Investor is greater than 7.5% . If the Relevant Percentage Ownership of Common Shares owned by the Investor is:

(a)	less than 7.5% but greater than 5% for any continuous period of at least 30 days, the Investor will have the right to nominate only one director to the TIP Inc. Board; and

(b)	less than 5% for any continuous period of at least 30 days, the Investor will no longer have the right to nominate a member to the Trilogy Parent Board.

For the purposes of the Investor Rights Agreements, the Relevant Percentage Ownership of Common Shares shall mean:

(a)

for SG Enterprises, the percentage determined by dividing: (a) the sum of (i) the number of Common Shares directly or indirectly beneficially owned by SG Enterprises, plus (ii) the number of votes attached to the Special Voting Share that are directly or indirectly controlled by SG Enterprises, but excluding (iii) any other options, warrants, or other securities convertible or exchangeable into or exercisable for Common Shares; by (b) the sum of (i) the number issued and outstanding of Common Shares, plus (ii) the number of votes attached to the Special Voting Share; and

(b)

for AMC, the percentage determined by dividing: (a) the sum of (i) the number of Common Shares directly or indirectly beneficially owned by AMC (including any Common Shares directly or indirectly beneficially owned by Alignvest Partners), but excluding (ii) any other options, warrants, or other securities convertible or exchangeable into or exercisable for Common Shares, by (b) the sum of (i) the number of issued and outstanding of Common Shares; plus (ii) the number of issued and outstanding Trilogy Class C Units.

In addition to the foregoing, for as long as the Investor has the right to nominate at least one director to the TIP Inc. Board, the Investor shall also have the right under the Investor Rights Agreement, acting reasonably, to approve the nomination or appointment of any proposed new Independent Directors (as defined in the Trilogy LLC Agreement) to the TIP Inc. Board that were not approved by all of the then existing Independent Directors, subject to such proposed new Independent Directors: (i) satisfying the consent and BCBCA eligibility requirements specified above; (ii) satisfying all applicable audit committee independence requirements under applicable securities laws and stock exchange rules; and (iii) not directly or indirectly owning any Trilogy Class C Units.

REGISTRAR AND TRANSFER AGENT

The transfer agent and registrar of the Common Shares is TMX Investor Services Inc. at its principal offices in Toronto, Ontario and Vancouver, British Columbia. TSX Trust Company, at its principal offices in Toronto, Ontario, is the Warrant Agent for the TIP Inc. Warrants under the Warrant Agreement.

MATERIAL CONTRACTS

The following are the material contracts of TIP Inc., other than contracts entered into in the ordinary course of business:

(a)	the Arrangement Agreement;

(b)	the Warrant Agreement;

(c)	the Trilogy LLC Agreement;

(d)	the Voting Trust Agreement;

(e)	Forfeiture and Transfer Restrictions Agreement and Undertaking;

(f)	the Existing Notes Indenture;

(g)	the Senior Facilities Agreement; and

(h)	the Bolivian Syndicated Loan Agreement.

Copies of the above material contracts are available on TIP Inc.’s SEDAR profile at www.sedar.com. Set out below are the particulars of certain material contracts not described elsewhere in this AIF.

Existing Notes Indenture

On April 26, 2016, Trilogy entered into a purchase agreement with Deutsche Bank Securities Inc. (the “Initial Purchaser”) pursuant to which Trilogy agreed to issue and sell to the Initial Purchaser 13.375% senior secured notes in the aggregate principal amount of $450 million due May 2019 (the “Existing Notes”) The sale of the Existing Notes was funded on May 6, 2016, with proceeds of $445.5 million, net of discount of $4.5 million. The proceeds from this offering were used to fund Trilogy’s April 22, 2016 tender offer to purchase any and all of its then outstanding 10.250% senior secured notes in the aggregate principal amount of $450 million aggregate principal due August 15, 2016 and to discharge any such notes that remained outstanding following such offer to purchase.

The Existing Notes are secured by (a) a first-priority lien on the equity interests of Trilogy International Finance Inc., a wholly-owned subsidiary of Trilogy and certain direct, wholly-owned U.S. domestic subsidiary guarantors of the Existing Notes and (b) a pledge of any intercompany indebtedness owed to Trilogy or any guarantor by 2degrees or any of 2degrees’ subsidiaries and certain third party indebtedness owed to Trilogy by any minority shareholder in 2degrees. The Existing Notes are guaranteed by certain of Trilogy’s direct wholly-owned U.S. domestic subsidiaries, and are the Issuers’ and the guarantors’ senior secured obligations.

The Existing Notes mature on May 15, 2019, and interest is payable semi-annually on May 15 and November 15 of each year. The Existing Notes are redeemable, in whole but not in part, at 106.688% (before May 15, 2017) or at 100% (at any time on or after May 15, 2017), plus accrued and unpaid interest, if any, to (but excluding) the date of redemption. Trilogy may also redeem up to 35% of the Existing Notes at any time on or after May 15, 2017 using funds in an amount equal to all or a portion of the net cash proceeds of certain public equity offerings at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to (but excluding) the date of redemption.

In connection with the Arrangement Agreement, Trilogy and the holders of the Existing Notes agreed to amend the indenture for the Existing Notes (the “Existing Notes Indenture”) to, among other things, permit (i) Trilogy to consummate the Arrangement and the transactions to be entered into in connection therewith without the Arrangement and related transactions constituting a “Change of Control” under the indenture, and (ii) Alignvest, on the one hand, and Trilogy and its subsidiaries, on the other hand, to enter into certain transactions from and after the consummation of the Arrangement Agreement. Trilogy and the trustee under the indenture have executed a First Supplemental Indenture (the “First Supplemental Indenture”) setting forth such amendments. Such First Supplemental Indenture became binding and effective on November 22, 2016 upon execution by Trilogy, the trustee and the guarantors thereunder, and became operative on February 7, 2017 upon the confirmation to the trustee that the Arrangement Agreement was consummated and that Alignvest and/or certain other affiliates of Trilogy have invested in the aggregate a minimum of $125,000,000 in Trilogy since November 1, 2016 or in connection with the consummation of the Arrangement Agreement. The First Supplemental Indenture also contains a covenant requiring Trilogy to set aside not less than $125 million of the cash invested by Alignvest and/or the affiliates of Trilogy since November 1, 2016 or in connection with the consummation of the Arrangement solely for use to prepay, repurchase, redeem or otherwise acquire Existing Notes or to pay interest thereon, and requiring Trilogy to use commercially reasonable efforts to, by no later than July 31, 2017, use at least $125 million to either (i) prepay, repurchase, redeem, or otherwise acquire Existing Notes or (ii) pay interest on the Existing Notes that is scheduled to be paid between the closing date of the Arrangement and July 31, 2017.

The indenture governing the Existing Notes contains certain other covenants, including limitations and restrictions on Trilogy’s and its restricted subsidiaries’ ability to:

(i)	incur additional indebtedness;

(ii)	pay dividends, make certain distributions and other restricted payments;

(iii)	make certain investments;

(iv)	create liens on their assets to secure debt;

(v)	enter into transactions with affiliates;

(vi)	merge, consolidate or amalgamate with another company;

(vii)	agree to any restrictions on the ability of restricted subsidiaries to make payments to Trilogy; and

(viii)	transfer or sell assets.

If Trilogy or its subsidiaries sell certain assets, Trilogy may be required to reinvest the net proceeds thereof or to repay obligations under its senior indebtedness or make an offer to purchase the notes from holders with the net proceeds thereof at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to (but excluding) the purchase date.

Trilogy intends to seek to refinance the Existing Notes during 2017 with a combination of cash on hand and newly issued indebtedness. Trilogy plans to meet with certain holders of the Existing Notes and new prospective investors to discuss a possible refinancing. Trilogy will then assess whether investor interest, general market conditions, and Trilogy’s own business priorities indicate that a refinancing can be undertaken on satisfactory terms and, if so, whether it should proceed with a refinancing. See “Risk Factors – Risks Related to Indebtedness of TIP Inc.”

2degrees Credit Facilities

In August 2015, 2degrees entered into a senior debt facility agreement with the lenders under its existing senior debt facilities for a total of NZD$200 million of potential financing ($138.4 million based on the exchange rate at December 31, 2016) (the “Senior Facilities Agreement”). Separate facilities are provided under the agreement to repay existing indebtedness and fund 2degrees’ capital expenditures (NZD$185 million) and to fund 2degrees’ working capital requirements (NZD$15 million). As of December 31, 2016, the NZD$185 million facility ($128.0 million based on the exchange rate at December 31, 2016) was fully drawn-down, and NZD$7.4 million ($5.1 million based on the exchange rate at December 31, 2016) was drawn on the NZD$15 million working capital facility. The Senior Facilities Agreement maturity date is June 30, 2018. However, once every calendar year, at least six months apart, for a period of not less than five consecutive days, 2degrees must reduce the outstanding balance of the NZD$15 million facility used to fund its working capital requirements to zero.

The debt under the Senior Facilities Agreement accrues interest payable quarterly at the New Zealand Bank Bill Reference Rate plus a margin calculated by reference to 2degrees’ senior leverage ratio at the time. Additionally, a line fee (again, dependent upon 2degrees’ senior leverage ratio at that time) calculated as a percentage of the total committed financing under the Senior Facilities Agreement (both drawn and undrawn) is payable quarterly. The pricing under the Senior Facilities Agreement was negotiated on arms’ length terms and is reflective of 2degrees’ credit standing in the market.

The Senior Facilities Agreement contains certain financial covenants requiring 2degrees to:

(i)	maintain a total interest coverage ratio of not less than 3.0 times;

(ii)	maintain a senior leverage ratio of not greater than 3.0 times; and

(iii)	not exceed 110% of the agreed to annual capital expenditures in any financial year.

The Senior Facilities Agreement also contains other customary representations, warranties, covenants and events of default. The Senior Facilities Agreement is secured (in favor of a security trustee acting on behalf of the lenders) by substantially all of the assets of 2degrees and its subsidiaries.

Under the Senior Facilities Agreement, upon the occurrence of a change of control, 2degrees may be required to renegotiate the terms of the facilities with its lenders. If such negotiations are unsuccessful, the lenders may, on 60 days’ notice, cancel the facilities at which time 2degrees would be required to repay all outstanding amounts immediately. This is a market standard provision in New Zealand. The lenders under the Senior Facilities Agreement have already agreed that the Arrangement would not trigger these events.

Under the Senior Facilities Agreement, 2degrees is generally restricted from making distributions or other payments to, or for the benefit of, its shareholders and their related parties except where expressly permitted thereunder. The key permission is of dividends and other distributions paid out of free cash flow where 2degrees has, immediately after payment, a senior leverage ratio of less than 2.00 times.

2degrees is preparing to negotiate a refinancing the Senior Facilities Agreement, which is due to expire in August 2018. 2degrees has executed mandates with the Bank of New Zealand and ING Bank to arrange new credit facilities, the terms of which are still under ongoing review.

Bolivian Syndicated Loan

In April 2016, NuevaTel entered into a $25 million debt facility with the same consortium of Bolivian banks (the “Bolivian Syndicated Loan”) as under NuevaTel’s previous debt facility entered into in December 2012, namely, Banco Nacional de Bolivia S.A., Banco Mercantil Santa Cruz S.A., Banco de Crédito de Bolivia S.A. and Banco Bisa S.A. The net proceeds were used to fully repay the then outstanding balance of such previously outstanding facility and the remaining proceeds were used for capital expenditures in 2016.

Under the terms of the credit agreement governing the Bolivian Syndicated Loan (the “Bolivian Syndicated Loan Agreement”), the Bolivian Syndicated Loan is required to be repaid in predetermined quarterly installments beginning in 2016 and ending in 2021, with 10% of the principal amount to be repaid during each of the first two years of the Bolivian Syndicated Loan and 26.67% of the principal amount to be repaid during each of the final three years. Interest on the loan accrues at a fixed rate of 7.0% for the first 12 months and thereafter at a variable rate of 5.5% plus Tasa de Referencia, which is the rate established by the Central Bank in Bolivia. As of December 31, 2016, Tasa de Referencia was 2.12% . Interest is payable on a quarterly basis. The Bolivian Syndicated Loan is secured by substantially all of NuevaTel’s assets. The Bolivian Syndicated Loan Agreement contains certain financial covenants requiring NuevaTel to maintain:

  an indebtedness ratio (as defined in the Bolivian Syndicated Loan Agreement) of not greater than 2.15 times;

  a debt coverage ratio (as defined in the Bolivian Syndicated Loan Agreement) of not less than 1.25 times;

  a current ratio (as defined in the Bolivian Syndicated Loan Agreement) of not less than 0.65 times; and

  a structural debt ratio (as defined in the Bolivian Syndicated Loan Agreement) of not higher than 3.0 times.

INTERESTS OF EXPERTS

In connection with the completion of the Arrangement, Grant Thornton LLP, the auditor of Trilogy prior to the Arrangement, was appointed the auditor of TIP Inc. Grant Thornton LLP has an address at 520 Pike St, Suite 2800, Seattle, WA 98101, United States. Such firm prepared the auditor’s report on Trilogy’s consolidated financial statements for the financial year ended December 31, 2016 and is independent of TIP Inc. within the meaning of the CPA Code of Professional Conduct and within the meaning of PCAOB Rule 3520, Auditor Independence.

ADDITIONAL INFORMATION

Additional information relating to TIP Inc.:

(a)	may be found on SEDAR at www.sedar.com and on the SEC’s Electronic Document and Gathering Retrieval System (“EDGAR”) at www.sec.gov;

(b)

including directors’ and officers’ remuneration and indebtedness, principal holders of TIP Inc.’s securities and securities authorized for issuance under equity compensation plans, see the management information circular of Alignvest dated December 22, 2016 (including the prospectus set out at Appendix “F” thereto), as amended January 12, 2017, available at www.sedar.com or www.sec.gov. Such information will also be contained in TIP Inc.’s management information circular that will be filed in connection with its next annual meeting of shareholders. Once filed, the circular will be available at www.sedar.com or www.sec.gov; and

(c)	is provided in Trilogy’s audited financial statements and related management discussion and analysis for the years ended December 31, 2016 and 2015.

APPENDIX A – CHARTER OF THE AUDIT COMMITTEE OF TIP INC.

CHARTER OF THE AUDIT COMMITTEE
OF TRILOGY INTERNATIONAL PARTNERS INC.

Section 1        PURPOSE

The audit committee (the “Audit Committee”) is a committee of the board of directors (the “Board”) of Trilogy International Partners Inc. (the “Corporation”). The primary function of the Audit Committee is to assist the directors of the Corporation in fulfilling their applicable roles by:

(a)	recommending to the Board the appointment and compensation of the Corporation’s external auditor;

(b)	overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management;

(c)	pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Corporation by the Corporation’s external auditor;

(d)

satisfying themselves that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information, other than those described in (g) below, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

(e)

establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(f)	reviewing and approving any proposed hiring of current or former partner or employee of the current and former auditor of the Corporation; and

(g)

reviewing and approving the annual and interim financial statements, related Management Discussion and Analysis (“MD&A”) and other financial information provided by the Corporation to any governmental body or the public.

The Audit Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter. However, it is not the duty of the Audit Committee to prepare financial statements, to plan or conduct internal or external audits, to determine that the financial statements are complete and accurate and are in accordance with United States generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations or the Corporation’s internal policies, procedures and controls, as these are the responsibility of management, and in certain cases, the external auditor.

Section 2        LIMITATIONS ON AUDIT COMMITTEE’S DUTIES

In contributing to the Audit Committee’s discharge of its duties under this Charter, each member of the Audit Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended to be, or may be construed as, imposing on any members of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject.

Members of the Audit Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditor, (iv) financial statements of the Corporation represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Corporation in accordance with generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

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Section 3        COMPOSITION AND MEETINGS

The Audit Committee should be comprised of not less than three directors as determined by the Board, all of whom shall be independent within the meaning of National Instrument 52-110 – Audit Committees (“52-110”) of the Canadian Securities Administrators (or exempt therefrom), and free of any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. All members of the Audit Committee should have (or should gain within a reasonable period of time after appointment) a working familiarity with basic finance and accounting practices. At least one member of the Audit Committee should have accounting or related financial management expertise and be considered a financial expert. Each member must be “financially literate” within the meaning of 52-110 or must become financially literate within a reasonable period of time following his or her appointment. The Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

The members of the Audit Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair of the Audit Committee (the “Chair”) is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

In addition, the Audit Committee members should meet all of the requirements for members of audit committees as defined from time to time under applicable legislation and the rules of any stock exchange on which the Corporation’s securities are listed or traded.

The Audit Committee should meet at least four times annually, or more frequently as circumstances require. The Audit Committee should meet within forty-five (45) days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and should meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A.

The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Audit Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and the external auditor of the Corporation, and others as they consider appropriate.

For greater certainty, management is indirectly accountable to the Audit Committee and is responsible for the timeliness and integrity of the financial reporting and information presented to the Board.

In order to foster open communication, the Audit Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately. In addition, the Audit Committee or its Chair should meet with management quarterly in connection with the Corporation’s interim financial statements.

A quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.

Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Audit Committee shall determine upon 48 hours’ notice to each of its members. The notice period may be waived by all members of the Audit Committee. Each of the Chair of the Board, the external auditor, the Chief Executive Officer, the Chief Financial Officer or the Secretary shall be entitled to request that any member of the Audit Committee call a meeting.

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This Charter is subject in all respects to the Corporation’s articles from time to time.

Section 4        ROLE

As part of its function in assisting the Board in fulfilling its oversight role (and without limiting the generality of the Audit Committee’s role), the Audit Committee should:

(1)	Determine any desired agenda items;

(2)	Review and recommend to the Board changes to this Charter, as considered appropriate from time to time;

(3)	Review the public disclosure regarding the Audit Committee required by 52-110;

(4)	Review and seek to ensure that disclosure controls and procedures and internal control over financial reporting frameworks are operational and functional;

(5)	Summarize in the Corporation’s annual information form the Audit Committee’s composition and activities, as required; and

(6)	Submit the minutes of all meetings of the Audit Committee to the Board upon request.

Documents / Reports Review

(7)

Review and recommend to the Board for approval the Corporation’s annual and interim financial statements, including any certification, report, opinion, undertaking or review rendered by the external auditor and the related MD&A, as well as such other financial information of the Corporation provided to the public or any governmental body as the Audit Committee or the Board require.

(8)	Review other financial information provided to any governmental body or the public as they see fit.

(9)	Review, recommend and approve any of the Corporation’s press releases that contain financial information.

(10)

Seek to satisfy itself and ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and related MD&A and periodically assess the adequacy of those procedures.

External Auditor

(11)

Recommend to the Board the selection of the external auditor, considering independence and effectiveness, and review and recommend the fees and other compensation to be paid to the external auditor. The Audit Committee shall have the ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.

(12)

Review and seek to ensure that all financial information provided to the public or any governmental body, as required, provides for the fair presentation of the Corporation’s financial condition, financial performance and cash flow.

(13)	Instruct the external auditor that its ultimate client is not management and that it is required to report directly to the Audit Committee, and not management.

(14)

Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor.

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(15)	Review and discuss, on an annual basis, with the external auditor all significant relationships it has with the Corporation to determine the external auditor’s independence.

(16)	Pre-approve all non-audit services (or delegate such pre-approval, as the Audit Committee may determine and as permitted by applicable Canadian securities laws) to be provided by the external auditor.

(17)	Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.

(18)

Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(19)	Communicate directly with the external auditor and arrange for the external auditor to be available to the Audit Committee and the full Board as needed.

(20)	Review and approve any proposed hiring by the Corporation of current or former partners or employees of the current (and any former) external auditor of the Corporation.

Audit Process

(21)

Review the scope, plan and results of the external auditor’s audit and reviews, including the auditor’s engagement letter, the post-audit management letter, if any, and the form of the audit report. The Audit Committee may authorize the external auditor to perform supplemental reviews, audits or other work as deemed desirable.

(22)

Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

(23)	Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements.

(24)

Where there are significant unsettled issues between management and the external auditor that do not affect the audited financial statements, the Audit Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

Financial Reporting Processes

(25)	Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as they see fit.

(26)

Consider the external auditor’s judgments about the quality, transparency and appropriateness, not just the acceptability, of the Corporation’s accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

(27)	Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

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(28)

Review with management and the external auditor the Corporation’s accounting policies and any changes that are proposed to be made thereto, including all critical accounting policies and practices used, any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor’s preferred treatment and any other material communications with management with respect thereto.

(29)	Review the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

(30)	If considered appropriate, establish separate systems of reporting to the Audit Committee by each of management and the external auditor.

(31)	Periodically consider the need for an internal audit function, if not present.

Risk Management

(32)	Review program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

General

(33)

The Audit Committee may at its discretion retain independent counsel, accountants and other professionals to assist it in the conduct of its activities and to set and pay (as an expense of the Corporation) the compensation for any such advisors.

(34)	Respond to requests by the Board with respect to the functions and activities that the Board requests the Audit Committee to perform.

(35)	Periodically review this Charter and, if the Audit Committee deems appropriate, recommend to the Board changes to this Charter.

(36)	Review the public disclosure regarding the Audit Committee required from time to time by applicable Canadian securities laws, including:

(i)	the Charter of the Audit Committee;

(ii)	the composition of the Audit Committee;

(iii)	the relevant education and experience of each member of the Audit Committee;

(iv)	the external auditor services and fees; and

(v)	such other matters as the Corporation is required to disclose concerning the Audit Committee.

(37)	Review in advance, and approve, the hiring and appointment of the Corporation’s senior financial executives by the Corporation, if any.

(38)	Perform any other activities as the Audit Committee deems necessary or appropriate including ensuring all regulatory documents are compiled to meet Committee reporting obligations under 52-110.

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Section 5        AUDIT COMMITTEE COMPLAINT PROCEDURES

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

The Audit Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Corporation’s securityholders for any purpose whatsoever. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Corporation or other liability whatsoever.

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